Exhibit 99.1

THE TORONTO-DOMINION BANK

Notice of annual meeting of common shareholders and
management proxy circular

Annual meeting April 4, 2019

The Toronto-Dominion Bank

Notice of Annual Meeting of Common Shareholders

WHEN	WHERE
Thursday, April 4, 2019 9:30 a.m. (Eastern)	Design Exchange TD Centre, 234 Bay Street Toronto, Ontario M5K 1B2

BUSINESS OF THE MEETING

At the meeting, shareholders will be asked to:

1.
Receive the financial statements for the year ended October 31, 2018, and the auditor's report on the statements

2.
Elect directors

3.
Appoint the auditor

4.
Consider an advisory resolution on the approach to executive compensation disclosed in the management proxy circular

5.
Consider the shareholder proposals set out on pages 60 to 62 of this management proxy circular

6.
Consider any other business which may properly come before the meeting

You can read about each item of business beginning on page 6 of the management proxy circular.

Holders of common shares on February 4, 2019 are eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) restrictions. There were 1,832,861,855 common shares of The Toronto-Dominion Bank outstanding on February 4, 2019.

Your vote is important. If you cannot attend the meeting, you are encouraged to vote your shares. To ensure your vote is counted, proxies must be received by the bank's transfer agent or corporate secretary at least 24 hours prior to the meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 2 of the management proxy circular.

By order of the Board of Directors

Rasha El Sissi
Vice President and Corporate Secretary
Toronto, Ontario, Canada

February 4, 2019

Dear shareholders,

Please join us at our 163rd annual meeting of common shareholders in Toronto on April 4, 2019.

We look forward to the annual meeting as an opportunity to review the accomplishments and challenges of the past year, discuss the year ahead, and hear directly from our shareholders.

We encourage you to read this management proxy circular and vote your shares, regardless of whether or not you attend the meeting in person. This circular describes the business to be conducted at the meeting and provides you, our shareholders, with information on the bank's approach to executive compensation and to corporate governance. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular and also in the enclosed form of proxy or voting instruction form.

If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend in person, there are other ways that you can watch the meeting:

•
Live Webcast: We will provide live coverage of the meeting from our website at www.td.com/investor-relations/ir-homepage/annual-meetings/2019/index.jsp

•
Replay: A recorded version of the meeting will be available on our website following the meeting at www.td.com/investor-relations/ir-homepage/annual-meetings/2019/index.jsp

We look forward to hearing directly from shareholders at our meeting on April 4th and hope that you will be able to participate.

Sincerely,

Brian M. Levitt Chairman of the Board	Bharat B. Masrani Group President and Chief Executive Officer

TD is committed to communicating effectively and responsively with shareholders, other interested parties and the public. TD offers shareholders several ways to communicate directly with the independent directors through the chairman of the board, including by email c/o TD Shareholder Relations at tdshinfo@td.com. Emails from shareholders expressing an interest in communicating directly with the independent directors will be provided to the chairman.

MANAGEMENT PROXY CIRCULAR

WHAT'S INSIDE

All information in this management proxy circular (the circular) is as of January 31, 2019, and all dollar amounts are in Canadian dollars, unless otherwise stated. In this circular, the bank and TD refer to The Toronto-Dominion Bank, you and your refer to holders of the bank's common shares, and common shares and shares refer to the bank's common shares.

Financial information about the bank is found in our comparative consolidated financial statements and management's discussion and analysis for the year ended October 31, 2018 (MD&A). Financial information and additional information about the bank are available on the bank's website (www.td.com), SEDAR (www.sedar.com), and on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov), or can be obtained free of charge on request from TD Shareholder Relations using the contact information on page 86 of this circular.

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VOTING INFORMATION

PROXY SOLICITATION

You received this circular in connection with management's solicitation of proxies for the annual meeting of common shareholders of the bank (the meeting) to be held at the time and place and for the purposes listed in the notice of annual meeting accompanying this circular. The bank is soliciting proxies primarily by mail, and you may also be contacted by telephone, in writing or in person by directors, officers and employees of the bank. The bank has retained D.F. King to help us with this process, at an estimated cost of $34,000. The Bank pays the costs associated with soliciting proxies.

WHO CAN VOTE

On February 4, 2019, the date for determining which shareholders are entitled to vote at the meeting, there were 1,832,861,855 common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) (the Bank Act) restrictions. Shares cannot be voted if they are beneficially held by:

•
the Government of Canada or any of its agencies

•
the government of a province of Canada or any of its agencies

•
the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•
any person or entity who has acquired more than 10% of the common shares without approval in accordance with Bank Act provisions

In addition, no person or entity may cast votes in respect of any shares beneficially owned by the person, or by any entity controlled by that person, that represent, in the aggregate, more than 20% of the eligible votes.

Management and the board are not aware of any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares.

HOW MANY VOTES DO YOU GET

You are entitled to one vote for each common share registered in your name or beneficially owned by you on February 4, 2019, subject to the restrictions described above.

HOW TO VOTE

How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. Most of the bank's shareholders are 'beneficial owners' who are non-registered shareholders.

Beneficial Owners	Registered Shareholders

Type of shareholder	You are a beneficial owner if your common shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, and therefore do not have the shares registered in your own name. You may vote in person at the meeting or appoint another person, called a proxyholder, to attend the meeting and vote on your behalf (see "Appointing a Different Proxyholder" below for details).

For your shares to be voted, carefully follow the instructions on the voting instruction form that you have received from your intermediary in the package containing this circular.

You are a registered shareholder if your name appears on your common share certificate or if you hold your common shares through the Direct Registration System (DRS) in the United States. You may vote in person at the meeting or appoint another person, called a proxyholder, to attend the meeting and vote on your behalf (see "Appointing a Different Proxyholder" below for details).

Carefully follow the instructions on the form of proxy that you have received in the package containing this circular.

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	Beneficial Owners	Registered Shareholders

To vote in person at the meeting	Either: (a) insert your name in the space provided or mark the appropriate box on the enclosed voting instruction form to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise permitted by your intermediary; or (b) if available, go to www.proxyvote.com and enter your control number listed on the enclosed voting instruction form and insert your name in the "Change Appointee" section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the meeting. Please register with the bank's transfer agent, AST Trust Company (Canada) (AST), when you arrive at the meeting.	Do not complete the form of proxy or return it. Please register with the bank's transfer agent, AST, when you arrive at the meeting.

To vote by proxy if you do not wish to attend the meeting	Either: (a) complete the enclosed voting instruction form and return it in the envelope provided or as otherwise permitted by your intermediary; (b) if available, go to www.proxyvote.com and enter your control number listed on the enclosed voting instruction form and follow the instructions on the voting site; or (c) if available, vote by using your mobile data device, or by telephone or facsimile by following the instructions on the enclosed voting instruction form. You can either mark your voting instructions in the voting section of the form or appoint a proxyholder to attend the meeting and vote your shares for you (see "Appointing a Different Proxyholder" below for details).	Complete and sign the enclosed form of proxy or another legal form of proxy and return the form in the envelope provided or as otherwise indicated on the form of proxy (see "Appointing a Different Proxyholder" below for details).

You also have the option to vote online by either going to:

(a) www.astvotemyproxy.com (if you hold a share certificate); or

(b) www.investorvote.com/TDM (if you hold your shares via the DRS),

and following the instructions on the enclosed form of proxy.

If available, you may also vote by email or facsimile by following the instructions on the enclosed form of proxy.

Returning the Form	AST must receive your voting instructions from your intermediary at least 24 hours prior to the meeting. Therefore, your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline.	You may return your completed form of proxy by mail or hand delivery to the bank's corporate secretary, c/o Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 12th Floor, Toronto, Ontario M5K 1A2.

Proxies must be received at least 24 hours prior to the meeting.

Changing your vote	Please contact your intermediary for instructions on how to revoke your voting instructions.	If you have signed and returned the enclosed form of proxy or another legal form of proxy, you may revoke it by delivering written notification to the bank's corporate secretary in any of the ways indicated on the enclosed form of proxy not later than 5:00 p.m. (Eastern) on April 3, 2019 or to the chairman of the meeting before the start of the meeting or in any other way permitted by law. Your written notification must state clearly that you wish to revoke the proxy.

If you voted online and you wish to change your voting instructions, please go to either: (a) or (b) below and vote again using your control number.

(a) www.astvotemyproxy.com (if you hold a share certificate); or

(b) www.investorvote.com/TDM (if you hold your shares via the DRS).

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APPOINTING A DIFFERENT PROXYHOLDER

You can appoint a different proxyholder if you are a registered shareholder or beneficial owner. The persons named as proxyholders in the enclosed form of proxy or voting instruction form are directors and/or officers of the bank. If you wish to appoint a different person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by AST or the bank's corporate secretary at least 24 hours before the meeting. Contact information for the bank's transfer agent is provided on page 86 of this circular. Contact information for the corporate secretary is set out above under the heading "Registered Shareholders — Returning the Form".

Registered Shareholders	Beneficial Owners (Canada only)	Beneficial Owners (U.S. only)

Insert the person's name in the blank space provided in the form of proxy or complete another legal form of proxy.

Deliver the proxy in the envelope provided or as otherwise indicated on the form of proxy.

Insert the person's name in the blank space provided in the voting instruction form provided by your intermediary.

Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.

Check the box "To attend the meeting and vote these shares in person" on the voting instruction form provided by your intermediary, thereby requesting a legal proxy to be sent to you.

Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.

In the legal proxy that is sent to you, appoint a designate to attend the meeting and vote your shares in person.

Your proxyholder must attend the meeting in person in order for your vote to be taken.

HOW YOUR PROXY WILL BE VOTED

If you are eligible to vote and you have properly voted, the proxyholder will be required to vote your common shares in accordance with your instructions. For the election of directors and the appointment of the auditor, you may vote FOR or WITHHOLD; for the advisory vote on the approach to executive compensation, you may vote FOR or AGAINST; and for each of the shareholder proposals, you may vote FOR, AGAINST or ABSTAIN. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.

If you appoint the persons designated in the enclosed form of proxy or voting instruction form as the proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:

•
FOR the election of each nominee set out under the heading "Director Nominees";

•
FOR the appointment of Ernst & Young LLP as auditor;

•
FOR the approach to executive compensation disclosed in the "Report of the Human Resources Committee (HRC)" and "Approach to Executive Compensation" sections of this circular; and

•
AGAINST each shareholder proposal set out on pages 60 to 62.

SHAREHOLDER APPROVAL

A simple majority of the votes cast, in person or by proxy, will constitute approval of each matter specified in this circular.

AMENDMENTS TO MATTERS RAISED OR NEW MATTERS BROUGHT BEFORE THE MEETING

The enclosed form of proxy or voting instruction form gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in such manner as the proxyholder considers proper in his or her discretion.

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VOTING CONFIDENTIALITY

To keep your vote confidential, proxies are counted and tabulated by AST. Proxies are only submitted to the bank when legally necessary or when a shareholder clearly intends to communicate comments to management or the board. Shareholders wishing to maintain complete confidentiality of their holdings and their voting may register their common shares in the name of a nominee.

VOTING RESULTS

Voting results of the meeting will be available shortly after the meeting on the bank's website (www.td.com/investor) and at www.sedar.com and www.sec.gov.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS

The bank offers electronic delivery (e-delivery) of shareholder materials, including this circular for beneficial owners and registered shareholders. Shareholders who have enrolled in e-delivery will be notified via e-mail when documents are made available, at which time they can be viewed and/or downloaded from www.td.com/investor. How you enroll depends on whether you are a beneficial or registered shareholder. The chart below outlines the process by which shareholders can sign-up for e-delivery.

	Before the Meeting	After the Meeting

Registered Shareholders (Certificate)	Go to www.astvotemyproxy.com and use the control number provided on your form of proxy.	Sign-up for e-delivery at https://ca.astfinancial.com/edelivery or by contacting AST (contact information is provided on page 86 of this circular) for further instructions.

Registered Shareholders (DRS)	Go to www.investorvote.com/TDM and use the control number provided on your form of proxy.	Sign-up for e-delivery at www.computershare.com/investor or by contacting Computershare (contact information is provided on page 86 of this circular) for further instructions.

Beneficial Owners	Go to www.proxyvote.com and use the control number provided on your voting instruction form.	Contact your intermediary for a unique enrollment number and further instructions.

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BUSINESS OF THE MEETING

RECEIVE FINANCIAL STATEMENTS

The bank's comparative consolidated financial statements and management's discussion and analysis for the year ended October 31, 2018 (the 2018 MD&A), together with the auditor's report on those statements, will be presented to the bank's shareholders at the meeting. These documents are included in the bank's 2018 annual report, which has been mailed to shareholders with this circular and is available at www.td.com, www.sedar.com, and in the bank's annual report on Form 40-F at www.sec.gov.

ELECT DIRECTORS

The 14 nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee. Information about each nominated director can be found in the "Director Nominees" section of this circular. The bank's majority voting policy is described in Schedule A to this circular.

Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the nominees listed in the "Director Nominees" section of this circular. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form may vote in their discretion for any substitute nominee(s).

The board recommends that you vote FOR the election as director of each nominee whose name is set out under the heading "Director Nominees".

APPOINT AUDITOR

The audit committee of the board of directors has assessed the performance and independence of Ernst & Young LLP (EY) and the board recommends that EY be reappointed as auditor of the bank (the shareholders' auditor) until the close of the next annual shareholders' meeting. Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of EY as the shareholders' auditor. EY was appointed as the shareholders' auditor for the year ended October 31, 2018, in accordance with the Bank Act and the recommendation by the audit committee, and has been the bank's sole independent external auditor since the beginning of the year ended October 31, 2006. A representative of EY will be in attendance at the meeting and available to answer your questions.

The board recommends that you vote FOR the appointment of Ernst & Young LLP as auditor.

PRE-APPROVAL POLICIES AND SHAREHOLDERS' AUDITOR SERVICE FEES

The bank's audit committee has implemented a policy restricting the services that may be performed by the shareholders' auditor to and for the bank, its subsidiaries and entities over which it has significant influence. Any service to be performed by the shareholders' auditor must be permitted by law and the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services. For further information on the pre-approval policies and shareholders' auditor service fees, see the bank's 2018 annual information form (www.td.com/investor/other.jsp or www.sedar.com).

The fees paid to EY, the current shareholders' auditor, for services performed during the past three fiscal years are detailed in the table below.

	Fees Paid to Ernst & Young LLP
($ millions)	2018	2017	2016

Audit fees(1)	26.5	24.2	22.2

Audit-related fees(2)	1.4	1.6	1.6

Tax fees(3)	2.7	2.4	2.6

All other fees(4)	1.8	2.0	1.5

Total(5)	32.3	30.2	27.9

(1)
Audit fees are fees for the professional services in connection with the audit of the bank's financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders' auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

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(2)
Audit-related fees are fees for assurance and related services that are performed by the shareholders' auditor. These services include: employee benefit plan audits; audit of charitable organizations; audit services for certain special purpose entities administered by the bank; accounting and tax consultation in connection with mergers, acquisitions, divestitures and restructurings; attest services in connection with mergers and acquisitions including audit procedures related to opening balance sheet and purchase price allocation; application and general controls reviews; interpretation of accounting, tax and reporting standards; attest services that are not required by statute or regulation; translation of financial statements and reports in connection with the audit or review; and information technology advisory services.
(3)
Tax fees comprise: general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax knowledge publications; income and commodity tax compliance and advisory services; and transfer pricing services and customs and duties issues.
(4)
All other fees include fees for insolvency and viability matters, limited to cases in which the bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders' auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. Also included in this category are fees for: reports on control procedures at a service organization; audit and tax services for SEC-registered funds, subject to the SEC investment company complexes rules; database for tax compliance; benchmark studies; regulatory advisory services; and performance and process improvement services.
(5)
Totals may not add due to rounding.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the "Report of the Human Resources Committee" and "Approach to Executive Compensation" sections of this circular. These sections describe the role of the human resources committee of the board of directors (HRC) in overseeing compensation at the bank, as well as the bank's executive compensation principles and the key design features of compensation plans for executives.

Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following resolution:

  "RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections located on pages 24 to 35 of the management proxy circular."

While the advisory vote is non-binding, the HRC and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. If a significant number of the shares represented at the meeting are voted against the advisory resolution, the chairman of the board will oversee a process to better understand opposing shareholders' specific concerns. The HRC will then review the approach to executive compensation in the context of shareholders' specific concerns and may make recommendations to the board of directors. Following the review by the HRC, the bank will aim to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation within six months of the shareholders' meeting and, in any case, not later than in the management proxy circular relating to the subsequent annual shareholders' meeting.

The board recommends that you vote FOR the approach to executive compensation.

SHAREHOLDER PROPOSALS

Shareholder proposals submitted for consideration at the meeting are set out beginning on page 60 of this circular. If these proposals are put forward at the meeting, unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote AGAINST each of these proposals.

The board recommends that you vote AGAINST each shareholder proposal set out on pages 60 to 62 of this circular. The board's reasons for opposing each proposal are also set out on pages 60 to 62 of this circular.

In order to be considered at next year's annual shareholders' meeting, proposals, including director nominations under the bank's proxy access policy (which is available on the bank's website), must be received by November 6, 2019. Proposals should be sent to the Corporate Secretary, Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 12th Floor, Toronto, Ontario M5K 1A2, or by email to tdshinfo@td.com.

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DIRECTOR NOMINEES

Fourteen director nominees are proposed for election to the board of directors at the meeting.

Independence		Gender		Tenure
Independent	93%	Female	36%	0-5 years	50%
Non-Independent	7%	Male	64%	6-10 years	29%
				11-15 years	21%

INDEPENDENCE

Thirteen of the nominees proposed for election, including the chairman of the board, are independent — they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Bharat Masrani is not independent because of his role as Group President and Chief Executive Officer of the bank.

TENURE AND GENDER DIVERSITY

The average tenure of our nominees is 7 years as at October 31, 2018. The distribution of tenures shown in the table above provides a balance between fresh perspectives and experience and organizational knowledge acquired over time. You can read more about our Retirement Age and Term Limits on page 77 of this circular.

The board has a goal that women and men each comprise at least 30% of the board's independent directors. Thirty eight percent of the independent nominees are female. You can read more about gender diversity on pages 74 and 75 of this circular.

COMPETENCIES AND SKILLS/EXPERIENCES

The nominees have been selected based on their ability to make a valuable contribution to the board. The bank believes the nominees have the right mix of experience, expertise and personal attributes to enable the board and its committees to carry out their wide-ranging responsibilities. Details regarding the competencies of the independent nominees are described under the heading "Key Areas of Expertise/Experience" below and information regarding the board's approach to its composition, director nominations and board renewal are described in Schedule A to this circular.

DIRECTOR PROFILES

The profiles below provide important information on each director nominee, including information about their experience, expertise, principal place of residence and current bank equity ownership (consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, as well as deferred share units (DSUs) (each equivalent to a common share), as described in greater detail on page 17, credited to each nominee as part of their compensation). The total equity value and amount by which each nominee's bank equity ownership exceeds the nominee's share ownership requirement (SOR) is based on the bank's stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading "Director Share Ownership Requirement" in the "Director Compensation" section of this circular.

William E. Bennett

Age: 72

Chicago, IL, USA

Independent

Director since
May 2004

Results of 2018 vote:
94.7% in favour

Designated Audit
Committee Financial
Expert(1)

Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett is the former Chief Credit Officer of First Chicago Corporation and its principal subsidiary First National Bank of Chicago. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master's degree in business administration from the University of Chicago.

Key Areas of Expertise/Experience

• Audit/Accounting	• Legal/Regulatory	• Risk Management
• Financial Services	• Operational Excellence

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)

Board	11of 11	100%	• Capital Power Corporation (2009 – 2015)
Audit	9 of 9	100%
Corporate Governance	5 of 5	100%
Risk (chair)	10 of 10	100%
Combined Total	35 of 35	100%

Equity Ownership
Year(2)	Common Shares	DSUs(3)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)

2019	500	106,710	107,210	$7,275,271	$6,600,271	10.78
2018	500	99,671	100,171	$7,377,594	$6,732,594	11.44

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Amy W. Brinkley

Age: 63

Charlotte, NC, USA

Independent

Director since
September 2010

Results of 2018 vote:
99.7% in favour

Ms. Brinkley, Consultant, is owner and founder of AWB Consulting, LLC, an executive advising and risk management consulting firm. She is the former Global Risk Executive at Bank of America and was a director of the Institute of International Finance, Inc. Ms. Brinkley holds an undergraduate degree in interdisciplinary studies from the University of North Carolina.

Key Areas of Expertise/Experience

• Financial Services	• Operational Excellence	• Talent Management &
• Legal/Regulatory	• Risk Management	Executive Compensation

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)

Board	11 of 11	100%	• Carter's, Inc. (2010 – present)
Human Resources	6 of 6	100%	• Roper Technologies, Inc. (2015 – present)
Risk	10 of 10	100%
Combined Total	27 of 27	100%

Equity Ownership
Year(2)	Common Shares	DSUs(3)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)

2019	2,400	50,040	52,440	$3,558,578	$2,883,578	5.27
2018	2,400	42,493	44,893	$3,306,369	$2,661,369	5.13

Brian C. Ferguson

Age: 62

Calgary, AB, Canada

Independent

Director since
March 2015

Results of 2018 vote:
98.7% in favour

Designated Audit
Committee Financial
Expert(1)

Mr. Ferguson is a Corporate Director. He is the former President & Chief Executive Officer of Cenovus Energy Inc., a Canadian integrated oil company, a position he held from December 2009 to November 2017. Prior to that, Mr. Ferguson was the Executive Vice-President and Chief Financial Officer of Encana Corporation. Mr. Ferguson holds an undergraduate degree in commerce from the University of Alberta. Mr. Ferguson is a Fellow of Chartered Professional Accountants Alberta.

Key Areas of Expertise/Experience

• Audit/Accounting	• Corporate Responsibility for	• Risk Management
• Capital Markets/Treasury	Environmental and Social Matters
• Government/Public Affairs

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)

Board	11 of 11	100%	• Cenovus Energy Inc. (2009 – 2017)
Audit	9 of 9	100%
Combined Total	20 of 20	100%

Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(5)	Total as a Multiple of SOR(2)(5)

2019	3,731	16,194	19,925	$1,352,110	$677,110	2.00
2018	3,566	12,351	15,917	$1,172,287	$527,287	1.82

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Colleen A. Goggins

Age: 64

Princeton, NJ, USA

Independent

Director since
March 2012

Results of 2018 vote:
99.8% in favour

Ms. Goggins is a Corporate Director. She was the Worldwide Chairman, Consumer Group at Johnson & Johnson and a member of its Executive Committee from 2001 to 2011. Ms. Goggins holds an undergraduate degree in food chemistry from the University of Wisconsin and a master's degree in management from the Kellogg School of Management, Northwestern University.

Key Areas of Expertise/Experience

• Corporate Responsibility for	• Operational Excellence	• Talent Management &
Environmental and Social	• Risk Management	Executive Compensation
Matters
• Marketing/Brand Awareness

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)(6)

Board	11 of 11	100%	• Bayer AG (2017 – present)
Risk	9 of 10	90%	• IQVIA (2017 – present) (formerly Quintiles IMS
Combined Total	20 of 21	96%	Holdings, Inc.)
			• SIG Combibloc Group AG (2018 – present)
			• Valeant Pharmaceuticals International Inc. (2014 – 2016)

Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)

2019	6,800	32,039	38,839	$2,635,614	$1,960,614	3.90
2018	6,800	27,680	34,480	$2,539,452	$1,894,452	3.94

Mary Jo Haddad

Age: 63

Oakville, ON, Canada

Independent

Director since
December 2014

Results of 2018 vote:
99.7% in favour

Ms. Haddad is a Corporate Director. She was the President and Chief Executive Officer of The Hospital for Sick Children, Toronto from November 2004 to December 2013. Ms. Haddad holds an undergraduate degree from the Faculty of Nursing at the University of Windsor; a master's degree in health science from the University of Toronto, and honorary doctorates in law from Ryerson University, the University of Ontario Institute of Technology, and the University of Windsor.

Key Areas of Expertise/Experience

• Corporate Responsibility for	• Risk Management	• Technology Management
Environmental and Social	• Talent Management &
Matters	Executive Compensation
• Government/Public Affairs

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)(7)

Board	11 of 11	100%	• Telus Corporation (2014 – present)
Human Resources	6 of 6	100%
Combined Total	17 of 17	100%

Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(5)	Total as a Multiple of SOR(2)(5)

2019	100	14,791	14,891	$1,010,503	$335,503	1.5
2018	100	11,861	11,961	$880,928	$235,928	1.37

10     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Jean-René Halde

Age: 70

Saint-Laurent, QC,
Canada

Independent

Director since
December 2015

Results of 2018 vote:
99.7% in favour

Mr. Halde is a Corporate Director. He was the President and Chief Executive Officer of the Business Development Bank of Canada from June 2005 to June 2015. Prior to June 2005, Mr. Halde held chief executive officer positions at several leading companies, including Metro-Richelieu Inc., Culinar Inc., and Livingston Group Inc. Mr. Halde holds an undergraduate degree from the Collège Saint-Marie, a master's degree in Economics from the University of Western Ontario, and a master's degree in business administration from the Harvard Business School.

Key Areas of Expertise/Experience

• Audit/Accounting	• Government/Public Affairs	• Risk Management
• Financial Services	• Marketing/Brand Awareness

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)

Board	11 of 11	100%	• D-BOX Technologies Inc. (2018 – present)
Audit	9 of 9	100%	• Rona Inc. (2015 – 2016)
Combined Total	20 of 20	100%

Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(5)	Total as a Multiple of SOR(2)(5)

2019	2,000	12,350	14,350	$973,791	$298,791	1.44
2018	2,000	8,772	10,772	$793,358	$148,358	1.23

David E. Kepler

Age: 66

Sanford, MI, USA

Independent

Director since
December 2013

Results of 2018 vote:
99.6% in favour

Mr. Kepler is a Corporate Director. He was an Executive Vice President of The Dow Chemical Company, a chemical, plastics and advanced materials manufacturer, from March 2008 to January 2015. As an Executive Vice President, Mr. Kepler had responsibility for Business Services, and was the Chief Sustainability Officer and Chief Information Officer of The Dow Chemical Company. Mr. Kepler holds an undergraduate degree in chemical engineering from the University of California, Berkeley, and serves as a trustee for the Berkeley Foundation.

Key Areas of Expertise/Experience

• Corporate Responsibility for	• Operational Excellence	• Technology Management
Environmental and Social	• Risk Management
Matters
• Legal/Regulatory

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)

Board	11 of 11	100%	• Autoliv Inc. (2015 – present)
Risk	10 of 10	100%	• Teradata Corporation (2007 – present)
Combined Total	21 of 21	100%

Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)

2019	7,006	12,176	19,182	$1,301,691	$626,691	1.93
2018	6,909	10,189	17,098	$1,259,268	$614,268	1.95

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        11

Brian M. Levitt

Age: 71

Lac Brome, QC,
Canada

Independent

Director since
December 2008(8)

Chairman since
January 2011

Results of 2018 vote:
98.5% in favour

Mr. Levitt is the chairman of the board of directors of the bank. He is the former President and Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt also previously served in various executive and non-executive leadership positions at the law firm Osler, Hoskin & Harcourt LLP. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.

Key Areas of Expertise/Experience

• Capital Markets/Treasury	• Government/Public Affairs	• Talent Management &
• Financial Services	• Legal/Regulatory	Executive Compensation

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)

Board	11 of 11	100%	• Domtar Corporation (2007 – present)
Corporate Governance (chair)	5 of 5	100%	• Stelco Holdings Inc. (2017 – present)
Human Resources	6 of 6	100%	• TD Ameritrade Holding Corporation
Combined Total	22 of 22	100%	(2016 – present)
			• Talisman Energy Inc. (2013 – 2015)

Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)

2019	30,000	93,227	123,227	$8,362,184	$7,027,184	6.26
2018	30,000	83,962	113,962	$8,393,301	$7,118,301	6.58

Alan N. MacGibbon

Age: 62

Oakville, ON, Canada

Independent

Director since
April 2014

Results of 2018 vote:
99.7% in favour

Designated Audit
Committee Financial
Expert(1)

Mr. MacGibbon is a Corporate Director. He was Managing Partner and Chief Executive of Deloitte LLP (Canada) prior to June 2012 and also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013 and Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Key Areas of Expertise/Experience

• Audit/Accounting	• Financial Services	• Technology Management
• Corporate Responsibility for Environmental and Social Matters	• Risk Management

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)

Board	11 of 11	100%	• CAE Inc. (2015 – present)
Audit (chair)	9 of 9	100%
Corporate Governance	5 of 5	100%
Risk	10 of 10	100%
Combined Total	35 of 35	100%

Equity Ownership
Year(2)	Common Shares	DSUs(3)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(5)	Total as a Multiple of SOR(2)(5)

2019	4,076	29,264	33,340	$2,262,452	$1,587,452	3.35
2018	4,044	23,490	27,534	$2,027,879	$1,382,879	3.14

12     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Karen E. Maidment

Age: 60

Cambridge, ON,
Canada

Independent

Director since
September 2011

Results of 2018 vote:
99.6% in favour

Ms. Maidment is a Corporate Director. Ms. Maidment was the Chief Financial and Administrative Officer of BMO Financial Group from 2007 to 2009 and also served as the Senior Executive Vice President and Chief Financial Officer of BMO from 2003 to 2007. Prior to that, she held several executive positions, including Chief Financial Officer, with Clarica Life Insurance Company. Ms. Maidment holds an undergraduate degree in commerce from McMaster University. Ms. Maidment is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.

Key Areas of Expertise/Experience

• Capital Markets/Treasury	• Insurance	• Talent Management &
• Financial Services	• Risk Management	Executive Compensation

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)

Board	11 of 11	100%	• TD Ameritrade Holding Corporation
Corporate Governance	5 of 5	100%	(2010 – present)
Human Resources (chair)	6 of 6	100%	• TransAlta Corporation (2010 – 2015)
Risk	10 of 10	100%
Combined Total	32 of 32	100%

Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)

2019	11,590	40,382	51,972	$3,526,820	$2,851,820	5.22
2018	11,590	35,139	46,729	$3,441,591	$2,796,591	5.34

Bharat B. Masrani

Age: 62

Toronto, ON, Canada

Non-Independent(9)

Director since
April 2014

Results of 2018 vote:
99.6% in favour

Mr. Masrani is the Group President and Chief Executive Officer of the bank. From July 2013 to October 2014, Mr. Masrani was the Chief Operating Officer of the bank. Prior to July 2013, he was Group Head, U.S. Personal and Commercial Banking of the bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. Mr. Masrani holds an undergraduate degree in administrative studies from York University and a master's degree in business administration from the Schulich School of Business, York University.

Key Areas of Expertise/Experience

• Financial Services	• Operational Excellence	• Talent Management &
• Government/Public Affairs	• Risk Management	Executive Compensation

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)

Board	11 of 11	100%	• TD Ameritrade Holding Corporation (2013 – present)

Equity Ownership
Year(2)	Common Shares	DSUs(10)	Total Common Shares and DSUs	For required and actual share ownership as an executive, see "Share Ownership Requirements" on pages 29-30 and 40.

2019	617,464	275,779	893,243
2018	617,463	266,290	883,753

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        13

Irene R. Miller

Age: 66

New York, NY, USA

Independent

Director since
May 2006

Results of 2018 vote:
99.7% in favour

Designated Audit
Committee Financial
Expert(1)

Ms. Miller is the Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Ms. Miller is the former Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller previously held senior investment banking and corporate finance positions with Morgan Stanley & Co. and Rothschild Inc., respectively. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master's of science degree in chemistry and chemical engineering from Cornell University.

Key Areas of Expertise/Experience

• Audit/Accounting	• Financial Services	• Risk Management
• Capital Markets/Treasury	• Marketing/Brand Awareness

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)

Board	11 of 11	100%	• TD Ameritrade Holding Corporation (2015 –
Audit	9 of 9	100%	present)
Combined Total	20 of 20	100%	• Coach, Inc. (2001 – 2014)
			• Inditex, S.A. (2001 – 2016)

Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)

2019	20,000	81,825	101,825	$6,909,845	$6,234,845	10.24
2018	20,000	75,707	95,707	$7,048,821	$6,403,821	10.93

Nadir H. Mohamed

Age: 62

Toronto, ON, Canada

Independent

Director since
April 2008

Results of 2018 vote:
99.2% in favour

Mr. Mohamed is a Corporate Director. He was the President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company, from March 2009 to December 2013. Prior to that, Mr. Mohamed was the President and Chief Operating Officer, Communications Group of Rogers Communications Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants British Columbia.

Key Areas of Expertise/Experience

• Capital Markets/Treasury	• Operational Excellence	• Technology Management
• Marketing/Brand Awareness	• Talent Management & Executive Compensation

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)

Board	11 of 11	100%	• Alignvest Acquisition II Corporation (2017 –
Human Resources	6 of 6	100%	present)
Combined Total	17 of 17	100%	• Cineplex Inc. (2017 – present)
			• Trilogy International Partners Inc. (2015 – present) (formerly Alignvest Acquisition Corporation)

Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR	Total as a Multiple of SOR(2)

2019	6,600	56,937	63,537	$4,311,621	$3,636,621	6.39
2018	6,600	51,979	58,579	$4,314,343	$3,669,343	6.69

14     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Claude Mongeau

Age: 57

Montreal, QC,
Canada

Independent

Director since
March 2015

Results of 2018 vote:
99.5% in favour

Designated Audit
Committee Financial
Expert(1)

Mr. Mongeau is a Corporate Director. He was the President and Chief Executive Officer of Canadian National Railway Company, a North American railroad and transportation company, from January 2010 to June 2016. Prior to that, Mr. Mongeau was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. Mr. Mongeau holds an undergraduate degree in psychology from the University of Quebec and a master's degree in business administration from McGill University.

Key Areas of Expertise/Experience

• Audit/Accounting	• Corporate Responsibility for	• Operational Excellence
• Capital Markets/Treasury	Environmental and Social Matters
• Government/Public Affairs

Board and Committee Meeting Attendance for Fiscal 2018			Other Public Company Directorships (for past five years)(7)(11)

Board	10 of 11	91%	• Cenovus Energy Inc. (2016 – present)
Audit	9 of 9	100%	• Telus Corporation (2017 – present)
Combined Total	19 of 20	95%	• Canadian National Railway Company (2009 – 2016)
			• SNC-Lavalin Group Inc. (2003 – 2015)

Equity Ownership
Year(2)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR(5)	Total as a Multiple of SOR(2)(5)

2019	36,547	15,611	52,158	$3,539,442	$2,864,442	5.24
2018	36,547	11,920	48,467	$3,569,595	$2,924,595	5.53

(1)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.
(2)
Common share and DSU equity ownership amounts for 2019 are as of January 31, 2019. Common share and DSU equity ownership amounts for 2018 are as of January 29, 2018. The total equity value and amount by which it exceeds the director's share ownership requirement (SOR) is based on the bank's stock price at the end of the preceding calendar year and is presented in Canadian dollars. For fiscal 2019, the SOR requirement for the Chairman of the board is $1,335,000 and for independent directors is $675,000. For fiscal 2018, the SOR requirement for the Chairman of the board was $1,275,000 and for independent directors was $645,000.
(3)
Mr. Bennett's total DSUs includes DSUs earned in respect of service on the boards of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. for 2018 and 2019. Ms. Brinkley's total DSUs include DSUs earned in respect of service on the board of TD Group US Holdings LLC for 2018 and 2019; TD Bank US Holding Company and TD Bank, N.A. for a portion of 2018 and 2019; and TD Bank USA, N.A. for 2019. Mr. MacGibbon's total DSUs include DSUs earned in respect of service on the boards of TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. for 2018 and 2019.
(4)
For 2019 and 2018, respectively, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 31, 2018 ($67.86) and December 29, 2017 ($73.65).
(5)
Directors have five years from their respective first election date to meet the SOR.
(6)
Ms. Goggins was, prior to June 14, 2016, a director of Valeant Pharmaceuticals International, Inc. (Valeant). Management cease trade orders were issued for directors and officers of Valeant by the Autorité des Marchés financiers (Quebec) while Ms. Goggins was a director of Valeant. These orders were effective from March 31, 2016 to April 29, 2016 and from May 17, 2016 to June 8, 2016.
(7)
Director nominees who serve on other boards together, other than TD Ameritrade Holding Corporation, are Ms. Haddad and Mr. Mongeau, who are directors of Telus Corporation.
(8)
Although Mr. Levitt will have served on the board for 10 years at the expiry of the annual meeting, on the recommendation of the corporate governance committee, the board proposes that Mr. Levitt should be eligible to be nominated for annual re-election up to his retirement limit reached at the 2022 annual meeting. The board strives to find a balance between a fresh perspective and the experience that is required for a complex, multi-national banking enterprise. In that regard, Mr. Levitt brings significant leadership, insight and expertise to the board. Mr. Levitt was not engaged in discussions nor did he vote on the motion for his term extension at the board meeting.
(9)
Because of his position, Mr. Masrani, Group President and Chief Executive Officer of the bank, is not considered "independent" under bank policy or the Canadian Securities Administrators' National Policy 58-201 – Corporate Governance Guidelines and is "affiliated" under the Bank Act.
(10)
Mr. Masrani's DSUs total includes vesting share units (VSUs), which are comparable to DSUs and all of which have previously vested. Mr. Masrani held a total of 103,220 VSUs as of January 29, 2018 and 106,898 VSUs as of January 31, 2019. Additional details on VSUs can be found on page 56.
(11)
Mr. Mongeau was, prior to August 10, 2009, a director of Nortel Networks Corporation and Nortel Networks Limited, each of which initiated creditor protection proceedings under the Companies' Creditors Arrangement Act (Canada) on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        15

Key Areas of Expertise/Experience

All of our directors have broad experience and expertise acquired from senior level involvement in major organizations. As a result, each director has significant expertise in strategic leadership and governance. The following chart identifies the top five additional "key areas of expertise/experience" for each independent director nominee on a consolidated basis.

Skills/Experience
Director	Audit/Accounting	Capital Markets/ Treasury	Corporate Responsibility for Environmental and Social Matters	Financial Services	Government/ Public Affairs	Insurance	Legal/Regulatory	Marketing/ Brand Awareness	Operational Excellence	Risk Management	Talent Management & Executive Compensation	Technology Management

William E. Bennett	✓			✓			✓		✓	✓

Amy W. Brinkley				✓			✓		✓	✓	✓

Brian C. Ferguson	✓	✓	✓		✓					✓

Colleen A. Goggins			✓					✓	✓	✓	✓

Mary Jo Haddad			✓		✓					✓	✓	✓

Jean-René Halde	✓			✓	✓			✓		✓

David E. Kepler			✓				✓		✓	✓		✓

Brian M. Levitt		✓		✓	✓		✓				✓

Alan N. MacGibbon	✓		✓	✓						✓		✓

Karen E. Maidment		✓		✓		✓				✓	✓

Irene R. Miller	✓	✓		✓				✓		✓

Nadir H. Mohamed		✓						✓	✓		✓	✓

Claude Mongeau	✓	✓	✓		✓				✓

Board and Committee Meeting Attendance

During the 12-months ended October 31, 2018, the board held nine regularly scheduled meetings and two special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition, directors from time to time attend other committee meetings by invitation. The bank's directors collectively attended 99% of all board and applicable committee meetings during fiscal 2018. All director nominees attended a minimum of 95% of total eligible board and committee meetings during fiscal 2018. Each director nominee's attendance at board and applicable committee meetings during fiscal 2018 is set out in each of the "Director Profiles" in the "Director Nominees" section of this circular.

16     THE TORONTO-DOMINION BANK        PROXY CIRCULAR

DIRECTOR COMPENSATION

Director compensation is structured to compensate directors appropriately for their time and effort overseeing the effective operation of the bank and to align directors' interests with those of shareholders. All of the bank's directors devote considerable time to their duties, in light of the size and complexity of the bank and the intensity of regulatory oversight and scrutiny. In addition, the chairman and committee chairs engage regularly with the bank's regulators to engender trust and confidence in the quality of the board's governance and effective oversight of the bank, as well as to clarify expectations, seek guidance, and discuss issues. The bank believes in a simple, easy to understand director compensation structure and, as such, directors are compensated on an annual basis to cover all aspects of their workload and responsibilities as directors of the bank. The board's corporate governance committee is responsible for reviewing all aspects of director compensation to satisfy itself that director compensation remains appropriate within the market, and reviews compensation on a biennial basis. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.

ELEMENTS OF DIRECTOR COMPENSATION

The following table provides an outline of the different elements of director compensation for non-management directors for fiscal 2018. Mr. Masrani does not receive any compensation for serving as a director because he is compensated in his role as Group President and Chief Executive Officer of the bank.

Annual Cash Retainer	2018

Chairman of the board(1)	$212,500

Other directors(2)	$107,500

Equity Award(3)

Chairman of the board	$212,500

Other directors	$107,500

Additional Committee Membership Fees

Chair of a board committee(4)	$50,000

Additional committee memberships(5)	$15,000

Special board and committee meeting fee(6)	$1,500

(1)
Does not receive any committee or special meeting fees.
(2)
Includes compensation for serving on one committee.
(3)
Subject to board approval, directors may receive an equity award paid in the form of DSUs.
(4)
A minimum of 50% of committee chair fees are paid in DSUs.
(5)
Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.
(6)
For each special (i.e., non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

In addition to the fees listed above, certain directors are entitled to annual travel fees in recognition of time spent travelling to board and committee meetings, which are typically held at the bank's head office in Toronto: $10,000 for directors with a principal residence in Quebec, $20,000 for directors with a principal residence outside Ontario or Quebec, and an additional $15,000 for any director for whom there are no direct flights departing near the location of his or her city of principal residence.

In addition, for acting as the audit committee of the bank's Canadian federally regulated financial institution subsidiaries and insurance subsidiaries, the audit committee chair annually receives an additional $5,000 and all other audit committee members annually receive an additional $2,500.

Under the bank's Outside Director Share Plan, a non-employee director may elect to receive all or a portion of his or her annual cash fees in the form of cash, common shares and/or DSUs, in all cases paid quarterly. Common shares are valued using an average cost per common share on the TSX on the purchase date. DSUs are phantom share units that track the price of the common shares, receive additional DSUs when dividends are paid on common shares and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. DSUs vest immediately and may be redeemed in cash after the director leaves the service of the board.

The bank does not issue stock options as part of director compensation.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        17

DIRECTOR SHARE OWNERSHIP REQUIREMENT

Under the bank's director share ownership requirement, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors' share ownership requirement.

Directors have five years from their first election date to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the share ownership requirement has been achieved. Directors who are also officers of the bank are subject to separate share ownership requirements, as described in the "Approach to Executive Compensation" section of this circular.

The share ownership requirements for non-employee directors are:

•
Chairman of the board:   6 × annual cash retainer (6 × $212,500 = $1,275,000)

•
Other directors:   6 × annual cash retainer (6 × $107,500 = $645,000)

Each of the bank's non-employee directors has satisfied the share ownership requirement. Each director's share ownership is set out in the "Director Nominees" section of this circular.

DIRECTOR COMPENSATION TABLE

The following table summarizes compensation paid to non-employee directors during 2018.

	Fees Earned

Name (1)	Annual Cash Retainer ($)	Additional Committee ($)	Special Meetings (2) ($)	Committee Chair ($)	Travel Allowance ($)	Total Annual Fees (3) ($)	Share-based Awards (4) ($)	All Other Compensation (5) ($)	Total (6) ($)

William E. Bennett (7)	107,500	15,000	2,500	50,000	20,000	195,000	112,500	321,595	629,095
Amy W. Brinkley (7)	107,500	15,000	—	—	20,000	142,500	112,500	163,667	418,667
Brian C. Ferguson	107,500	—	2,500	—	20,000	130,000	112,500	—	242,500
Colleen A. Goggins	107,500	—	—	—	20,000	127,500	112,500	—	240,000
Mary Jo Haddad	107,500	—	—	—	—	107,500	112,500	—	220,000
Jean-René Halde	107,500	—	2,500	—	10,000	120,000	112,500	—	232,500
David E. Kepler	107,500	—	—	—	20,000	127,500	112,500	—	240,000
Brian M. Levitt	212,500	—	—	—	10,000	222,500	222,500	—	445,000
Alan N. MacGibbon (7)	107,500	15,000	5,000	50,000	—	177,500	112,500	317,732	607,732
Karen E. Maidment	107,500	15,000	—	50,000	—	172,500	112,500	—	285,000
Irene R. Miller	107,500	—	2,500	—	20,000	130,000	112,500	—	242,500
Nadir H. Mohamed	107,500	—	—	—	—	107,500	112,500	—	220,000
Claude Mongeau	107,500	—	2,500	—	10,000	120,000	112,500	—	232,500

(1)
Details of compensation received by Mr. Masrani, as Group President and Chief Executive Officer, for fiscal 2018 are provided in the "Summary Compensation Table" on page 46 of this circular. Mr. Masrani does not appear in this table as he was an employee-director and named chief executive officer of the bank in fiscal 2015. Mr. Masrani did not receive any compensation for serving as director of the bank or on any bank subsidiary boards (TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.).
(2)
Amounts reported in the "Special Meetings" column were paid to members of the audit committee for acting as the audit committee of the bank's Canadian federally regulated financial institution subsidiaries and insurance subsidiaries. No other amounts were paid in respect of special board or committee meetings held in fiscal 2018.
(3)
Amounts reported in the "Total Annual Fees" column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Committee Chair Fees	Other Annual Fees

William E. Bennett	100% Cash	50% Cash	100% Cash

Mary Jo Haddad	40% Cash	N/A	40% Cash

David E. Kepler	100% Cash	N/A	100% Cash

Alan N. MacGibbon	N/A	50% Cash	100% Cash

(4)
DSUs awarded on December 12, 2018 relate to the period from November 1, 2018 to October 31, 2019. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date.
(5)
The amount reported in the "All Other Compensation" column represents the fees paid for serving as a board member of certain bank subsidiaries. Directors of TD Group US Holdings LLC were paid an annual fee of $55,000 in fiscal 2018. Compensation arrangements for Directors of TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A included the following in 2018 as applicable: an annual cash retainer of US$72,500, an annual equity award of US$72,500, an additional committee membership fee for serving on two committees of US$10,000, risk and audit committee chair fees of US$35,000, and special meeting fees of US$1,500 per meeting in excess of 5 special meetings or 8 meetings of any one committee. The exchange rate used to convert U.S. dollars to Canadian dollars was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (C$1.2879 = US$1.00).

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(6)
The total director compensation paid in fiscal 2018, which is comprised of the amounts disclosed in "Total Annual Fees" column and equity awarded on December 12, 2017, was $3,382,500.
(7)
The amount reported in the "All Other Compensation" column represents the fees paid to Mr. Bennett, Ms. Brinkley and Mr. MacGibbon for serving as a board member of the following bank subsidiaries: TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.

2019 DIRECTOR COMPENSATION

In reviewing the compensation paid to directors, compensation is benchmarked against a peer group of large banks and, for reference purposes, is also reviewed against a group of large Canadian publicly-traded companies, both of which are listed below.

Peer Group	Reference Group

• Bank of Montreal	• BCE Inc.	• Manulife Financial Corporation
• Canadian Imperial Bank of Commerce	• Canadian National Railway Company	• National Bank of Canada
• Royal Bank of Canada	• Canadian Natural Resources Limited	• Sun Life Financial Inc.
• The Bank of Nova Scotia	• Enbridge Inc.	• Suncor Energy Inc.
	• Imperial Oil Limited	• TransCanada Corporation

Following a comprehensive review of director compensation in 2018, the corporate governance committee recommended, and the board approved, certain changes to the director compensation arrangements for fiscal 2019. The changes include an increase in the combined value of the annual cash retainer and equity award of 4.7% for directors (from $215,000 to $225,000) and chairman of the board (from $425,000 to $445,000), as well as an increase to the committee chair fee of 5.0% (from $50,000 to $52,500). The last changes to director compensation were made following the completion of a similar review in 2016.

In recommending these changes, the corporate governance committee considered the workload and responsibilities of the directors as well as compensation at the peer group of companies outlined above. In addition, the committee considered the average change in compensation for the bank's general employee population over the same two year period, and recommended an increase to director compensation similar to the increase in compensation for the general employee population. There are no changes to special meeting or travel fees.

Annual Cash Retainer	2019

Chairman of the board(1)	$222,500

Other directors(2)	$112,500

Equity Award(3)

Chairman of the board	$222,500

Other directors	$112,500

Additional Committee Membership Fees

Chair of a board committee(4)	$52,500

Additional committee memberships(5)	$15,000

Special board and committee meeting fee(6)	$1,500

(1)
Does not receive any committee or special meeting fees.
(2)
Includes compensation for serving on one committee.
(3)
Subject to board approval, directors may receive an equity award paid in the form of DSUs.
(4)
A minimum of 50% of committee chair fees are paid in DSUs.
(5)
Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.
(6)
For each special (i.e., non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

The share ownership requirements for non-employee directors, incorporating the changes made for fiscal 2019, are:

•
Chairman of the board:   6 × annual cash retainer (6 × $222,500 = $1,335,000)

•
Other directors:   6 × annual cash retainer (6 × $112,500 = $675,000)

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HUMAN RESOURCES COMMITTEE
LETTER TO SHAREHOLDERS

Dear Shareholder,

On behalf of the board of directors, the HRC oversees the bank's approach to executive compensation, including the compensation decisions for the Chief Executive Officer (CEO) and members of the Senior Executive Team (SET). These executives participate in the Executive Compensation Plan, which is designed to reward executives for successfully executing the bank's strategy, and for delivering long-term value to shareholders. Our aim is to provide clear and comprehensive disclosure of the bank's compensation arrangements and approach to allow you to make an informed decision when you cast your advisory vote on executive compensation (say-on-pay) at the meeting.

2018 BANK PERFORMANCE

2018 was a strong year for the bank and its shareholders, with the bank delivering record earnings reflecting the strength of our diverse business mix, brand, and growth strategy. Key highlights include:

•
Record reported earnings of $11.3 billion, an increase of $0.8 billion or 8% from 2017, and record adjusted earnings of $12.2 billion, an increase of $1.6 billion or 15% from 2017(1);

•
Reported earnings per share (EPS) growth of 9% and adjusted EPS growth of 17%, in excess of the medium-term target of 7-10% adjusted EPS growth(1);

•
Delivered above-peer-average Total Shareholder Return (TSR) of 3.1% compared to the Canadian peer average of –1 .2%, and leading TSR for the last 3, 5 and 10 years(2);

•
Increased dividend paid by 11% over the full year, the eighth consecutive year with a dividend increase;

•
Reported Return On Equity (ROE) of 15.7% compared with 14.9% last year, and adjusted ROE of 16.9% compared with 15.0% last year(1);

•
Launched The Ready Commitment, an ambitious multi-year enterprise initiative to help open doors for a more inclusive and sustainable tomorrow for our customers, employees and the communities in which we operate. As part of this, the bank is targeting a total of $1 billion in community giving by 2030 toward four critical areas: Financial Security, a more Vibrant Planet, Connected Communities and Better Health;

•
Named Safest Bank in North America, according to Global Finance;

•
For the fifth consecutive year, listed in the Dow Jones Sustainability World Index, and remains the only Canadian bank in the index;

•
Named a Best Workplace in Canada 2018 by Great Place to Work, scored 100% for the third consecutive year on the Disability Equality Index, recognized by the Bloomberg Gender Equality Index for the second consecutive year, and named one of Forbes' Best Employers for Diversity for 2018;

•
TD's mobile banking app holds the top spot in the finance category on both the Google and Apple App stores (Canada) and consistently ranks #1 among Canadian retail banking apps according to Silicon Valley-based app analytics and market data firm, App Annie(3). The bank continued to invest heavily in digital platforms to deliver best-in-class experiences and drive high levels of engagement, with more than 12.5 million digital customers on both sides of the border, 7.5 million total active mobile customers, and 1.1 billion total digital transactions in North America(4).

2018 COMPENSATION FUNDING

When determining year-end funding under the Executive Compensation Plan, the committee considers bank performance against a number of key measures and targets that are established at the beginning of the year, as well as performance against the bank's risk appetite and consideration of discretionary adjustments. The final result for 2018 was funding of 10.0% above target. The table below provides a summary of the key measures used to determine the funding for the year (full details can be found starting on page 37 of the circular):

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Internal Measures(5)	2018 Target	2018 Adjusted Result(1)	Comment	Impact on Funding

Net Income After Tax (NIAT)	$11,100	$12,183	Results above target	+13.7%

Customer Experience(6)	61.9%	63.8%	Results above target	+1.9%

Return on Tangible Common Equity (ROTCE)(7)	22.1%	23.9%	Results above target	+1.3%

Risk Measure			Comment	Impact on Funding

Chief risk officer (CRO) review of performance against the risk appetite of the bank during the year with results presented to a joint session of the risk and human resources committees			TD was found to be in alignment with the risk appetite in 2018	No adjustment

Relative Measures(8)			Comment	Impact on Funding

The bank assesses performance relative to peers on a comprehensive scorecard of adjusted metrics(1), including revenue growth, expense growth, efficiency ratio, NIAT growth, EPS growth (1 and 3 year), Return on Equity (1 and 5 year), provisions for credit losses, operating leverage, and non-adjusted metrics, including TSR (1 and 3 year)			Results were above median on 8 of 12 metrics reviewed, including: – NIAT growth of 15% – EPS growth of 17% (top bank)	+1%

Strategic Initiatives			Comment	Impact on Funding

Performance against enterprise priorities that are critical to the long-term success of the bank			The committee determined that management met expectations	No adjustment

Discretionary Adjustments			Comment	Impact on Funding

HRC review of material unanticipated or unexpected events that occurred during the year			Primary driver of negative discretion was to adjust for the impact of major U.S. tax reform in 2018 as this was not considered when NIAT targets for the year were established	–7.9%

Final Funding Factor				+10.0%

2018 CEO PERFORMANCE AND COMPENSATION

When determining the compensation for the CEO, we consider the target compensation that was established at the beginning of the year, the funding under the bank's Executive Compensation Plan (as described above), as well as the overall performance of the bank and the CEO. In assessing the CEO's performance, the committee considered the results of a comprehensive 360 degree assessment process that incorporated feedback from all board and SET members. The assessment included consideration of performance against the goals and short- and medium-term objectives that were agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance on a range of key indicators including financial, operational, customer experience, risk, colleague, and environmental, social, and governance (ESG) measures. The board noted Mr. Masrani's strong performance during the year on objectives and key indicators, including material progress on a range of multi-year initiatives aimed at strengthening the bank's capabilities and competitive position while achieving above median current year performance relative to peer banks. After considering the funding under the Executive Compensation Plan, together with his personal performance and the performance of the bank during the year, the board approved total direct compensation for Mr. Masrani of $11,745,000, $945,000 above his target of $10,800,000. Incentive compensation was awarded at 10% above target, equal to the funding available under the Executive Compensation Plan.

In addition, as part of the annual review process completed for all executives, the committee reviewed the CEO's total direct compensation target. Following the review, the committee recommended and the board approved an increase in the CEO's total direct compensation target to $11.75 million for 2019, which we believe is appropriate given market compensation levels, the scope and complexity of the role, and the performance of the bank under Mr. Masrani's leadership.

LOOKING FORWARD

The Board has been very pleased with Mr. Masrani's leadership and the performance of the bank during his tenure as Group President and CEO. Given his strong performance, and significant medium-term transformation initiatives that are underway, the board has requested, and Mr. Masrani has agreed, to be available to serve as CEO beyond 2020, the year in which his existing compensation arrangements anticipate retirement and when he would cease to accrue additional pension benefits.

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In this regard, the following changes to Mr. Masrani's compensation arrangements have been implemented:

  1.
  Mr. Masrani's ability to earn credited service has been revised to allow him to earn up to 35 years of credited service (occurring in April 2022), consistent with other Canadian executives and employees who participate in the bank's defined benefit pension plans. To allow him the ability to accrue up to 35 years of pensionable service, the pension cap applicable to him was increased to $1.5 million (from $1.35 million).

  2.
  A one-time stock option grant valued at $1.9 million and vesting at the end of 5 years has been made. Vesting of the full option award is dependent on Mr. Masrani continuing to be available to serve as CEO throughout the five-year period.

EMPLOYEE ENGAGEMENT AND COMPENSATION

Over the past several years, there has been interest by some shareholders in the degree to which the HRC is involved in and considers compensation issues for the broader employee population. The committee has formal accountabilities for certain aspects of employee total rewards, including overseeing material employee incentive plans, and pension and benefits related programs, both of which are important parts of the total rewards offering for all employees.

Leadership and differentiation in customer experience is core to the bank's business strategy, and a key source of competitive advantage. The board and senior management recognize that the performance and engagement of all the bank's employees, whether in customer facing or support roles, will continue to be a key determinant of the bank's competitive position. Special attention will be required to maintain high levels of employee performance and engagement as the bank transforms its operations and processes to meet the challenges of the rapidly evolving competitive environment. Accordingly, the HRC is regularly updated on the incentive, training and other talent management programs which have been established to motivate employees and support their development as the bank evolves. This includes periodic updates on key total reward initiatives for front line employees, how the bank is preparing employees for future opportunities as part of major transformation initiatives, and the key processes and practices that have been established to deliver on the bank's total rewards philosophy, which includes providing programs for all employees and executives that are competitive within the market and are aligned with business and individual performance. We are comfortable that the programs deliver appropriate outcomes for employees in accordance with the bank's philosophy. Additional information on the bank's approach to employee compensation can be found on page 50.

SHAREHOLDER ENGAGEMENT

We are committed to effectively engaging with shareholders and other stakeholders on the topic of executive compensation on an ongoing basis. Supporting this commitment, each year we reach out to the bank's largest institutional investors offering to discuss TD's approach to executive compensation. We also respond to shareholder queries regarding compensation that are received throughout the year, and periodically meet with other organizations such as proxy advisory firms to engage in dialogue regarding the bank's approach. We value the feedback that we receive through these interactions, and over the years have made a number of changes to the executive compensation disclosure within the circular in response to feedback received.

We continue to welcome your feedback on the bank's approach to compensation and invite you to write to us c/o TD Shareholder Relations at the following email address: tdshinfo@td.com should you have any questions. Emails from shareholders that are addressed to the chairman of the board and express an interest to communicate directly with the independent directors on this topic will be provided to us.

Brian Levitt Chairman of the Board	Karen Maidment Chair of the Human Resources Committee

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(1)
The bank prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3 on page 16 of the 2018 annual report. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Please see "How the Bank Reports" on page 15 of the 2018 annual report for further explanation.
(2)
TSR is calculated based on share price movements and dividends reinvested over the trailing one, three, five and ten year periods ending October 31, 2018. Source: Bloomberg. Canadian peer average includes Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
(3)
TD ranked first according to 2018 App Annie report, which measured smartphone monthly active users, downloads, average sessions per user, open rate, average review score, and average time spent for August 2018 among top retail banking apps by time spent on Android phone.
(4)
As at August 30, 2018.
(5)
Details on the formula used to calculate the impact on funding for internal measures can be found on page 37 of this circular. NIAT has a weighting of 70%, customer experience has a weighting of 20%, and ROTCE has a weighting of 10% of the internal measures used to determine the business performance factor. For each of these internal measures, the impact on funding is determined by multiplying the result vs target by the weighting and by the applicable leverage factor (2 for NIAT, 5 for customer experience, and 7 for ROTCE). Additional details on the determination of the business performance factor are provided starting on page 31 of this circular.
(6)
Customer experience results are based on survey measurement programs that track customers' experiences with TD. Details on the methodology used to determine the results can be found on page 32 of this circular.
(7)
ROTCE target is based on the median ROTCE of the following Canadian banks peers: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia. Tangible common equity (TCE) is calculated as common shareholders' equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank's income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
(8)
Relative performance is evaluated against the following Canadian bank peers: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

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REPORT OF THE HUMAN RESOURCES COMMITTEE (HRC)

Committee Members (at fiscal year-end)

Karen E. Maidment (chair); Amy W. Brinkley; Mary Jo Haddad; Brian M. Levitt; and Nadir H. Mohamed

Independence The committee is composed entirely of independent directors	Meetings 6 during fiscal 2018, including 1 joint session with the risk committee	Charter Review The HRC reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2018
•
The HRC oversees the bank's compensation, retirement (including defined benefit pension plans and defined contribution plans) and benefits programs on a global basis, as well as its talent management strategy and progress, including succession planning for the senior-most executives at the bank.

•
The committee utilizes independent advisors to assist in executing its compensation-related responsibilities.

•
The committee also discusses programs for the broader employee population, including the design of material employee compensation plans, significant or strategically important compensation initiatives, broad-based retirement and benefit programs, and training and other talent management programs to support employee development as the bank evolves.

The committee's oversight of the bank's compensation, retirement and benefit programs is supplemented in certain jurisdictions by local committees that operate within the global governance framework established by the HRC. The primary role of the local committees is to provide enhanced oversight at a local level and to maintain alignment with the regulatory requirements in the jurisdictions in which the bank operates.

TD has established robust retirement and benefits plan governance models for appropriate strategic and ongoing oversight of all retirement and benefits plans. The HRC has delegated ongoing governance of the bank's non-executive retirement plans to three senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management. Each management governance committee is expected to effectively address the risks and issues inherent in the management of the plans and the HRC annually reviews a comprehensive Annual Retirement Report from each management governance committee that includes information such as the activities performed by the committee and the funded status of all defined benefit pension plans. In addition, the HRC receives an Annual Benefits Report that provides an update on key plan changes, as well as the impact of regulatory and legislative changes on the bank's benefit programs.

In 2018, the HRC's work included:

CEO and Senior Officers

•

reviewing and recommending performance objectives for the CEO, evaluating performance against these objectives, and recommending compensation for the CEO, including changes to the CEO's go-forward compensation, to the board of directors for approval

•

discussing the performance of members of the SET, and approving their compensation

•

overseeing the talent management and succession planning process for the CEO and other senior executives, and approving the succession plans for members of the SET and heads of key control functions

Compensation and Incentive Plans

•

approving changes to material incentive plan governance, including enhancing the risk-based approach to the categorization of all incentive plans and the criteria used to establish material incentive plans

•

participating in a joint session with the risk committee to obtain information required to appropriately consider risk when determining year-end compensation pools

•

reviewing and approving changes to the bank's material incentive plans, and approving the aggregate compensation awards under the bank's pool-based material incentive plans

•

reviewing changes to the methodology and tools used to measure, report, and act on customer experience feedback, and the impact of those changes on incentive compensation programs at the bank

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HR Strategy, Plans, and Workforce Requirements

•

overseeing the total rewards philosophy, approach, and related practices that are applied throughout the organization

•

monitoring changes to total rewards programs, including the implementation of changes to Canadian retirement and U.S. benefits programs

•

monitoring the impact of business transformation on the bank's people strategy and related talent management practices

•

monitoring the results from the annual survey used to measure employee experience, including key findings and actions

•

discussing key compensation and broader total rewards initiatives impacting the employee population, including increases to entry level wages in Canada and the U.S.

•

education and discussion of emerging and other trends and the application to the bank, including pay equity, vertical metrics, and human resources practices related to the bank's review of conduct risk and sales practices

Independent Advisors

To assist in executing its responsibilities, the committee hires an independent compensation advisor that reports solely to the committee and does not provide any services to management. Hugessen Consulting Inc. (Hugessen) is an independent executive compensation advisory firm that works with a wide range of public and private companies across all sizes and industry sectors, and was engaged as the committee's independent compensation advisor effective June 2017. The committee had engaged Frederic W. Cook & Co. Inc. (FWC) as its independent advisor until June 2017.

Hugessen provides independent compensation advice and counsel on meeting content, management's recommendations, governance trends, and other items as requested by the committee. In addition, Hugessen assists the committee in developing compensation recommendations for the CEO. The committee has sole authority to approve the amount of the independent advisor's fees, and Hugessen has not performed any services for, or received any fees from, management.

The total fees paid to both Hugessen and FWC represent less than 5% of their respective firms' revenue. The table below shows the fees paid to Hugessen for services provided to the HRC over the past two fiscal years, and to FWC for 2017.

	2018	2017

Executive Compensation-Related Fees(1)

Hugessen	C$301,366	C$264,925

FWC	—	US$ 43,262

All Other Fees	—	—

(1)
Fees paid reflect an increase in HRC engagement on significant policy matters during the past two years.

Committee Composition

In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior officer with oversight of human resources functions, and may be enhanced by participating in educational programs conducted by the bank or an outside consultant.

For more information on the experiences of each committee member, as well as their occupations and education, please see the individual profiles in the "Director Nominees" section of this circular. In addition, please refer to Schedule A — Corporate Governance of this circular for information on the continuing education of the bank's directors.

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COMPENSATION DISCUSSION AND ANALYSIS

At the meeting, shareholders will be casting an advisory vote on the bank's approach to executive compensation as outlined in the "Report of the Human Resources Committee" section on page 24 and "Approach to Executive Compensation" section on page 26 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. We encourage you to read the disclosure, and to participate in the advisory vote.

Disclosure is presented in the following sections of this circular:

•
Approach to Executive Compensation (starting on page 26) — Provides information on the principles considered by the bank when designing executive compensation programs, the key design characteristics of the Executive Compensation Plan and equity plans, the alignment of the bank's executive compensation programs to the FSB Guidelines, and how compensation is aligned with risk appetite.

•
2018 Performance and Compensation (starting on page 36) — Describes the link between actual pay and performance in 2018 for the bank's named executive officers (NEOs), including details about the bank's performance, the performance of the NEOs, and the impact of both bank and individual performance on the determination of compensation awards under the Executive Compensation Plan. This section also discloses the actual compensation awarded to each of the NEOs.

•
Additional Disclosure (starting on page 49) — Provides additional information required by regulators and recommended disclosure best practices, including details about employee compensation practices, material risk takers, pension plans, termination and change of control benefits, and the stock option program.

APPROACH TO EXECUTIVE COMPENSATION

•
Balanced approach to executive compensation that is aligned with the bank's strategy and the expectations of the bank's shareholders and regulators.

•
Risk is considered throughout the compensation process to provide appropriate incentives and alignment between pay and risk-adjusted performance.

•
Share ownership requirements extend post-retirement for all executives at the executive vice president level and above.

•
Executive compensation key controls are reviewed annually by the bank's internal audit division to confirm alignment with the FSB Guidelines.

EXECUTIVE COMPENSATION PRINCIPLES

The objective of the bank's executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive compensation program is based on the following principles, which are reviewed by the HRC on a periodic basis so that they continue to remain appropriate and aligned with the bank's strategy:

1.
Align with the bank's business and talent strategy — Link executive compensation to the achievement of specific strategic business objectives and the bank's performance as a whole.

2.
Effective risk management — Verify plan design does not create an incentive for risk taking outside of the bank's risk appetite and review each plan regularly to confirm that it is operating as intended.

3.
Align to shareholder interests — Align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.
Good corporate governance — Strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.
Pay for performance — Align compensation with the bank's desire to create a performance culture and clear relationships between pay and performance.

6.
Pay competitively — Set target compensation for competitiveness in the markets where the bank competes for talent.

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OVERVIEW OF EXECUTIVE COMPENSATION

Throughout the circular, executive compensation is discussed in terms of total rewards, which at TD includes the four components outlined below:

Element	Description

Base Salary	• Fixed component of total compensation to provide a base level of earnings throughout the year.
• Considers a number of factors, including position accountabilities, experience, internal equity, and market pay.

Variable Compensation	• Significant portion of total compensation for all executives, consisting of cash incentive and equity-based deferred compensation.
• Amounts awarded (both cash and equity) are determined after an assessment of business and individual performance over the year, to align compensation with performance.

•

A detailed description of how variable compensation awards are determined is provided under the heading "Determining Variable Compensation — How the Executive Compensation Plan Works" starting on page 30 of this circular.

Benefits and	• Provided to support the health and wellness of executives and their families.
Perquisites	• Executives participate in the same flexible benefit program as employees with a range of coverage, including medical, dental, life and income protection.
• Certain executives are eligible to receive an allowance to pay for a variety of expenses, including wellness and transportation-related expenses, and are eligible for an annual health assessment.

Retirement	• Provided to support the financial well-being of executives in retirement.
Arrangements	• Executives participate in the same base pension arrangements as employees, and certain Canadian executives are eligible to participate in a supplemental executive retirement plan.
• Additional details regarding the pension plans can be found starting on page 52 of this circular.

ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES AND RISK MANAGEMENT PRACTICES

In 2009, the Financial Stability Board (FSB), an international body that plays a key role in compensation reform initiatives for financial institutions, published the FSB Guidelines. These FSB Guidelines are intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system, and have been endorsed by many regulators and governments around the world, including Canada.

The bank's compensation programs and practices align with the FSB Guidelines, and other regulatory expectations as appropriate. A focus of the FSB Guidelines is ensuring that compensation programs are aligned with and incent prudent risk taking. The next section of this circular (pages 27 to 30) provides a description of how compensation is aligned with risk management practices at the bank, and provides an overview of certain other policies and practices that are aligned with the FSB Guidelines.

Annual Independent Review of Alignment with FSB Guidelines

Each year the bank's internal audit division assesses the controls that have been put in place that are designed to align compensation practices with the FSB Guidelines and, where applicable, other jurisdiction specific regulations. In each of the past six years, the conclusion of the review has been a satisfactory rating.

ALIGNMENT OF COMPENSATION WITH RISK APPETITE

The bank has a comprehensive risk management program involving a set of tools and key processes to communicate its risk appetite, and to identify, assess, measure, control, monitor and report on performance against the risk appetite during the year. A detailed explanation of how the bank manages risk can be found beginning on page 71 of the 2018 annual report. This program is aligned with the bank's risk culture, and reinforced through compensation practices and policies that are designed such that risk is a key consideration through the various stages of the compensation cycle.

RISK APPETITE

The Risk Appetite Statement (RAS) is the primary means used to communicate how TD views risk and determines the type and amount of risk the bank is willing to take to deliver on its strategy. In defining the risk appetite, the bank's vision, purpose, strategy, shared commitments, risk philosophy, capacity to bear risk, and risk culture are all taken into account.

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The core risk principles for TD's RAS are as follows:

  The bank takes risks required to build its business, but only if those risks:

    1.
    Fit the business strategy, and can be understood and managed.
    2.
    Do not expose the enterprise to any significant single loss events; TD does not "bet the bank" on any single acquisition, business, or product.
    3.
    Do not risk harming the TD brand.

To make meaning of the RAS guiding principles, qualitative and quantitative measures with key indicators, thresholds, and limits (as applicable) are established for each of the major risk categories below:

• Strategic Risk	• Credit Risk
• Market Risk	• Operational Risk
• Model Risk	• Insurance Risk
• Liquidity Risk	• Capital Adequacy Risk
• Legal, Regulatory Compliance and Conduct Risk	• Reputational Risk

These measures are established for the enterprise and for each business segment as appropriate. Examples of measures include pre-approved thresholds and limits for loan loss ratios, asset concentration and quality, liquidity and capital ratios, internal audit findings, value-at-risk, operational risk, including technology and cyber security risk indicators, as well as employee-focused measures such as employee engagement and turnover.

Performance relative to the RAS measures is reported regularly to senior management, the risk committee and the board. Annually, a consolidated assessment of performance against the RAS is prepared by risk management and is presented by the CRO to a joint session of the risk and human resources committees. This assessment is then used by the HRC as an important input to year-end compensation decisions.

RISK CULTURE

The bank's risk culture starts with the "tone at the top" set by the board, CEO, and members of the SET, and is supported by the bank's vision, purpose, and shared commitments, impacting a range of processes including objective setting and performance management. The risk culture promotes the attitudes and behaviours the bank seeks to foster where the only risks taken are those that can be understood and managed.

Ethical behaviour is a key component of the bank's risk culture. The bank's Code of Conduct and Ethics (the Code), which is reviewed and attested to by every board member and eligible employee on an annual basis, guides employees to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. To reinforce the importance of ethical behaviour, all incentive awards are subject to continued compliance with the Code.

To support the desired risk culture, risk is a key consideration throughout the compensation cycle as outlined below.

INCENTIVE PLAN DESIGN

A key executive compensation principle is to design incentive plans that do not encourage risk taking behaviour beyond the bank's ability to manage it. This includes incorporating appropriate risk balancing mechanisms in incentive plans (e.g. deferrals, risk adjustments, use of discretion) to mitigate the potential for excessive risk taking.

To verify there is appropriate consideration of risk, the incentive plan design process for all material incentive plans (including the Executive Compensation Plan), involves having revisions reviewed by a challenge committee, and subsequently by the CRO, who review and endorse revisions confirming the proposed design does not create an incentive for risk taking beyond the bank's risk appetite. Once endorsed by the CRO, material changes to these plans are also subject to review and approval by the HRC.

INCENTIVE AWARD DETERMINATION

Aggregate Award Pool

As discussed in the section titled "Determining Variable Compensation — How the Executive Compensation Plan Works" on page 30, the aggregate award pool available each year for plan participants is based on internal measures and other discretionary measures, including risk adjustments. Under the design, risk adjustments may only be used to reduce the incentive pool, and there is no limit on potential reductions. Thus, year-end incentive awards (both cash and equity) for all participants may be reduced to zero.

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The committee makes decisions regarding risk adjustments and final award pools following a joint session with the risk committee, at which the CRO provides his assessment of performance relative to the risk appetite for the year. This process allows the committee to align the variable compensation pool for executives to the bank's risk-adjusted performance, as appropriate.

Individual Awards

To promote the awareness of, and hold executives accountable for, acting in accordance with the RAS and the Code, the performance assessment and compensation decision process for executives includes consideration of performance against a standard set of risk and control accountabilities. The standard accountabilities are important non-financial measures evaluated prior to performance assessments being completed and compensation decisions being made. The assessment is completed on an individual by individual basis and is supported by a comprehensive enterprise-wide process under which risk and control related events that meet certain criteria are identified. For each event identified, the facts and circumstances are investigated, and adjustments to performance assessments and/or incentive compensation are made as appropriate.

As part of the process, a summary of the events identified is reviewed with the group head responsible for HR, the group head and general counsel, and the CRO to verify that all significant issues are considered. Upon completion, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk or control issues identified during the year.

Reduction, Forfeiture, and Clawback of Incentive Compensation

After incentive compensation is awarded, it continues to be subject to a number of reduction, forfeiture, and clawback provisions, and there are a number of mechanisms that align incentive compensation with risk adjusted performance over time.

A significant portion of incentive compensation for executives is deferred into share units and/or stock options that cliff vest at the end of a minimum of three years. Under these plans, the committee has the ability to reduce the value of maturing share units and/or unvested stock options in a range of circumstances, and each year the committee assesses whether or not any reductions are appropriate.

Supporting this process, each year the CRO completes a look-back analysis of performance over the past three years to determine if there were any material risk events or material weaknesses in TD's control infrastructure that, if known at the time of award, would have resulted in non-compliance with the RAS. The conclusions of this review are discussed at the joint session of the board's risk and human resources committees, and support the HRC in determining if equity awards should be reduced in value or forfeited at maturity.

In addition to the discretionary reduction or forfeiture of deferred compensation that can be applied by the committee, the deferred compensation plans include forfeiture provisions that result in partial forfeiture of awards if an individual is terminated without cause, and full forfeiture of awards if an individual resigns or is terminated for cause.

All variable compensation awards under the Executive Compensation Plan are subject to clawback in the event of a material misrepresentation resulting in the restatement of financial results, or in the event of a material error. In those circumstances, the HRC would have the right to apply clawback to some or all of any variable compensation awarded or paid within a 36 month look-back period.

In addition, for awards made after December 1, 2017, the HRC has the discretion to apply clawback to any award granted or paid in the event of employee conduct constituting cause for discipline or dismissal, including, but not limited to:

•
Breaching the TD Code of Conduct and Ethics;

•
Breaching employment or post-employment duties or obligations to TD;

•
Any behaviour that could have a negative impact on the reputation, market performance or financial performance of TD.

In the situations above, the HRC has the discretion to apply clawback to some or all of the variable compensation awarded or paid to groups of individuals or to specific individuals as appropriate after a comprehensive investigation of the circumstances.

OTHER KEY POLICIES AND PRACTICES ALIGNED WITH FSB GUIDELINES

Share Ownership Requirements

In order to support the alignment of interests between the bank's executives and long-term shareholders, senior executives are subject to share ownership requirements (SOR). Requirements are typically determined as a multiple of base salary, with the multiple increasing to reflect the level and responsibility of the executive.

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Executives at the executive vice president level and above continue to be subject to the SOR for a period of time following retirement, including two years post-retirement for the CEO and one year for the other NEOs, to encourage proper succession and to leave the bank in a position to continue to grow long-term value for shareholders following their departure.

Refer to pages 40 to 44 for details on the SOR and the value of share and share equivalents held by the CEO and the other NEOs.

Anti-Hedging/Anti-Pledging

To maintain the intended risk alignment with shareholder interests, all employees and directors of TD are prohibited under the bank's trading policies from the following:

•
Entering into any transaction or series of transactions, which includes any derivatives such as swaps, forwards or futures, that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of securities issued by the bank, or other restricted securities as established by the bank (Restricted Securities);

•
Short selling (i.e., a transaction whereby you seek to make a profit speculating that the value of the securities will decrease) securities issued by the bank or other Restricted Securities;

•
Entering into any contract or series of contracts that create a short sale of securities issued by the bank or other Restricted Securities; or

•
Trading in put or call options on securities issued by the bank or other Restricted Securities, including covered calls.

In addition, all equity compensation plans include a general prohibition against entering into any transaction, which includes any derivative such as a swap, forward or futures contract, that is designed to, or has the effect of, hedging, pledging or offsetting a decrease in the market value of equity awards granted as compensation.

Independence of Control Functions

To avoid potential conflicts of interest, the business performance factor for all executives in risk and control functions considers only enterprise-wide performance and is not linked to the performance of a specific business unit.

DETERMINING VARIABLE COMPENSATION — HOW THE EXECUTIVE COMPENSATION PLAN WORKS

The CEO, CFO and other NEOs, as well as approximately 2,000 of the bank's most senior executives, participate in the Executive Compensation Plan. There are four key steps in determining variable compensation awards under the Executive Compensation Plan:

Establishing Target Total Direct Compensation

Under the Executive Compensation Plan, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. Individual target total direct compensation consists of an individual executive's base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.

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Target total direct compensation is reviewed annually for all executives, as well as at the time of any material change in role. The bank's philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role.

Benchmark Companies

The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. The following companies, unchanged from fiscal 2017, were considered when determining target compensation for fiscal 2018 for the NEOs:

•
Canadian Peers (all Canadian based NEOs) — Large Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

•
U.S. Peers (Mr. Braca) — U.S. financial institutions of a similar size to TD Bank, America's Most Convenient Bank®: BB&T Corporation, Citizens Financial Group, Fifth Third Bancorp, KeyCorp, M&T Bank, PNC Financial, Regions Financial Corporation, SunTrust Banks Inc., and U.S. Bancorp.

The equity compensation target is established such that a meaningful portion of total variable compensation is awarded in equity which vests after a minimum of three years. The target cash/equity mix is generally based on the seniority of the role, with the portion awarded as equity increasing with the level of the executive. This practice, combined with share ownership requirements (which are extended post-retirement for the bank's most senior executives), encourages retention and focuses the bank's executives on executing business strategies, sustaining performance and growing value for shareholders over the long term.

Evaluating Business Performance

Under the Executive Compensation Plan, the pool of funds available for allocation as incentive awards is determined based on a combination of internal measures and other discretionary factors, including a risk adjustment. A business performance factor is calculated for each of the bank's business units that can range from 0% to 130% of target. The following diagram outlines the elements considered when determining a business performance factor:

How We Assess Business Performance — Internal Measures

At the start of each fiscal year, the HRC establishes the NIAT, customer experience, and ROTCE targets that are used to evaluate business performance at the end of the performance year.

NIAT (Net Income After Tax) — The bank is focused on delivering profitable growth to shareholders, as we believe that consistently growing earnings in a sustainable way is a key driver of shareholder value over the long-term. Consistent with this objective, NIAT is the most heavily weighted business performance metric used in the Executive Compensation Plan, representing 70% of the weighting for internal measures. The bank calculates results, including NIAT, in two ways — "reported" results, which are prepared in accordance with IFRS, the current generally accepted accounting principles (GAAP), and "adjusted" results, which are non-GAAP financial measures where the bank removes "items of note" from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The HRC believes that adjusted results provide a better understanding of performance, and as a result, adjusted NIAT results are used as the starting point for calculations in the Executive Compensation Plan to evaluate business performance.

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How We Set NIAT Targets

For fiscal 2018, the committee established NIAT targets for the bank and for each business unit after consideration of expectations regarding the external environment (e.g. gross domestic product growth) and other internal factors, such as the expected impact of merger and acquisition activity and expectations regarding organic growth. This approach allows for thoughtful consideration of investments that are medium-term in nature, one-time items, and other differences in expectations from year to year.

Critical to the bank's approach is a review at year-end of key drivers of business performance as well as any material unanticipated events that occurred during the year (e.g. major U.S. tax reform in 2018). This process is used to assist the committee in making discretionary adjustments to the calculated business performance factors such that final factors appropriately reflect performance during the year.

Customer Experience — TD strives to be a leader in customer experience, believing that this is a key differentiator and source of competitive advantage in today's marketplace. To assess customer experience, the bank uses measurement tools focused on feedback received directly from customers following an interaction with TD. The final score is the result of more than 1 million customer inputs ensuring regular feedback for the customer-facing colleagues that deliver on the bank's strategy.

The bank is committed to continually enhancing the measurement tools and methodology for the assessment of customer experience. For 2018, customer experience in the bank's various businesses was evaluated using the Legendary Experience Index (LEI). This measure of customer experience is one of the key metrics in both the bank's ESG scorecard and in the Executive Compensation Plan. LEI asks customers to rate their perception of experience, whether it was exceptional, and if it influenced their likelihood to increase business with TD should they have future financial needs. Customers are asked to rate their experience and future business intention on a 10 point scale (1 being the lowest and 10 being the highest). LEI is a weighted average score of results on the experience and future business questions, in each case where the result reflects the percentage of customers who gave a score of 9 or 10.

Within the Executive Compensation Plan, customer experience results for SET members, including the CEO and other NEOs, and executives in risk and control functions, are evaluated against a bank-wide composite that incorporates the LEI results from the different business segments.

Return on Tangible Common Equity (ROTCE) — To recognize the importance of effective management of capital on the long-term performance of the bank, ROTCE was introduced in 2018 as one of the key annual business metrics, with a weighting of 10%. ROTCE performance is evaluated relative to the median of the large Canadian banks (including TD).

How We Assess Business Performance — Other Discretionary Factors

The Executive Compensation Plan is designed to incorporate committee judgment to achieve appropriate pay for performance outcomes at the end of the year. The HRC believes that the use of judgment when determining final compensation pools and individual awards is critical so that final awards appropriately reflect risk and any unexpected circumstances that arise during the year, as well as to eliminate the possibility of unintended awards determined by a formula.

In determining whether or not to apply discretion, the committee formally assesses business performance during the year against the bank's risk appetite, performance relative to peers, performance against strategic initiatives, and any other material unexpected events that occurred during the year (other discretion). The following provides a description of each of these components.

Risk Appetite — The bank's strategy incorporates a disciplined approach to risk management which is detailed beginning on page 27 of this circular.

Relative Performance — Assessing overall business performance relative to peers provides the committee with important context when assessing the performance of the bank. To complete the review, the committee considers TD and peer performance on a comprehensive scorecard of adjusted metrics, including EPS growth (1 and 3 year), revenue growth, expense growth, efficiency ratio, Return on Equity (1 and 5 year), NIAT growth, provisions for credit losses (PCL), operating leverage, and non-adjusted metrics, including TSR (1 and 3 year). The scorecard allows the committee to complete a holistic assessment of performance, both during the year, and over the medium-term as appropriate. When assessing business performance at the end of the year, there is no formal weighting of the metrics, and the impact of relative performance is limited to no more than +/– 10%, with the final impact aligned with the overall assessment of performance during the year.

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Benchmark Companies

For 2018, ROTCE and relative performance were assessed against the four other large Canadian banks that are most similar to the bank in size and scope of operations.

The table compares the bank and the peer companies on key size metrics including assets, revenue and market capitalization.

Note: Revenue is for the 2018 fiscal year, assets and market capitalization are as of October 31, 2018.

($ billions) Peer Companies	Total Assets	Revenue	Market Capitalization

Bank of Montreal	774.0	23.0	62.9

Canadian Imperial Bank of Commerce	597.1	17.8	50.3

Royal Bank of Canada	1,334.7	42.6	138.0

The Bank of Nova Scotia	998.5	28.8	86.7

TD	1,334.9	38.8	133.5

TD's rank (out of 5)	1	2	2

Strategic Initiatives — At the beginning of the year the committee and the CEO agree on strategic initiatives/enterprise priorities that are critical to the long-term success of the bank. For each priority, quantitative and qualitative objectives are established and used to evaluate performance. At the end of the year, the committee reviews a comprehensive assessment of progress against each of the priorities, including the quantitative and qualitative objectives, and uses this information to determine if performance was aligned with expectations. The committee has the ability to apply positive or negative discretion to align the impact with the assessment of performance during the year.

2018 Strategic Initiatives/Enterprise Priorities

For fiscal 2018, the HRC approved the following four enterprise priorities:

•
Distribution Transformation: As consumer preferences change, the bank will take a holistic approach to rethink our distribution approach to elevate the customer service proposition with the accelerated development of digital capabilities, and a focus on personal, connected and human experiences across all channels.

•
End-to-end Customer Journeys: The bank will reimagine customer journeys through the lens of customer needs and expectations across the entire value chain from research to advice to fulfillment and servicing to drive speed, quality, and efficiency for our colleagues and customers.

•
Process Simplification: Improve and simplify processes to strengthen the customer experience by removing points of friction, enhance the colleague experience by eliminating low value and repetitive work, and achieve service and productivity gains through automation and digitization technologies.

•
Project Delivery Excellence: Focus on advancing the bank's ability to deliver business outcomes faster, lowering the cost of delivering value, and improving delivery productivity.

Other Discretion — The committee's objective is to appropriately align pay and performance after a comprehensive assessment of performance (incorporating all of the elements outlined above), and to apply discretion as appropriate to achieve this result. As noted above, the year-end process includes a look-back review of key drivers of performance during the year, including material unexpected events that occurred during the year. For example, negative discretion was applied over the past several years, reducing awards to account for a number of items including: major U.S. tax reform in 2018, unanticipated acquisitions, unanticipated private equity gains, changes in foreign exchange rates, and the impact of divestitures and litigation reserves.

In the event the bank were to experience significant losses or other negative outcomes, the committee would have the ability to exercise negative discretion to achieve appropriate outcomes, irrespective of the +/– 20% impact associated with the internal measures in the plan. Under the plan design, there is no limit to the amount of negative discretion the committee can apply, so if circumstances warrant, incentive awards (including cash and equity) may be reduced to zero.

Determining Funds Available to Allocate

At the end of the fiscal year, the aggregate funds available for allocation as year-end incentive awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:

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Thus, all variable compensation awarded is subject to the committee's assessment of business performance during the year (i.e., there are no separate pre-grant performance conditions for the different components of compensation).

Evaluating Individual Performance to Determine Individual Awards

Once the aggregate funds available for allocation are determined, variable compensation awards for each executive may be adjusted to reflect individual performance based on consideration of relevant factors.

The sum of individual awards may not exceed the aggregate funds available under the plan. In practice, awards to individual executives are typically within a narrow range of approximately +/–20% of calculated funds available (i.e., individual variable compensation target multiplied by the applicable business performance factor). Generally speaking, the realizable value of previous compensation awards is not taken into account when determining compensation awards under the plan.

An important consideration in the allocation of awards is individual performance as evaluated against objectives that were established at the beginning of the year. Individual objectives are aligned with organizational goals, business targets, scorecards, and principles important to TD, including financial, operational, customer experience, risk, colleague and environmental, social, and governance (ESG) objectives as appropriate for the role. All executives are assessed against risk and control accountabilities, including operating in a manner consistent with the Risk Appetite, and with the cultural and behavioural standards and guidelines embodied in the bank's Code of Conduct and Ethics and Shared Commitments. The Shared Commitments include environmental, social, and governance related elements that are foundational to the bank's vision, purpose, and strategy, including contributing to communities, developing colleagues and embracing diversity.

Pay Mix

Once final compensation for the year is determined, variable incentive awards are separated into cash and equity incentives in accordance with minimum deferral levels established by the bank. These deferral levels are based on title for the majority of executives, with the amount deferred increasing based on the seniority of the role. Certain roles outside of Canada are subject to specific regulatory expectations regarding deferral and compensation mix, and for these individuals the mix of compensation is aligned with regulatory expectations.

Equity incentives for senior executives are awarded as a combination of performance share units (PSUs) and stock options. The following graph provides a summary of average target pay mix by level for participants in the Executive Compensation Plan.

As outlined in the graph above, a significant portion of each executive's total direct compensation is variable or "at risk". This "at risk" portion of total direct compensation includes the cash incentive, PSUs, and stock options awarded on an annual basis. The value awarded is linked to performance during the year and may be reduced or even eliminated entirely if either the individual's or the bank's performance is below expectations.

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Deferred compensation, delivered in the form of PSUs or stock options, represents the most significant component of compensation for the NEOs and other senior executives. The following table provides additional details on these awards.

Plan	Performance Share Units	Stock Options

Description	PSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, and are subject to an adjustment to a portion of the award at maturity to further reflect bank performance over the performance period.	A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price).

Vesting / Term	PSUs cliff vest and are paid out at the end of three years.	Stock options cliff vest at the end of four years, and expire 10 years from the date of grant.

Performance Measures	At Award:

	• Business performance — Adjusted NIAT, customer experience, ROTCE, risk adjustment, relative performance, strategic initiatives, discretion	) As outlined ) on pages 31
	• Individual performance — performance against objectives, calibration to peers, consideration of risk and control outcomes	) to 34 of this ) circular
Note: Awards for a fiscal year may be significantly reduced or eliminated based on either business or individual performance.

	To Determine Final Value:	To Determine Final Value:
• •	Value depends on share price at maturity
	The final number of PSUs is also subject to a formulaic adjustment of +/– 20% based on the bank's three-year TSR relative to the average three-year TSR of the peer group as follows:	• Value depends on increase in share price between the date of grant and the date of exercise.
(TD TSR — average peer TSR) × 3 + 100%
• The lowest final number of units that can be determined by formula under the plan terms is 80% of award. However, the committee may, in its discretion, cancel all or a portion of outstanding unvested share units.

Other	• Unvested awards may be cancelled in the event of resignation or termination.
Conditions

•

Redemption value of PSUs can be reduced down to zero and stock options may be cancelled by the committee in certain circumstances, including non-compliance with the bank's risk appetite. Refer to pages 28 and 29 for detailed information regarding risk adjustments to compensation.

• All variable compensation is subject to clawback. Refer to page 29 under the header Reduction, Forfeiture, and Clawback of Incentive Compensation.

In addition to PSUs and stock options granted as part of deferred compensation, executives may elect to defer some or all of the cash incentive received into deferred share units (DSUs). DSUs are phantom units that track the price of common shares, receive additional DSUs when dividends are paid on common shares, and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date, vest immediately, and may be redeemed in cash only after the executive departs the bank. Certain executives may also receive vesting share units (VSUs) which are comparable to DSUs except that they vest over a period of time, and are subject to forfeiture in certain circumstances, including in the event of a termination with cause. Additional details on DSUs and VSUs can be found on page 56.

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2018 PERFORMANCE AND COMPENSATION

This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the Executive Compensation Plan, and then describes key performance highlights considered when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the NEOs as required by the form set forth by the Canadian Securities Administrators.

2018 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN

For details regarding the following four steps used to determine annual compensation awards under the Executive Compensation Plan refer to the "Determining Variable Compensation — How the Executive Compensation Plan Works" section on page 30 of this circular.

Steps two through four occur at the end of the year and are designed to align final compensation awards with the risk-adjusted performance of the bank.

Evaluating Business Performance in 2018
The following diagram summarizes the calculation of the business performance factor for the CEO, other NEOs, and other members of the SET for 2018.

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Additional details on the business performance factor calculations are provided in the following table.

Measures	Description of 2018 Performance

Internal	• The following table summarizes the results against the targets that were established for the internal measures of performance during 2018 for the NEOs and other members of the SET:

		2018 Target	2018 Adjusted Results(1)	vs. Target	Impact on Factor(2)

	NIAT ($ in millions)	$11,100	$12,183	9.8%	13.7%

	Customer Experience(3)	61.9%	63.8%	1.9%	1.9%

	ROTCE(4)	22.1%	23.9%	1.8%	1.3%

				Total	16.9%

•

The NIAT targets were approved by the committee at the beginning of the year after considering the outlook for 2018, including expectations regarding the external environment (e.g. gross domestic product growth) and other internal factors, such as the expected impact of merger and acquisition activity and expectations regarding organic growth. The committee believed that the targets that were established included an appropriate level of challenge based on assumptions regarding the external factors that the bank would encounter during the year.

•

Customer experience results are a composite of a number of different calculations in the bank's different businesses. Each year, the weighting of the composite is reviewed and refined as appropriate to reflect business changes and to align the underlying measures with appropriate behaviours in the bank's employees. For 2018, changes to the methodology used to evaluate customer experience means that the results are not comparable on a year-over-year basis.

•

ROTCE is evaluated in comparison to the median ROTCE of the five major Canadian banks (including TD).

•

At the end of the year, the final adjusted NIAT, customer experience, and ROTCE results were compared to the targets that were established, and the impact on the business performance was calculated as outlined above.

Risk Adjustment

•

A discussion of how the committee considers risk adjustments in the determination of the business performance factor is provided beginning on page 27.

•

Following consideration of the assessment of performance relative to the risk appetite by the CRO, the committee did not make any risk adjustments for 2018 awards.

Relative Performance

•

The bank assesses performance relative to peers on a comprehensive scorecard of adjusted metrics(1), including revenue growth, expense growth, efficiency ratio, NIAT growth, EPS growth (1 and 3 year), Return on Equity (1 and 5 year), provisions for credit losses, operating leverage, and non-adjusted metrics, including TSR (1 and 3 year).

•

Results were above median on 8 of 12 metrics reviewed, including:
 –  NIAT growth of 15%
 –  EPS growth of 17% (top bank)
 –  3 year TSR of 51.7% (top bank)

•

The bank also assesses each of the significant business units relative to peers and determined that the majority performed comparably to peers during the year.

•

At an enterprise level TD outperformed its peer group (as reflected in the metrics above) due to its strong performance across its diversified businesses and geographic mix.

•

Management recommended and the committee agreed that rather than only those in the Office of the CEO benefiting from the enterprise outperformance, a smaller lift of 1% would be shared across the broader executive team.

Strategic Initiatives

•

At the beginning of the year, the committee approved the following four enterprise priorities: distribution transformation, customer journeys, process simplification, and project delivery excellence. Additional details on the priorities for 2018 can be found on page 33 of this circular.

•

After considering a comprehensive assessment of progress during the year, including performance against qualitative and quantitative objectives that were established for each of the priorities, the committee determined that management had met expectations and that it was appropriate to make no adjustments related to the strategic objectives for 2018.

Other Discretionary Adjustments

•

At year-end, the committee considers any other relevant factors when determining the final business performance factors to apply.

•

In 2018, after completing a comprehensive assessment, including the impact of major U.S. tax reform and changes to the customer experience methodology that impacted target setting for 2018, the committee applied a negative adjustment of 7.9%.

•

The primary driver was to adjust for the impact of major U.S. tax reform in 2018, which was not considered at the beginning of the year when the NIAT targets were established.

Final Business Performance Factor	• The end result after combining the factors above was a business performance factor of 110.0% for the SET, which the committee determined was appropriate given performance during the year.

(1)
Refer to footnote 1 on page 23 for additional information.
(2)
NIAT has a weighting of 70%, customer experience has a weighting of 20%, and ROTCE has a weighting of 10% of the internal measures used to determine the business performance factor. For each of these internal measures, the impact on funding is determined by multiplying the result vs target by the weighting and by the applicable leverage factor (2 for NIAT, 5 for customer experience, and 7 for ROTCE).
(3)
Customer experience results are based on survey measurement programs that track customers' experiences with TD. Details on the methodology used to determine the results can be found on page 32 of this circular.
(4)
Refer to footnote 7 on page 23 for more information.

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Determining Funds Available for 2018

A business performance factor of 110.0% meant that the committee could allocate aggregate variable compensation awards to the various members of the SET, including the CEO, equal to 110.0% of aggregate target variable compensation for those individuals. Awards to individual executives can be higher or lower than their individual variable compensation target multiplied by the business performance factor.

Evaluating Individual Performance to Determine Individual Awards — CEO

The last step in determining year-end awards is an evaluation of the executive's individual performance that is used to allocate final variable compensation from the pool of funds available under the Executive Compensation Plan. The individual performance of the bank's CEO, Bharat Masrani, was assessed at the end of the fiscal year through a comprehensive process led by the chairman of the board and the chair of the HRC. The assessment incorporated feedback from all board members and included consideration of performance against the goals and objectives that were agreed to by Mr. Masrani and the board at the beginning of the year as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, customer experience, risk, colleague and environmental, social, and governance objectives.

After considering the results of this annual assessment, and with the benefit of advice from its independent advisor, the committee recommended to the board the total direct compensation for the CEO, including base salary and the annual cash incentive and equity compensation awards for 2018.

Bharat Masrani
Group President and Chief Executive Officer, TD Bank Group
Mr. Masrani is responsible for the overall financial performance of TD and accountable for the leadership and management of TD in achieving its strategic objectives. As CEO, Mr. Masrani establishes the strategic direction for the bank and allocates the bank's financial and human capital. Mr. Masrani is also responsible for fostering a culture of integrity throughout TD and setting the tone for the standards and guiding principles that determine how the bank conducts its businesses.

CEO Performance

Under Mr. Masrani's leadership, the bank delivered strong results in 2018. Key highlights include:

•
Record reported earnings of $11.3 billion, an increase of $0.8 billion from 2017, and record adjusted earnings of $12.2 billion, an increase of $1.6 billion from 2017(1);

•
Reported EPS growth of 9% and adjusted EPS growth of 17%, in excess of the medium-term target of 7-10% adjusted EPS growth(1);

•
Increased dividend paid by 11% over the full year, the eighth consecutive year with a dividend increase;

•
Reported ROE of 15.7% compared with 14.9% in 2017, and adjusted ROE of 16.9% compared with 15.0% in 2017(1);

•
Delivered above-peer-average Total Shareholder Return (TSR) of 3.1% compared to the Canadian peer average of –1.2%, and leading TSR for the last 3, 5 and 10 years(1); and

•
Acquired Layer 6, a world-renowned artificial intelligence company to help deploy new solutions and deepen relationships with customers.

In addition to the financial and operational results outlined above, the bank continued to focus on customer, employee and community objectives. Results during the year included:

•
Named a Best Workplace in Canada 2018 by Great Place to Work, scored 100% for the third consecutive year on the Disability Equality Index, recognized by the Bloomberg Gender Equality Index for the second consecutive year, and named one of Forbes' Best Employers for Diversity for 2018;

(1)
Refer to footnotes 1 and 2 on page 23 for additional information.

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•
Employee engagement results increased to 4.26 in 2018 vs. 4.22 in 2017;

•
Only Canadian bank listed on the Dow Jones Sustainability World Index in 2018;

•
Driving the enterprise priorities of distribution transformation, end-to-end customer journeys, process simplification, and project delivery excellence;

•
Launched The Ready Commitment, an ambitious multi-year enterprise initiative to help open doors for a more inclusive and sustainable tomorrow. As part of this, the bank is targeting a total of $1 billion in community giving by 2030 toward four critical areas: Financial Security, a more Vibrant Planet, Connected Communities and Better Health; and

•
Named Safest Bank in North America, according to Global Finance.

CEO Compensation

When determining the compensation for the CEO, the committee considers the target compensation that was established at the beginning of the year, the funding under the bank's Executive Compensation Plan (as described above), as well as the overall performance of the bank and the CEO. In assessing the CEO's performance, the committee considered the results of a comprehensive 360 degree assessment process that incorporated feedback from all board and SET members. The assessment included consideration of performance against the goals and short- and medium-term objectives that were agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance on a range of key indicators including financial, operational, customer experience, risk, colleague, and environmental, social, and governance measures. The board noted Mr. Masrani's strong performance during the year on objectives and key indicators, including material progress on a range of multi-year initiatives aimed at strengthening the bank's capabilities and competitive position while achieving above median current year performance relative to peer banks.

After considering the funding under the Executive Compensation Plan, together with his personal performance and the performance of the bank during the year, the board approved total direct compensation for Mr. Masrani of $11,745,000, a year over year increase of 8% and $945,000 above his target of $10,800,000. Incentive compensation was awarded at 10% above target, equal to the funding available under the Executive Compensation Plan.

	2017	2018

Salary	$1,250,000	$1,350,000

Cash Incentive	$1,920,000	$2,079,000

Performance Share Units	$5,145,600	$5,571,720
Stock Options (rounded)	$2,534,400	$2,744,280

Equity Incentive	$7,680,000	$8,316,000

Total Direct Compensation	$10,850,000	$11,745,000

In addition to the total direct compensation outlined above, Mr. Masrani received a special one-time stock option award of $1,900,000. Additional details are provided in the Letter to Shareholders on page 22.

CEO Target Compensation for 2019

During 2018, the committee worked with its independent advisor Hugessen to complete a review of the CEO's total direct compensation target. Following the review, the committee recommended and the board approved a 9% increase in the CEO's total direct compensation target to $11,750,000 for 2019, in recognition of market compensation levels, the scope and complexity of the role, and the performance of the bank under Mr. Masrani's leadership.

CEO Compensation Over Time

The following table compares the grant date value of compensation awarded to the bank's prior CEO, Mr. Clark (for 2014) and current CEO, Mr. Masrani (from 2015 – 2018) in respect of performance as CEO with the actual value received from compensation awards.

The actual total direct compensation value for the fiscal years noted represents the total of realized pay (the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value at exercise for options granted during the period) and realizable pay (the sum

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of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding) as of December 31, 2018.

		Total Direct Compensation Awarded	[A] Realized Pay	[B] Realizable Pay	[A] + [B] = [C] Actual Total Direct Compensation Value as of December 31, 2018	Value of $100
Year	CEO	(000s) (1)	(000s) (2)	(000s) (3)	(000s)	Period	CEO (4)	Shareholder (5)

2014	Clark	$11,325	$13,203	$3,526	$16,729	10/31/13 to 12/31/18	$148	$170

2015	Masrani	$9,000	$2,700	$10,153	$12,853	10/31/14 to 12/31/18	$143	$142

2016	Masrani	$8,950	$2,685	$4,978	$7,663	10/31/15 to 12/31/18	$86	$141

2017	Masrani	$10,850	$3,170	$4,978	$8,148	10/31/16 to 12/31/18	$75	$120

2018	Masrani	$13,645	$3,429	$5,449	$8,878	10/31/17 to 12/31/18	$65	$96

						Weighted Average	$101	$134

(1)
Includes salary and variable compensation awarded at year-end in respect of performance during the year, and a special one-time stock option award of $1,900,000 for Mr. Masrani in 2018 as outlined above.
(2)
Realized pay is the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value at exercise for options granted during the period.
(3)
Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding.
(4)
Represents the realized and realizable value to the CEO (Mr. Clark for 2014, Mr. Masrani from 2015 – 2018) for each $100 awarded in total direct compensation during the fiscal year indicated.
(5)
Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

Share Ownership — Mr. Masrani exceeds his share ownership requirement of $13,500,000.

	Actual Share Ownership at December 31, 2018				Multiple of Base Salary

		Share Units

Required Multiple	Directly Held ($)	Vested ($) (6)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership

10	41,901,098	18,714,394	15,072,961	75,688,453	44.90	56.07

(6)
The value of Mr. Masrani's vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $7,254,121.

Evaluating Individual Performance to Determine Individual Awards — Other NEOs

The final stage in determining year-end awards for the other NEOs under the Executive Compensation Plan involves an evaluation of their performance and allocating compensation based on this evaluation. The other NEOs' individual performance was assessed by the CEO against goals and objectives including financial, operational, customer experience, risk, colleague and environmental, social and governance objectives, as appropriate for the role. The assessment for the NEOs included progress on talent and diversity initiatives, as well as their contributions to the enterprise priorities of distribution transformation, end-to-end customer journeys, process simplification, and project delivery excellence.

To provide a comprehensive performance assessment for these individuals (and other members of the SET) that includes consideration of non-financial measures, the CEO and the group head responsible for HR met with the chief auditor, the group head and general counsel, and the CRO in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure. In addition, as part of the performance assessment process, the CEO met with the risk and audit committees of the board to receive their feedback on the performance of the heads of key control functions, including the chief financial officer, the CRO, the chief compliance officer, the chief auditor and the chief anti-money laundering officers.

Based on the results of the annual assessment process outlined above, the committee considered and approved the NEOs' total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards.

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Riaz Ahmed
Group Head and Chief Financial Officer, TD Bank Group
Mr. Ahmed is responsible for the overall financial strategy and management of TD, including financial analysis, planning, performance measurement and analysis and statutory reporting as well as for leading the tax and investor relations function. Mr. Ahmed is also responsible for Strategic Sourcing, Treasury and Balance Sheet Management, Corporate Development, Enterprise Real Estate, Economics and Enterprise Strategy.

2018 Performance

As Group Head and Chief Financial Officer, Mr. Ahmed leads a number of enterprise functions that are critical to the performance of the bank. Highlights of the bank's and Mr. Ahmed's performance during 2018 include:

•
Record reported earnings of $11.3 billion, an increase of 8% from 2017, with improved results on a number of metrics including:

–
Return on equity of 15.7%, compared with 14.9% in 2017; and

–
Efficiency ratio of 51.9%, compared with 53.6% last year.

•
Significant capital returned to shareholders with a dividend increase of 11% on a full-year basis and the repurchase of 20 million common shares;

•
Strong capital position, with the bank ending the year with a CET1 ratio of 12%, up 130 basis points year-over-year;

•
Total revenue(1) growth of 8% versus total expense growth of 4%; and

•
Significant corporate development activity in support of the bank's retail businesses:

–
Acquired Layer 6, a world-renowned artificial intelligence company to help deploy new solutions and deepen relationships with customers;

–
Acquired 100% of the outstanding equity of Greystone Capital Management Inc., making TD Asset Management Canada's largest money manager(2) with deep retail and institutional capabilities; and

–
Finalized a long-term loyalty program agreement with Air Canada, whereby the bank will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030.

After considering his overall performance, the business performance factor for members of the SET, and the CEO's recommendation, the committee approved final total direct compensation for Mr. Ahmed of $4,025,000 for 2018. The following table highlights the final total direct compensation awarded to Mr. Ahmed for the past two years.

	2017	2018

Salary	$750,000	$750,000

Cash Incentive	$955,500	$1,145,975

Performance Share Units	$1,487,065	$1,426,447
Stock Options (rounded)	$732,435	$702,578

Equity Incentive	$2,219,500	$2,129,025

Total Direct Compensation	$3,925,000	$4,025,000

Share Ownership — Mr. Ahmed exceeds his share ownership requirement of $4,500,000.

	Actual Share Ownership at December 31, 2018				Multiple of Base Salary

		Share Units

Required Multiple	Directly Held ($)	Vested ($)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership

6	27,105,727	15,642,835	4,690,760	47,439,322	57.00	63.25

(1)
Revenue is net of insurance claims and related expenses.
(2)
Strategic Insight Managed Money Advisory Service — Canada (Spring 2018 report, AUM effective December 2017), Benefits Canada 2018 Top 40 Money Managers report (May 2018 report, AUM effective December 2017); Assets under management as of October 31, 2018 for Greystone.

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Bob Dorrance
Group Head, Wholesale Banking, TD Bank Group
Chairman, CEO & President, TD Securities
Mr. Dorrance is responsible for leading and directing the development and implementation of overall business strategy and objectives for the Wholesale Banking segment and accountable for developing and implementing plans and strategies to achieve its financial objectives, while delivering a superior customer and colleague experience.

2018 Performance

Under Mr. Dorrance's leadership, the Wholesale Banking segment delivered net income of $1,054 million. 2018 business highlights for the Wholesale Banking segment include:

•
Significant role on multiple notable deals, including:

–
Advised Thomson Reuters on the sale of a 55% interest in its Financial & Risk business to private equity funds managed by Blackstone and the creation of a strategic partnership for the business, which represented the largest corporate carve-out and leveraged buyout in Canadian history;

–
One of three managers on Fannie Mae's US$6 billion floating rate note issuance using the Secured Overnight Financing Rate (SOFR) Index, the first major test of this alternative to U.S. dollar London Interbank Offered Rate (LIBOR);

–
Joint book-runner on US$750 million issuance of 30-year notes for each of Bell Canada and Telus; and

–
Delivered back-to-back mandates for Ford Motor Company, first on its US$1.8 billion loan asset backed securities (ABS) and second on its US$2 billion multi-tranche seven-year offering.

•
Top-two dealer status in Canada in a number of activities (for the ten month period ending October 31, 2018)(1):

–
#1 in equity options block trading;

–
#1 in syndicated loans (on a rolling twelve-month basis);

–
#1 in M&A announced (on a rolling twelve-month basis);

–
#1 in equity underwriting;

–
#2 in equity block trading; and

–
#2 in government debt and corporate debt underwriting.

After considering his overall performance, the business performance factor for members of the SET, and the CEO's recommendation, the committee approved final total direct compensation for Mr. Dorrance of $8,890,000 for 2018. The following table highlights the final total direct compensation awarded to Mr. Dorrance for the past two years.

	2017	2018

Salary	$750,000	$750,000

Cash Incentive	$2,747,500	$2,849,000

Performance Share Units	$3,418,675	$3,544,970
Stock Options (rounded)	$1,683,825	$1,746,030

Equity Incentive	$5,102,500	$5,291,000

Total Direct Compensation	$8,600,000	$8,890,000

Share Ownership — Mr. Dorrance exceeds his share ownership requirement of $8,150,000.

	Actual Share Ownership at December 31, 2018				Multiple of Target Total Direct Compensation

		Share Units

Required Multiple(2)	Directly Held ($)	Vested ($)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership

1	38,754,915	49,501,135	10,292,972	98,549,022	10.83	12.09

(1)
Rankings reflect TD Securities' position among Canadian peers in Canadian product markets. Equity options block trading: block trades by number of contracts on the Montreal Stock Exchange, Source: Montreal Exchange. Syndicated loans: deal volume awarded equally between the book-runners, Source: Bloomberg. M&A announced: Canadian targets, Source: Thomson Reuters. Equity underwriting, Source: Bloomberg. Equity block trading: block trades by value on all Canadian exchanges, Source: IRESS. Government and corporate debt underwriting: excludes self-led domestic bank deals and credit card deals, bonus credit to lead, Source: Bloomberg.
(2)
Mr. Dorrance's ownership multiple is stated as a multiple of target total direct compensation, consistent with his ownership requirement.

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Greg Braca
Group Head, U.S. Banking, TD Bank Group
President & CEO, TD Bank, America's Most Convenient Bank®
Mr. Braca is responsible for TD's personal and commercial banking activities in the U.S. market and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and colleague experience and proactively managing TD's relationships with U.S. stakeholders.

2018 Performance

Mr. Braca was appointed Group Head, U.S. Banking, TD Bank Group on November 1, 2017. As outlined above, Mr. Braca is responsible for the majority of businesses that contribute to the bank's U.S. retail segment results. Excluding the contribution from TD Ameritrade, the bank's U.S. retail segment delivered reported earnings of US$2.7 billion, an increase of 23% over 2017. The increase was primarily due to higher loan and deposit volumes, higher deposit margins, fee income growth, the benefit of the Scottrade transaction, and a lower corporate tax rate, partially offset by higher expenses and provisions for credit losses (PCL).

Other 2018 business highlights for the U.S. retail segment include:

•
Led peers in loan and deposit growth, as well as household acquisition;

•
Continued to provide legendary customer service and convenience: "Ranked Highest in Dealer Satisfaction with Floor Planning by J.D. Power"(1);

•
Recognized as an extraordinary and inclusive place to work: Named to DiversityInc.'s Top 50 Companies in the U.S. for diversity for the sixth year in a row;

•
Deepened relationships with new and existing customers; and

•
Continued focus on enhancements to core capabilities and infrastructure, as well as building out digital capabilities.

After considering his overall performance, the business performance factor for members of the SET, and the CEO's recommendation, the committee approved final total direct compensation for Mr. Braca of US$4,325,000 for 2018. The following table highlights the final total direct compensation awarded to Mr. Braca for the past two years. Mr. Braca's year-over-year compensation includes the impact of an increase in target compensation associated with Mr. Braca assuming the role of President and CEO TD Bank, America's Most Convenient Bank® on June 1, 2017.

	2017		2018

Salary(2)	US$	750,000	US$	750,000

Cash Incentive	US$	1,102,000	US$	1,250,700

Performance Share Units	US$	1,515,000	US$	1,966,800
Stock Options (rounded)	US$	291,000	US$	357,500

Equity Incentive	US$	1,806,000	US$	2,324,300

Total Direct Compensation	US$	3,658,000	US$	4,325,000

Share Ownership — Mr. Braca exceeds his share ownership requirement of $5,795,550(3).

	Actual Share Ownership at December 31, 2018				Multiple of Base Salary

		Share Units

Required Multiple	Directly Held ($)	Vested ($)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership

6	473,635	1,978,149	5,679,902	8,131,686	2.54	8.42

(1)
TD Auto Finance received the highest score in the floor planning segment in the J.D. Power 2018 Dealer Financing Satisfaction Study of dealers' satisfaction with automotive finance providers. Visit www.jdpower.com/awards.
(2)
Mr. Braca's salary increased to US$650,000 effective November 1, 2016, and subsequently to US$750,000 upon assuming the role of Executive Vice President, TD Bank Group and President and CEO TD Bank, America's Most Convenient Bank® on June 1, 2017.
(3)
Mr. Braca's ownership requirement is equal to the multiple of his U.S. dollar base salary converted to Canadian dollars. The exchange rate used to convert his U.S. dollar salary was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2018 = 1.2879).

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Teri Currie

 Group Head, Canadian Personal Banking, TD Bank Group
Ms. Currie is responsible for the leadership of Canadian Personal Banking, more commonly known as TD Canada Trust, which includes Community Banking and Personal Banking Products as well as Canadian Credit Cards. Ms. Currie is accountable for developing and implementing plans and strategies to achieve market share, profitability and other financial objectives, while delivering superior customer and colleague experience.

2018 Performance

Under Ms. Currie's leadership, Canadian Personal Banking had a strong year with $11.5 billion in revenue. During the year, the business also continued to put customers at the centre of everything TD does by investing in the omni-channel experience, optimizing the branch network, and enhancing the value proposition of products.

Other 2018 business highlights for Canadian Personal Banking include:

•
Recognized as a leader in customer service, including being honored as an award winner among the Big 5 Canadian Retail Banks(1) for "Customer Service Excellence"(2), "Recommend to Friends & Family"(3), "Branch Service"(4), "ATM Banking"(5), and "Live Agent Telephone Banking"(6) by the 2018 Ipsos Customer Service Index (CSI) study(7);

•
Continued to win the trust of new and existing customers as evidenced by strong volume growth across key businesses:

–
Record originations in real estate secured lending;

–
Personal chequing and savings deposit volume growth of 4%; and

–
Strong growth in credit cards with 9% growth in TD proprietary cards.

•
Advanced our proven business model maintaining strong market share(8) positions including:

–
#1 market share in personal deposit and credit card; and

–
#2 market share in real estate secured lending and personal loan.

•
#1 Canadian banking app according to Silicon Valley-based firm App Annie(9); and

•
Continued to shape the future of retail banking by introducing new digital capabilities, including online pre-approval in the real estate secured lending business, Easy Apply for chequing and savings accounts, and one-time password authentication making login faster and easier, and reducing fraud.

After considering her overall performance, the business performance factor for members of the SET, and the CEO's recommendation, the committee approved final total direct compensation for Ms. Currie of $4,495,000 for 2018. The following table highlights the final total direct compensation awarded to Ms. Currie for the past two years.

	2017	2018

Salary	$750,000	$750,000

Cash Incentive	$1,084,500	$1,135,200

Performance Share Units	$1,367,135	$1,913,566
Stock Options (rounded)	$673,365	$696,234

Equity Incentive	$2,040,500	$2,609,800

Total Direct Compensation	$3,875,000	$4,495,000	(10)

(10)
Includes a market adjustment, delivered in the form of PSUs, to position total direct compensation appropriately within the market given her experience and performance in the role.

Share Ownership — Ms. Currie exceeds her share ownership requirement of $4,500,000.

	Actual Share Ownership at December 31, 2018				Multiple of Base Salary

		Share Units

Required Multiple	Directly Held ($)	Vested ($)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership

6	242,328	3,227,320	4,862,336	8,331,984	4.63	11.11

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(1)
Big 5 Canadian Retail Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Bank of Nova Scotia, and The Toronto-Dominion Bank.
(2)
TD Canada Trust has shared in the award for Customer Service Excellence in the syndicated Ipsos 2018 Financial Services Excellence Study (2018 Ipsos Study).
(3)
TD Canada Trust has shared in the award for Recommend to Family & Friends in the 2018 Ipsos Study.
(4)
TD Canada Trust has shared in the award for the Branch Service Excellence in the 2018 Ipsos Study.
(5)
TD Canada Trust has shared in the ATM Banking Excellence award in the 2018 Ipsos Study.
(6)
TD Canada Trust has shared in the Live Agent Telephone Banking Excellence award in the 2018 Ipsos Study.
(7)
Ipsos 2018 Financial Service Excellence Awards are based on continuous fielding CSI survey results. Sample size for the total 2018 CSI program year ended with the September 2018 survey which yielded 75,334 financial institution ratings nationally. Leadership is defined as either a statistically significant lead over the other Big 5 Canadian Retail Banks (at a 95% confidence interval) or a statistically equal tie with one or more of the Big 5 Canadian Retail Banks.
(8)
Market share ranking is based on most current data available from OSFI for personal deposits and loans as at August 2018, from The Nilson Report for credit cards as at December 2017, from the Canadian Bankers Association for Real Estate Secured Lending as at June 2018.
(9)
TD ranked first according to 2018 App Annie report, which measured smartphone monthly active users, downloads, average sessions per user, open rate, average review score, and average time spent for August 2018 among top retail banking apps by time spent on Android phone.

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The following sections of this circular contain the Summary Compensation Table and other tables that provide details on compensation awarded to the NEOs as required by the form set forth by the Canadian Securities Administrators.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below presents details of the total compensation earned in respect of fiscal 2018, 2017, and 2016 for each of the bank's NEOs.

Name and		Salary (1)	Share-Based Awards	Option-Based Awards (2)	Non-Equity Incentive Plan Compensation (3)	Pension Value (4)	All Other Compensation (5)	Total Compensation
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)

Bharat Masrani (6) Group President and Chief Executive Officer, TD Bank Group	2018 2017 2016	1,334,988 1,209,179 1,000,000	5,571,720 5,145,600 4,197,550	4,644,337 2,534,415 2,067,496	2,079,000 1,920,000 1,685,000	1,596,800 1,549,800 1,313,000	89,220 78,324 80,908	15,316,065 12,437,318 10,343,954

Riaz Ahmed Group Head and Chief Financial Officer, TD Bank Group	2018 2017 2016	750,000 708,631 500,000	1,426,447 1,487,065 1,340,000	702,607 732,479 660,025	1,145,975 955,500 900,000	249,200 219,500 200,500	51,537 38,779 38,447	4,325,766 4,141,954 3,638,972

Bob Dorrance Group Head, Wholesale Banking, TD Bank Group and Chairman, CEO & President, TD Securities	2018 2017 2016	750,000 708,631 500,000	3,544,970 3,418,675 3,179,150	1,746,049 1,683,850 1,565,902	2,849,000 2,747,500 2,555,000	N/A N/A N/A	25,298 14,387 13,749	8,915,317 8,573,043 7,813,801

Greg Braca (7) Group Head, U.S. Banking, TD Bank Group and President and CEO, TD Bank, America's Most Convenient Bank®	2018 2017 2016	965,925 908,028 729,465	2,635,905 1,947,381 1,100,530	479,163 374,079 184,521	1,610,777 1,440,975 563,678	25,597 29,748 29,875	63,997 76,750 23,209	5,781,364 4,776,961 2,631,278

Teri Currie Group Head, Canadian Personal Banking, TD Bank Group	2018 2017 2016	750,000 708,631 500,000	1,913,566 1,367,135 1,206,000	696,279 673,408 594,012	1,135,200 1,084,500 1,075,000	236,700 205,500 188,100	49,998 49,158 11,381	4,781,743 4,088,332 3,574,493

(1)
Salary reflects base salary earned during the period November 1, 2017 to October 31, 2018, and may differ from base salary reported elsewhere in this circular due to a salary increase that was effective January 1, 2018 for Mr. Masrani.
(2)
In 2018, the grant date fair value (compensation value) was greater than the accounting fair value for the stock option awards for Mr. Masrani, Mr. Ahmed, Mr. Dorrance, Mr. Braca, and Ms. Currie by $2,657,545, $402,040, $999,110, $274,183, and $398,419, respectively. For consistency, the compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2018 awards was 19% of the share price. This is the average compensation value for stock option awards for the five years from December 2014 to December 2018, assuming an expected life equal to the full 10 year term of the stock options. The accounting fair value for the December 2018 awards is based on an expected life of 6.31 years, and the following additional inputs: risk free interest rate of 2.03%; volatility of 12.64%; and dividend yield of 3.48%.
(3)
Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the "Compensation Discussion and Analysis" section of this circular.
(4)
The pension value reported is the "compensatory value" of the changes in the pension obligation during the reporting period, which includes: the value of projected pension earned for additional service during the year, the impact of plan changes (if any) on the accrued obligation, and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. Additional details on the bank's pension plans for NEOs are provided beginning on page 52 of this circular.
(5)
The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefits to NEOs. The following values reflect the perquisites which exceed 25% of the NEO's total amount reported. For 2018, Mr. Masrani's amount includes $49,176 in perquisite allowance and related programs; Mr. Ahmed's amount includes $37,282 in perquisite allowance; Mr. Dorrance's amount includes $10,032 in health and wellness fees and $7,723 in parking fees; Mr. Braca's amount includes $45,080 in perquisite allowance; Ms. Currie's amount includes $37,282 in perquisite allowance.
(6)
In 2018, Mr. Masrani received a special one-time stock option award of $1,900,000. Additional details are provided on page 22.
(7)
Over the three year period reported in the table above, Mr. Braca's compensation was awarded in U.S. dollars. Where required, the exchange rate used to convert U.S. dollar compensation, excluding share-based and option-based awards, was for 2018 the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2018 = 1.2879), for 2017 the average month-end US/CDN closing exchange rate for the fiscal year using the Bank of Canada for the period November 2016 to April 2017 and WM/Reuters for the period May 2017 to October 2017 (2017 = 1.3076), and for 2016 the Bank of Canada's average US/CDN exchange rate for the fiscal year (2016 = 1.3263). For 2018, 2017, and 2016, the exchange rate used to convert share-based and option-based awards into Canadian dollars was the Bank of Canada's US/CDN closing rate on the trading day prior to the date the awards were granted (2018 = 1.3402; 2017 = 1.2854; 2016 = 1.3180).

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INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards

The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2018.

	Option-based Awards (1)					Share-based Awards (1)(2)
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The- Money Options (3)	Value of Options Exercised	Number of Shares That Have Not Vested		Market or Payout Value of Share-based Awards That Have Not Vested (3) ($)		Market or Payout Value of Share- based Awards That Have Vested and Not Paid Out or Distributed (3)(5)
		($)		($)	($)	Min (4)	Target	Min	Target	($)

Bharat	132,133	36.625	Dec 13, 2020	4,127,174	135,525
Masrani	159,208	36.635	Dec 12, 2021	4,971,270
	131,280	40.540	Dec 13, 2022	3,586,570
	131,456	47.590	Dec 12, 2023	2,664,613
	141,668	52.460	Dec 11, 2024	2,181,687
	186,268	53.150	Dec 9, 2025	2,740,002
	157,224	65.750	Dec 12, 2026	331,743
	183,632	72.640	Dec 12, 2027	0
	352,268	69.390	Dec 12, 2028	0
						177,695	222,119	12,058,369	15,072,961	18,714,394

Total	1,575,137			20,603,059	135,525	177,695	222,119	12,058,369	15,072,961	18,714,394

Riaz	56,392	36.625	Dec 13, 2020	1,761,404
Ahmed	67,008	36.635	Dec 12, 2021	2,092,325
	63,912	40.540	Dec 13, 2022	1,746,076
	56,832	47.590	Dec 12, 2023	1,151,985
	57,188	52.460	Dec 11, 2024	880,695
	58,544	53.150	Dec 9, 2025	861,182
	50,192	65.750	Dec 12, 2026	105,905
	53,072	72.640	Dec 12, 2027	0
	53,292	69.390	Dec 12, 2028	0
						56,401	69,124	3,827,399	4,690,760	15,642,835

Total	516,432			8,599,572	0	56,401	69,124	3,827,399	4,690,760	15,642,835

Bob	0	47.590	Dec 12, 2023	0	4,087,525
Dorrance	138,636	52.460	Dec 11, 2024	2,134,994
	138,372	53.150	Dec 9, 2025	2,035,452
	119,080	65.750	Dec 12, 2026	251,259
	122,004	72.640	Dec 12, 2027	0
	132,436	69.390	Dec 12, 2028	0
						121,344	151,680	8,234,378	10,292,972	49,501,135

Total	650,528			4,421,705	4,087,525	121,344	151,680	8,234,378	10,292,972	49,501,135

Greg	0	36.635	Dec 12, 2021	0	579,969
Braca	0	40.540	Dec 13, 2022	0	898,687
	0	47.590	Dec 12, 2023	0	472,291
	10,952	52.460	Dec 11, 2024	168,661
	15,220	53.150	Dec 9, 2025	223,886
	14,032	65.750	Dec 12, 2026	29,608
	27,104	72.640	Dec 12, 2027	0
	36,344	69.390	Dec 12, 2028	0
						66,960	83,700	4,543,921	5,679,902	1,978,149

Total	103,652			422,155	1,950,947	66,960	83,700	4,543,921	5,679,902	1,978,149

Teri	0	40.540	Dec 13, 2022	0	2,138,281
Currie	53,968	47.590	Dec 12, 2023	1,093,931
	53,724	52.460	Dec 11, 2024	827,350
	53,220	53.150	Dec 9, 2025	782,866
	45,172	65.750	Dec 12, 2026	95,313
	48,792	72.640	Dec 12, 2027	0
	52,812	69.390	Dec 12, 2028	0
						58,424	71,652	3,964,660	4,862,336	3,227,320

Total	307,688			2,799,460	2,138,281	58,424	71,652	3,964,660	4,862,336	3,227,320

(1)
Outstanding option-based awards and outstanding share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank's January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. Option exercise prices have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend.
(2)
The number of units outstanding and the corresponding value includes the value of dividends granted in the form of additional units.
(3)
Value is based on the December 31, 2018 TSX closing price for a common share of $67.86.
(4)
Represents 80% of the outstanding unvested PSUs, which is the lowest number of units determined by formula under the plan terms. However, the committee may, in its discretion, reduce or cancel outstanding unvested share units.
(5)
Represents vested share-based awards (DSUs and VSUs) which are not paid out, and will remain outstanding until the NEO retires or otherwise leaves the bank.

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Value on Vesting or Pay-Out of Incentive Plan Awards

The table below presents details of all awards that vested in the most recently completed calendar year.

		Option-based Awards		Share-based Awards

Name	Grant Date	Number Vested During the Year (#)	Value Vested During the Year ($)	Number of Initial Units (#)	Number of Units ± Performance Adjustment (1) (#)	Number of Units Vested During the Year (2) (#)	Value Vested During the Year ($)

Bharat Masrani	Dec 11, 2014	141,668	2,398,439
	Dec 9, 2015			79,417	17,692	106,152	7,412,616

Riaz Ahmed	Dec 11, 2014	57,188	968,193
	Dec 9, 2015			24,960	5,560	33,362	2,329,679

Bob Dorrance	Dec 11, 2014	138,636	2,347,107
	Dec 9, 2015			58,995	13,143	78,856	5,506,515

Greg Braca	Dec 11, 2014	10,952	185,417
	Dec 9, 2015			20,323	4,527	27,165	1,896,911

Teri Currie	Dec 11, 2014	53,724	909,547
	Dec 9, 2015			22,690	5,055	30,329	2,117,890

(1)
The PSUs granted on December 9, 2015 vested and matured on December 9, 2018. Based on the bank's relative three-year TSR versus the comparator group established at the time the award was granted, the performance factor applied to determine the final number of units paid out to participants at maturity was 120%. For awards maturing in December 2018, this peer comparator group included: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
(2)
Number of PSUs and RSUs vested during the year includes dividend equivalents earned on outstanding units during the three-year deferral period.

BANK PERFORMANCE AND EXECUTIVE COMPENSATION

Five Year TSR Comparison

The following graph compares the five fiscal year TSR for common shares to the return for the S&P/TSX Composite Index Banks and the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends
(at the price determined by the bank pursuant to the bank's Dividend Reinvestment Plan)

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Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization

The following graph illustrates the change in total compensation awarded to the NEOs compared to the change in adjusted net income available to common shareholders and market capitalization since 2013.

Using 2013 as a baseline, the total compensation awarded to the top five NEOs increased 9.0%, compared to growth over the same period in adjusted net income available to common shareholders of 74% and market capitalization of 52%. To provide a consistent basis of comparison over the time period, the figures for all years include the total compensation for only the top five NEOs (in 2013 and 2014 the bank voluntarily disclosed compensation for a sixth NEO; for 2016 Ms. Johnston was CFO for only a portion of the year; and for 2017 Mr. Pedersen was an officer of the bank for only a portion of the year; this additional data has been excluded). For further information on the bank's adjusted earnings, see note 1 on page 23 of this circular.

Cost of Management Ratio

The cost of management ratio expresses the total of all types of compensation awarded to the top five NEOs of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.

Year	Total NEO Compensation ($ millions)	Adjusted Net Income Available to Shareholders(1) ($ millions)	Cost of Management Ratio (%)	Market Capitalization ($ billions)(2)	Cost of Management Ratio (%)

2018	39.12	11,897	0.33	133.5	0.03

2017	34.02	10,273	0.33	134.9	0.03

2016	33.29	9,036	0.37	113.0	0.03

(1)
For further information on the bank's adjusted results, see note 1 on page 23 of this circular.
(2)
Market capitalization as at October 31 of each year.

Total compensation for the top five NEOs includes fiscal base salary, annual incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated.

ADDITIONAL DISCLOSURE

The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank's compensation plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on employee compensation practices, material risk takers, including additional summary compensation information required by the FSB, and additional information on pension plans, termination and change of control benefits, and stock options.

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APPROACH TO EMPLOYEE COMPENSATION

The bank's approach to employee compensation reflects a consistent philosophy which is applicable to all TD employees, and is focused on delivering compensation that is market competitive, performance based, and promotes fair and consistent outcomes and alignment between executives and employees. To execute against this philosophy, the bank has comprehensive and well-established compensation programs, structures, and practices that are designed to deliver appropriate outcomes for all employees.

Examples of these programs and structures include:

•
Compensation program eligibility, including both salary and incentive compensation, is based on role and level, and is applied consistently for all employees;

•
The majority of employees are paid according to well defined salary structures which provide a range of pay that is competitive in the market while allowing for appropriate variation to recognize individual performance, experience and capability;

•
These salary structures are supported by market analysis and a robust job evaluation process that measures the content of positions and organizes jobs of similar complexity and accountability together into job levels;

•
Salary structures and incentive programs are reviewed regularly with information gathered via recognized third party compensation surveys, and adjustments are made where required to achieve appropriate outcomes, including the ability to deliver market competitive pay;

•
Tools used to facilitate year-end base salary and incentive decisions include guidelines to support consistency in decision making, and additional training and other support is available to people managers; and

•
Performance and compensation decisions are subject to a review process, and outcomes are monitored closely.

In addition to the programs and structures noted above, the bank provides appropriate compensation outcomes at all levels through the following practices:

•
The incentive multipliers used to determine year-end incentive awards are aligned for executives who participate in the Executive Compensation Plan and for employees who participate in our large corporate incentive plans; and

•
Year-end base salary increase budgets are aligned for executives and employees.

Additional information on TD's Approach to Compensation can be found in the bank's Corporate Responsibility Report.

MATERIAL RISK TAKERS

All individuals who may have a material impact on the risk of the bank have been identified and, under bank policy, have a minimum 40% of variable compensation awarded as equity that vests after a minimum of three years.

Under FSB Guidelines, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the bank should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to incentivize these individuals in a manner that is consistent with the long-term performance and sustainability of the bank.

To align with the FSB Guidelines described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all senior executives of the bank titled senior vice president and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank's Code), can make decisions which impact the risk exposure of the bank in excess of $50 million.

ADDITIONAL SUMMARY COMPENSATION INFORMATION

In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance and key features of the bank's approach to executive compensation, additional quantitative information is required for senior management and material risk takers.

For the purposes of the tables below, senior management has been identified as the NEOs listed in the bank's management proxy circular in each of the years indicated, and material risk takers are the individuals identified through the process described above (excluding the NEOs). There were 195 material risk takers identified in 2018 and 199 material risk takers identified in 2017, in each case excluding the NEOs.

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2018 Compensation Awards

The following table summarizes the value of compensation awarded to material risk takers in respect of 2017 and 2018. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.

	2017(1)		2018

($ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers

Fixed Compensation
Salary(2)	4.9	61.9	4.6	62.5

Variable Compensation Awards
Cash Incentive (non-deferred)	9.7	120.5	8.8	122.8
Share Units (deferred)	13.4	101.6	15.1	104.5
Stock Options (deferred)	6.0	19.7	8.3	19.9
Other Deferred Incentive(3)	0.0	4.7	0.0	4.6

Other
Guaranteed Awards(4)	0.0	0.0	0.0	3.2
Sign on Awards(5)	0.0	8.1	0.0	8.9
Severance Paid(6)	4.6	12.3	0.0	8.3

(1)
2017 numbers have been restated to correct final award amounts.
(2)
Salary is the annual salary as at October 31.
(3)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.
(4)
One individual identified as a material risk taker received a guaranteed award in 2018 versus zero in 2017. This individual was a new hire, and, consistent with bank policy, the guarantee was in respect of the first year of hire only. Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.
(5)
Ten individuals identified as material risk takers received sign-on awards in 2018 versus ten in 2017. Sign-on awards include any one-time compensation agreed to when an employee joined the bank.
(6)
Eleven individuals identified as material risk takers received severance payments in 2018, of which the single highest severance amount paid was $1.4 million versus eleven in 2017 with a highest severance amount paid of $5.7 million.

Deferred Compensation

The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.

	2017(1)		2018(1)

($ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers

Unvested
Share Units	53.5	368.9	40.6	311.1
Stock Options(2)	24.0	77.1	7.5	24.8
Other Deferred Incentive(3)	0.0	9.7	0.0	9.7

Vested
Share Units	95.4	187.9	89.1	161.8
Stock Options(2)	45.5	125.2	29.4	83.9
Other Deferred Incentive(3)	0.0	0.0	0.0	0.0

Paid during calendar year
Share Units	24.4	189.1	19.3	171.4
Stock Options(2)	31.1	28.3	8.3	33.9
Other Deferred Incentive(3)	0.0	7.0	0.0	4.9

(1)
Based on the TSX closing price of a common share on December 31, 2018 of $67.86, and on December 29, 2017 of $73.65.
(2)
Stock Options paid out in U.S. dollars in 2017 were converted using the Bank of Canada exchange rate of 1.2545 for December 29, 2017. The value reflects Stock Options exercised and settled in the applicable years.
(3)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

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100% of the vested and unvested awards listed in the above table are subject to either implicit adjustments (e.g., fluctuations in the stock price or changes in the PSU multiplier) and/or explicit adjustments (e.g., reduction, clawback, or forfeiture of awards).

Adjustments to Deferred Compensation

The bank's equity share unit plans include the ability for the committee to reduce the value of deferred compensation in certain circumstances, including for non-compliance with the bank's risk appetite. To support this potential reduction, at year-end, the CRO completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warranted such a reduction. The conclusions of this review are discussed at the joint session of the board's risk and human resources committees. Following the 2018 review, no such adjustments were made.

RETIREMENT PLAN BENEFITS

•
Mr. Masrani, Mr. Ahmed, and Ms. Currie participate in a supplemental executive retirement plan called the Executive Benefit Plan, which provides for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and bank retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive's level. Receipt of the executive pension is dependent on compliance with conduct provisions.

•
Mr. Braca participates in the TD 401(k) Retirement Plan, a defined contribution registered plan.

•
Mr. Masrani will earn a flat annual pension accrual of $110,000 per year for each year of service as CEO, and his total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million. The NEOs participate in different bank retirement plans, with the exception of Mr. Dorrance who does not participate in any bank retirement plans. The following section describes the retirement plans in which one or more of the NEOs continue to participate. In addition, there are several plans in which the NEOs accrued benefits but no longer actively participate, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, and the TD Bank 401(k) Retirement Plan.

Executive Benefit Plan

The bank offers each of its NEOs, other than Mr. Dorrance and Mr. Braca, an unfunded executive benefit plan that includes a portion of the executives' incentive compensation. The plan is closed to new members; new executives participate in another plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives' total bank pension is determined based on the following plan provisions:

Participating NEOs	Mr. Masrani (under amended terms, explained below under the section entitled "Pension Arrangements for Mr. Masrani"), Mr. Ahmed, and Ms. Currie.

Pension Formula	The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive's total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan). The total pension is reduced if the executive does not have the same years of service in the bank's registered pension plans.

For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans. The deemed accrual adjustment became effective for Mr. Masrani on November 1, 2014, one year before this accrual reduction became effective for other senior executives. Mr. Masrani's total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million.

Final Average Earnings	The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped, as follows:

•

salary frozen at October 31, 2010, plus annual incentive to a maximum of 120% of actual salary for service prior to October 31, 2015 and salary at October 31, 2015 for service thereafter (maximum of 30 years in total); or

•

pensionable earnings (salary, plus incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years).

•

actual cash incentives are used to calculate pensionable earnings before October 31, 2015 and target cash incentives for service after that date.

Retirement Age	63

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Vesting Requirements	Five years of Executive Benefit Plan participation.

Reduction for Early Pension Commencement	The portion of the executive's pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.

Form of Pension	The portion of the executive's pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Other Considerations	The Executive Benefit Plan is subject to conduct provisions and accrued benefits may be forfeited if violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

Pension Fund Society

The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. The NEOs, with the exception of Mr. Dorrance and Mr. Braca, participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:

Participating NEOs	Mr. Masrani, Mr. Ahmed, and Ms. Currie.

Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of plan membership (maximum of 35 years).

Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement.

Average Government Limit	The average of the last five years' maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.

Member Contributions	4.85% of salary up to the government limit plus 7.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $19,130, in 2018. All NEOs who are active participants in the plan make contributions at the maximum level.

Retirement Age	63

Reduction for Early Pension Commencement	Pension is reduced according to a formula based on the number of years and months the pension commences before his or her 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of Pension	Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree's death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2018, the maximum pension is $2,944 per year of membership.

TD 401(k) Retirement Plan

TD Bank, America's Most Convenient Bank®, provides a qualified 401(k) defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. Contributions are based on the following plan provisions:

Participating NEOs	Mr. Braca

Provisions	The bank makes annual core contributions to the plan based on the age and years of service of the employee. Core contributions range between 2% – 6% of eligible compensation (up to a maximum of $150,000). Employees are also eligible to make salary deferral contributions into the plan and the bank matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 3% of eligible compensation for up to a total of 4.5%. Salary deferral contributions and employer match eligible compensation are subject to prescribed IRS annual limits. The retirement benefit payable from the plan is determined based on the member's account balance.

Retirement Age	65

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PENSION ARRANGEMENTS FOR MR. MASRANI

Mr. Masrani's pre-CEO benefits under the Executive Benefit Plan became fixed and frozen on October 31, 2014, with offsets for government pensions and registered plan pensions to be determined upon retirement. For each year of service as CEO, Mr. Masrani will earn a flat annual pension accrual of $110,000 per year. Mr. Masrani's CEO pension accrual is inclusive of benefits under the Pension Fund Society, the government's Canada Pension Plan and is subject to a deemed accrual adjustment intended to recognize that Mr. Masrani cannot contribute in excess of registered plan limits. Mr. Masrani's total annual pension from all bank sources, inclusive of his deemed government pensions, was capped at $1.35 million at the time of his appointment as CEO. In 2018, Mr. Masrani's ability to earn credited service was revised to allow him to earn up to 35 years of credited service, consistent with other Canadian employees and executives who participate in the bank's defined benefits plans. To allow him the ability to accrue up to 35 years of pensionable service, the pension cap applicable to him was increased to $1.5 million.

ACCRUED NEO DEFINED BENEFIT PENSION OBLIGATION

The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the NEOs from October 31, 2017 to October 31, 2018.

	Years of Credited Service		Annual (Pension) Benefit Payable		Accrued Obligation at	2018	2018 Non-	Accrued Obligation at
Name	October 31, 2018(1)	At Age 65	October 31, 2018	At Age 65(2)	October 31, 2017(3)(4)	Compensatory Change(5)	Compensatory Change(6)	October 31, 2018(3)(4)

Bharat Masrani(7)	32	34	$1,070,800	$1,324,600	$15,638,700	$1,596,800	$(390,000)	$16,845,500

Riaz Ahmed	22	31	$448,800	$611,400	$5,466,300	$249,200	$123,200	$5,838,700

Teri Currie(8)	18	29	$381,500	$578,100	$4,284,300	$236,700	$19,600	$4,540,600

(1)
Represents credited service (rounded to the nearest whole year) for the NEO's executive plan, which provides the majority of the pension benefit. Credited service (rounded to the nearest whole year) for the Pension Fund Society is 12 years for Mr. Masrani, 16 years for Mr. Ahmed, and 14 years for Ms. Currie. Mr. Masrani's credited service (rounded to the nearest whole year) for the TD Banknorth qualified plan is 2 years.
(2)
The estimated pension amounts at age 65 are calculated assuming current salary and incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded. Both accrued and projected benefits are inclusive of any applicable deemed accrual adjustments that apply to the NEOs.
(3)
All pension values include the cost of amounts payable from all bank plans in which the NEO previously and currently participates.
(4)
Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 24 of the bank's audited consolidated financial statements for the year ended October 31, 2018.
(5)
Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost), the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings.
(6)
Non-compensatory changes in the obligation include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.
(7)
Mr. Masrani's accrued pension is inclusive of pension benefits from all bank retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada's exchange rate at October 31, 2014 (C$1.8038 = £1.00), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada's exchange rate at October 31, 2014 (C$1.1271 = US$1.00). Mr. Masrani became subject to a deemed accrual adjustment on November 1, 2014, one year before this accrual reduction became effective for other senior executives.
(8)
Ms. Currie was granted, as a term of her employment, an additional four years of service for the purpose of determining the portion of her pension provided by the Executive Benefit Plan. Actual years of service apply for Ms. Currie's benefit under the Pension Fund Society. This exception to policy was granted to provide Ms. Currie with a competitive pension at retirement age, which would not have otherwise been possible given her years of experience prior to being recruited to the bank.

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ACCRUED NEO DEFINED CONTRIBUTION PENSION OBLIGATION

Name	Accrued Obligation at October 31, 2017	2018 Compensatory Change(1)	Accrued Obligation at October 31, 2018

Greg Braca(2)	$759,819	$25,597	$807,851

(1)
Compensatory change represents the value of the employer contribution to the TD Bank 401(k) Retirement Plan on behalf of the named executive officer, Mr. Braca.
(2)
Mr. Braca's compensation was awarded in U.S. dollars and reported above in Canadian dollars. The exchange rate used to convert the U.S. dollar compensation was the average month-end US/CDN closing exchange rate for the fiscal year of 1.2879 based on WM/Reuters.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Calculation of Termination Benefits

The actual amounts that a NEO would receive upon termination of employment can only be determined at the time he or she leaves the bank. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the NEO's age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each NEO:

•
termination date of December 31, 2018;

•
the December 31, 2018 TSX closing price for a common share of $67.86; and

•
pension benefits have been calculated using the fiscal year-end date of October 31, 2018.

The amounts stated below are the incremental values of such benefits that the NEO could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.

(C$ millions) Event	Resignation	Retirement	Termination without Cause(1)(2)	Termination with Cause	Change in Control(1)(3)

Bharat Masrani
Deferred compensation (equity)	0.0	18.1	0.0	(24.8)	0.0
Annual pension payable	0.0	0.0	0.0	(0.9)	0.0
Severance	0.0	0.0	6.5	0.0	6.5
Total	0.0	18.1	6.5	(25.7)	6.5

Riaz Ahmed
Deferred compensation (equity)	0.0	5.7	0.0	(7.6)	0.4
Annual pension payable	0.0	0.0	0.0	(0.4)	0.0
Severance	0.0	0.0	3.6	0.0	3.6
Total	0.0	5.7	3.6	(8.0)	4.0

Bob Dorrance
Deferred compensation (equity)	0.0	12.6	0.0	(2.1)	0.0
Annual pension payable	N/A	N/A	N/A	N/A	N/A
Severance	0.0	0.0	7.0	0.0	7.0
Total	0.0	12.6	7.0	(2.1)	7.0

Greg Braca
Deferred compensation (equity)	0.0	0.0	1.6	(2.0)	5.9
Annual pension payable	0.0	0.0	0.0	0.0	0.0
Severance	0.0	0.0	4.4	0.0	4.4
Total	0.0	0.0	6.0	(2.0)	10.3

Teri Currie
Deferred compensation (equity)	0.0	5.7	0.0	(1.9)	0.4
Annual pension payable	0.0	0.0	0.0	(0.3)	0.0
Severance	0.0	0.0	3.7	0.0	3.7
Total	0.0	5.7	3.7	(2.2)	4.1

(1)
Incremental value of deferred compensation is in addition to any amounts reported under the retirement column, as individuals who (in this scenario) are retirement eligible at the time of termination are entitled to be considered retired for purposes of the deferred compensation plans.
(2)
Executives at the bank do not typically have employment agreements that provide for specific payments in the event employment is terminated without cause. Severance payments for executives above are estimates only.
(3)
In the event of termination without cause within the vesting period that occurs within 24-months of a change in control of the bank, an executive will be entitled to the incremental values indicated, subject to compliance with the conduct provisions.

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Treatment of Termination Benefits

The following table provides an overview of the treatment of the different elements of compensation under each of the termination scenarios.

Event	Resignation	Retirement	Termination without Cause	Termination with Cause	Change in Control

Salary	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases

Incentive Compensation	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award

Share Units (RSUs or PSUs)	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Entitled to a pro-rata share based on the number of full 12-month periods since the award date. Units mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date

Stock Options	Vested stock options can be exercised within 30 days	Options remain outstanding and vest in accordance with their terms, and remain exercisable until the original expiry date(1)	Vested stock options and those that vest within 90 days may be exercised within 90 days. A pro-rata share (based on the number of full 12-month periods since the award date) of unvested options will vest in normal course and be exercisable for 90 days following the vesting date	Forfeited	All stock options vest immediately upon termination and remain exercisable for 90 days following termination

DSUs	Redeemable upon resignation	Redeemable upon retirement	Redeemable upon termination	Redeemable upon termination	Redeemable upon termination

VSUs	Forfeited if resignation occurs within vesting period. If resignation occurs after vesting period, VSUs will be redeemable upon resignation	Forfeited if retirement occurs within vesting period. If retirement occurs after vesting period, VSUs will be redeemable upon retirement	Entitled to a pro-rata share based on the number of full 12-month periods since the award date, subject to compliance with conduct provisions. If termination occurs after vesting period, VSUs will be redeemable upon termination	Forfeited	All unvested VSUs vest immediately, and are redeemable upon termination

Pension	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions	Entitled to accrued pension from registered plans. Executive supplemental pension is forfeited	Entitled to accrued pension. Executive supplemental pension is subject to conduct provisions

(1)
During 2018, the Board amended the retirement provision in the Stock Option Plan. Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

A 'change of control' occurs when (i) outstanding voting shares of the bank represent less than 50% of the combined voting power of the new entity, (ii) there is, or is expected to be, a change of 50% or more of the directors of the bank, or (iii) the board considers that there are other circumstances where it is appropriate to apply the change of control provision. In addition, under the bank's deferred compensation plans, change of control provisions are applicable only if the executive is terminated within two years following the change of control, subject to compliance with the conduct provisions.

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Conduct Provisions Resulting in Forfeiture

Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:

•
conduct constituting cause for discipline or dismissal;

•
solicitation of customers/employees;

•
disclosure of confidential information;

•
competition with the bank (does not apply to restricted, performance and vesting share units in a termination without cause scenario);

•
failure to sign a participation agreement; and

•
failure to certify compliance with conduct provisions.

In addition to the forfeiture provisions outlined above, all equity awards (including DSUs) granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct.

STOCK OPTIONS

The following section includes prescribed disclosure under Form 51-102F5 — Information Circular and Section 613 (Security Based Compensation Arrangements) of the TSX Company Manual.

Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank's 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan. There were also a number of stock option plans assumed as a result of the 2008 Commerce Bancorp, Inc. acquisition (collectively referred to as 'legacy plans'). Participation in the legacy plans extended to middle management and in some cases outside directors of the acquired companies. All outstanding Commerce Bancorp stock options were converted into bank stock options by adjusting both the exercise price and number of options as specified in the merger agreement. As a result, a bank common share was issued upon the exercise of an outstanding option under the legacy plans. The terms and conditions of the legacy plans remained in place until all issued and outstanding options were exercised or expired (no option exceeded a 10-year term) and no further grants of stock options were made under these plans. The final grant of stock options in the legacy plans expired in February 2018 and no stock options remain outstanding under the legacy plans. The information below applies to awards under the bank's 2000 Stock Incentive Plan.

Securities Authorized for Issuance Under the Stock Option Plans

The following table shows, as of December 31, 2018, aggregate information for the bank's 2000 Stock Incentive Plan, which is the only compensation plan under which equity securities of the bank are authorized for issuance from treasury.

The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding which as at December 31, 2018 was 1,835,908,812.

	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding and available for grant (a) + (c)

Equity Compensation Plans	% of common shares outstanding	Number		% of common shares outstanding	Number	% of common shares outstanding	Number

Equity compensation plans approved by securityholders

2000 Stock Incentive Plan	0.80%	14,757,511	$55.90	0.87%	15,900,196	1.67%	30,657,707

Equity compensation plans not approved by securityholders	—	—	—	—	—	—	—

Total	0.80%	14,757,511	$55.90	0.87%	15,900,196	1.67%	30,657,707

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Plan Features

Currently, bank executives at the senior vice president level and above are eligible to participate in the 2000 Stock Incentive Plan. Details on the term and vesting schedule of stock options are set out in the table describing deferred compensation plans on page 35. The term of outstanding stock options under all plans do not exceed 10 years. The following table provides more details on the features of the stock option plans.

Exercise Price	The exercise price is equal to the closing price of the bank's common shares on the TSX on the trading day immediately before the date the stock options are granted. The bank does not back date stock options.

Stock Appreciation Rights	Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, the stock option is surrendered upon exercise and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date.

Transfer / Assignment of Stock Options	Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant's or spouse's personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF.

Circumstances	• Termination for Cause — Stock options are forfeited.
Under Which an Individual is No Longer Entitled to Participate

•

Termination without Cause — Stock options expire early. Vested stock options can be exercised within 90 days of termination, after which time they are forfeited. A pro-rata share of unvested options will vest in normal course and be exercisable for 90 days after the vesting date, after which time they are forfeited.

• Retirement — Stock options will continue with normal vesting, and remain exercisable to the original expiry date(1).
• Resignation — Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately.

•

Death or Disability — All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event.

• Other Circumstances — The plan administrator may extend an early expiry date in limited circumstances.

(1)
During 2018, the Board amended the retirement provision in the Stock Option Plan. Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

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Plan Amendments	Pursuant to the amendment procedure set out under the 2000 Stock Incentive Plan which was approved by shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:
	(i)	an increase in the number of shares reserved under the plan;
	(ii)	a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;
	(iii)	an extension of the original stock option expiry date;
	(iv)	re-introduction of non-employee directors as being eligible for new award grants under the plans;
	(v)	a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;
	(vi)	any amendment to remove or to exceed the insider participation limit set forth in the "Award Grant Limitations" section of the Plan; and
	(vii)	any amendment to the amendment provisions set forth in section 14.

Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank's stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.

Financial Assistance to Participants	Under the terms of the 2000 Stock Incentive Plan, there are no loans or any other type of financial assistance provided to participants. Prior to 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase bank shares and assist executives in achieving share ownership requirements. The bank no longer offers such loans to any employees, and there are no outstanding loans under the program provided to NEOs.

Dilution, Overhang and Burn Rate

The following table outlines the Dilution, Overhang and Burn Rate for the Stock Incentive Plan for the past three years as of October 31, 2018:

Rate	Description	2018	2017	2016

Dilution	Dilution is defined as the number of stock options outstanding, divided by the number of total shares outstanding	0.72%	0.77%	0.83%

Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	1.70%	1.85%	2.00%

Burn Rate	Burn rate is defined as the total number of stock options granted in a fiscal year, divided by the weighted average number of shares outstanding for the fiscal year	0.10%	0.11%	0.13%

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SHAREHOLDER PROPOSALS

The following two proposals have been made by holders of common shares of the bank for consideration at the meeting. The board of directors opposes these proposals for the reasons set out after each of them.

Proposal A was submitted by Mr. John Philip Chubb of 123 19th Street East, North Vancouver, British Columbia V7L 2Y9, for consideration at the meeting.

Proposal B was submitted by Mouvement d'éducation et de défense des actionnaires ("MÉDAC") of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3. This proposal was submitted in French and translated into English by the bank.

Proposal A

WHEREAS:

•
Global warming threatens Canada — and the planet — via unpredictable severe climate/weather events, sea level rise and ecological disruption;

•
The present scientific consensus conclusively links global warming to greenhouse gas (GHG) emissions originating primarily from extracting and burning fossil fuels;

•
Canada and 167 other countries have signed the Paris Climate Accord to attempt to limit global warming to less than 2 degrees Celsius;

•
Many present and proposed fossil fuel-related projects emit or will emit significant GHGs and are in direct conflict with Canada's Paris Climate Accord commitment;

•
The Toronto-Dominion Bank and its wholly owned subsidiaries (hereinafter referred to as "TD Bank") finances such projects, notably some designed to increase oil sands and liquefied natural gas (LNG) production; during 2018, loans to "pipelines, oil and gas" related businesses in 2018 totaled approximately $3.9 billion;

•
Continuing to finance or invest in GHG-intensive projects will contribute indirectly to global warming and will effect Canada and future generations of Canadians adversely via catastrophic climate change.

THEREFORE BE IT RESOLVED:

•
That TD Bank request, evaluate and consider GHG emissions before committing to finance or invest in any future projects where such emissions are significant;

•
That TD Bank stop financing existing energy projects that emit or enable significant GHGs as their loans and other financial instruments mature;

•
That TD Bank start divesting any investments it may have in such projects;

•
That TD Bank finance or invest in only those energy projects deemed to help Canada's transition to a more sustainable low-carbon economy;

•
That TD Bank document (at reasonable cost) present or anticipated future GHG emissions of each significant GHG-intensive project it is financing or invested in and include the list in TD Bank's annual report to shareholders;

•
That TD Bank's annual report discuss the environmental risk of financing or investing in any such project where the risk appears to be significant.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

TD believes that responsible development of our natural resources must balance environmental, social and economic considerations, and does not agree that immediately stopping or starting projects in environmentally-sensitive sectors is in the best interests of the bank or the communities in which the bank operates. Accordingly, TD is taking a balanced approach to support the transition to a low-carbon economy, by supporting conventional energy sources that fuel North America's current economic vitality, while investing in low-carbon innovation aimed at helping enable a more inclusive and sustainable tomorrow.

In 2017, we launched a set of environmental initiatives to support the transition to a low-carbon economy, which includes a target of a total of $100 billion in low-carbon lending, financing, asset management and other programs by 2030. In December 2018, we issued a progress report on these initiatives, noting that, in fiscal 2017, TD directed $22 billion in support of these programs. Financing of low-carbon energy transactions,

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which include power generation, energy and utilities, represented 32% of the total, with much of this activity directed towards the ongoing greening of North American electricity supply and distribution. Green bond underwriting represented 34% of the total, highlighting the importance of green bonds in directing global capital flows towards the low-carbon economy. Results from the analysis of our asset management business showed a significant interest by institutional investors in companies that are contributing to the transition to a low-carbon economy, representing 20% of our 2017 low-carbon financial total.

Since 2007, the bank has been a signatory to the Equator Principles, which is a risk management framework for determining, assessing and managing environmental and social risk in projects, and is primarily intended to provide a minimum standard for due diligence and monitoring to support responsible risk decision-making for project financing. TD also applies environmental and social credit risk management procedures to credit and lending in the wholesale and commercial businesses. These procedures include assessment of TD clients' policies, procedures, and performance on material environmental and related social issues, such as air, land, and water risk, climate risk, biodiversity, stakeholder engagement, and free prior and informed consent of Indigenous peoples.

We are proud of our achievements in environmental stewardship, many of which are described in our annual Corporate Responsibility Report ("CRR"). We are the only Canadian bank listed on the Dow Jones Sustainability World Index, we have achieved Silver Class in the RobecoSAM Yearbook, which reflects the top 5% of sustainability performers in banking, and we are among 16 global banks participating in the Task Force on Climate-related Financial Disclosures ("TCFD") project, and the only bank to participate in all three pilots convened by the United Nations Environment Programme Finance Initiative (UNEP-FI). Since 2017, we have reported on our alignment with the recommendations of the TCFD project in our CRR and, in December 2018, we issued a stand-alone report summarizing our business and operational climate performance and our efforts toward implementing the TCFD recommendations.

Given the bank's programs and practices in support of the bank's balanced approach to support the transition to a low-carbon economy, and our achievements to date, we do not believe adoption of the proposal would be in the best interests of the bank and its shareholders.

For the foregoing reasons, the board of directors recommends that shareholders vote against Proposal A.

Proposal B

Compensation ratio disclosure

Be it resolved that the Bank disclose the equity ratio used by the compensation committee in determining compensation.

Arguments

Since its inception, MÉDAC has tabled proposals to ensure shareholders that the compensation of the Bank's CEO is based on the value he creates, while being reasonable and socially acceptable. One of the tools used to inform shareholders about the achievement of this objective is the compensation ratio, or the ratio between the CEO's total compensation and median employee compensation, which we call the equity ratio. Our requests and the prospect that disclosure of such information might become mandatory in the United States led the six major Canadian banks to request compensation advisor Meridian to review their practices for setting compensation, which were based among others on peer-to-peer comparisons of various businesses. While the conclusion of the Meridian study favoured the continued use of this type of horizontal analysis, it was noted that the use of the equity ratio (vertical analysis) would allow for even more informed judgment on the appropriateness of executive compensation.

Since it is reasonable to believe that your compensation committee uses the equity ratio as an information component in determining the compensation of the CEO and his senior executives, we request that the Board of Directors disclose this information in the next Management Proxy Circular. Similar to the data used to gauge whether the compensation of the CEO and his or her key employees is aligned with our financial interests, disclosure of the equity ratio allows shareholders to assess whether employee compensation is moving in the same direction as that of senior executives, given that employees other than executives also contribute to the organization's performance. This information also allows them to gauge whether the compensation paid to their management team is socially acceptable and does not adversely affect their reputation.

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THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The HRC is responsible for ensuring that the bank's compensation policies at all levels of the organization are designed and administered to provide market-competitive compensation aligned with shareholder interests, incorporating business and individual performance as well as incenting behaviour consistent with the bank's risk appetite and Code of Conduct and Ethics. As part of this mandate, the HRC sets the bank's executive compensation strategy with a view to attracting, retaining and motivating high-performing executives to create sustainable value for shareholders over the long term.

Further, the HRC is accountable for certain aspects of employee total rewards, including overseeing material employee incentive plans, and pension and benefits related programs, both of which are important parts of the total rewards offering for all employees. The board and senior management recognize that the performance and engagement of all the bank's employees, whether in customer facing or support roles, will continue to be a key determinant of the bank's competitive position. Accordingly, as part of its mandate, the HRC receives periodic updates on key total rewards initiatives for front line employees, and the key processes and practices that have been established to deliver on the bank's total rewards philosophy, which includes providing programs for all employees and executives that are competitive within the market and are aligned with business and individual performance.

With a view to meeting the objectives described above for both executive and broader employee compensation, the HRC has considered the utility of incorporating a vertical pay ratio into its compensation decision-making, but has concluded that the ratio results can vary significantly based on the business mix, employee base and geographies of operations of a particular organization. Accordingly, the HRC does not consider a vertical pay ratio to be a meaningful tool and does not use it for compensation decision-making. As a result, disclosure of the ratio would not contribute to a shareholder's ability to assess the bank's approach to compensation and would not improve the bank's existing disclosure about compensation and the HRC's practices.

For the foregoing reasons, the board of directors recommends that shareholders vote against Proposal B.

MÉDAC submitted two additional proposals that it withdrew after discussions with the bank. These proposals were submitted in French and translated into English by the bank. MÉDAC requested that the bank include the text of these two proposals and the bank's responses to them in the circular.

1.
Integration of environmental, social and governance criteria into executive compensation

  Be it resolved that the compensation committee report, in the minutes of its annual activities, on the importance it attaches to the integration of environmental, social and governance criteria in assessing the performance of senior executives and setting their incentive compensation.

  Arguments

  It should be noted from the outset that the guidelines published in 2012 by the United Nations Principles for Responsible Investment (PRI) and the United Nations Global Compact specify that the use of ESG criteria can be an important factor in protecting and creating shareholder value.

  These objectives could be expressed as follows: the rate of feminization of their decision-making bodies, the rate of integration of people from various socio-cultural communities, initiatives aimed at reducing paper, energy and water consumption, actions taken to ensure the sustainable employability of its various employees with respect to task automation, the various programs put forward to promote employee health and wellness, etc.

  In this respect, it should be noted that companies with clear ESG guidelines typically enjoy a better reputation with their customers, adapt more easily to change, manage risks more effectively, are more innovative and are thus better equipped to develop long-term added value for their shareholders and stakeholders.

  Just as there is no doubt that integrating financial objectives into the senior executive performance assessment and compensation setting process plays a vital role in the achievement of such objectives, the same approach should be followed for ESG objectives.

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  THE BANK'S RESPONSE TO THIS PROPOSAL:

  As outlined elsewhere in this management proxy circular and in the bank's Corporate Responsibility Report (available at https://www.td.com/document/PDF/corporateresponsibility/2017-Final-CRR_EN.pdf), the bank has defined ESG objectives and publicly reports results on progress against those objectives. ESG is an important component of the bank's overall strategy for delivering long-term value to shareholders and, as described in the Letter to Shareholders on page 20 of this circular, the bank is considered an industry leader regarding ESG performance and disclosure.

  As also indicated in the Letter to Shareholders, the objective of the bank's executive compensation program is to reward executives for successfully executing the bank's strategy and delivering long-term value to shareholders, which requires successful execution of contributing sub-strategies dealing with a range of matters, including ESG. An executive's compensation can be impacted where such objectives are not achieved.

  The bank's ESG scorecard (which is disclosed in the Corporate Responsibility Report) sets out the bank's ESG related objectives and goals across a number of key categories, including Customers, Colleagues, Community, Environment and Governance. Customer Experience is also one of the key metrics used to evaluate business performance under the Executive Compensation Plan. Performance relative to the bank's Customer Experience targets has a direct impact on the determination of year-end incentives for the CEO, the Senior Executive Team, and other executives.

  The Letter to Shareholders discloses that the broader ESG metrics are also among the key indicators considered by the HRC and the board of directors in assessing the annual performance and determining the incentive compensation of the CEO, who is the senior executive ultimately responsible for the overall performance of the bank.

  As indicated under Evaluating Individual Performance to Determine Individual Awards on page 34, and under Evaluating Individual Performance to Determine Individual Awards — Other NEOs on page 40 of this circular, performance of other executives is assessed against its consistency with the bank's Risk Appetite Statement, Code of Conduct and Ethics and other programs and principles embedded in the bank's management system which reflect and support the achievement of the bank's ESG goals, and this assessment of performance is a key determinant of incentive outcomes under the Executive Compensation Plan. The HRC monitors the impact of failures to do so on the compensation of individual executives. These policies and programs include the reputational risk management elements of the bank's Risk Appetite Statement and related environmental risk policies; the cultural and behavioural standards and guidelines embodied in the bank's Code of Conduct and Ethics; and the human resource policies and programs which measure and support progress towards the bank's diversity goals and which underpin the bank's talent strategy.

  The bank believes that the public disclosure of its ESG goals and related performance is comprehensive, and that the disclosure in the Compensation Discussion and Analysis section of this circular with respect to how ESG performance is taken into account in the determination of executive compensation is clear. The bank is acknowledged to have achieved an industry-leading position in ESG performance and disclosure while delivering peer leading Total Shareholder Return over 3, 5 and 10 year periods, and has demonstrated a commitment to continuous improvement with regard to both objectives.

2.
Climate change and measures taken to support the transition to a low-carbon economy

  Be it resolved that the Board of Directors disclose the available information required by the Task Force on Climate-related Financial Disclosures (TCFD) with respect to governance, strategy, risk management and other parameters and objectives in its next annual report.

  Arguments

  Last year, we tabled a similar proposal that was not submitted to a shareholder vote as a result of your commitment to consider the TCFD's recommendations in publishing your climate-related disclosures. After reviewing the various responses received by the institutions, we believe it would be useful to be able to access this information, either on the Bank's website or in its social responsibility report.

  This disclosure is crucial to shareholders' investment decisions and more particularly to the millennial generation. According to data compiled by the Responsible Investment Association, the millennial generation is more sensitive to ESG factors in its investment decision making than the post-war generation. In order to properly inform investors about the Bank's shares, it would be important to

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  consolidate all this information in a well-known document that is easily accessible to the general public. Accordingly, we propose that the annual report be the primary reference tool for collecting all the information recommended by this task force.

  THE BANK'S RESPONSE TO THIS PROPOSAL:

  In June 2017, the Financial Stability Board published the Task Force on Climate-related Financial Disclosure ("TCFD") report outlining 11 recommendations for companies to assess and disclose management of climate-related risks and opportunities. Although these recommendations are voluntary, the bank took early action and developed a strategy to demonstrate proactive management of climate-related risks, which resulted in the bank being among the leading financial institutions globally in addressing TCFD recommendations. In addition to voluntarily complying with the recommended disclosure, the bank also decided to participate in three pilot working groups convened by the United Nations Environment Programme Finance Initiative (UNEP-FI). Through its membership in those pilots, the bank is helping to develop harmonized industry-wide approaches for climate-related scenario analysis in bank lending, investments and insurance portfolios. TD is the only bank worldwide that is participating in three TCFD pilot studies, and we are proud to be considered a leader in this area.

  Since 2017, the bank has reported on climate-related risks in its Corporate Responsibility Report ("CRR"), including its alignment with the recommendations of the TCFD and in December 2018, we issued a stand-alone report (titled "Managing Climate-Related Risks and Opportunities — TD's TCFD Report") summarizing our business and operational climate performance and our efforts toward implementing the TCFD recommendations. In addition to the bank's TCFD disclosure, the CRR provides substantial disclosure on the bank's environmental strategy, including with respect to climate change, the bank's environmental policy and governance structure.

  To date, the bank's CRR has included disclosure in response to 10 of the 11 recommendations put forth by the TCFD. The one outstanding TCFD recommendation requests disclosure about the resilience of the bank's strategy, taking into consideration different climate-related scenarios, to the extent such information is material. The results of the three TCFD pilot studies will help inform methodologies for assessing the materiality of climate-related risks. Only one of the three pilot studies is complete, and the other two are still underway. The materiality assessment that is required for the bank to accurately respond to the impact of different climate-related scenarios on its strategy is, accordingly, still in development. Once that assessment is complete, the bank will be able to appropriately determine whether climate change risks are material to the bank which would inform appropriate disclosure for its annual report or its CRR. Until that time, the bank considers the CRR to be the appropriate document by which to disclose its alignment with the recommendations of the TCFD. The bank's 2018 CRR is scheduled to be issued in April 2019. In addition, the bank provided a high-level summary of its participation in the TCFD project on page 103 of the bank's 2018 annual report.

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DIRECTORS' AND EXECUTIVE OFFICERS' INDEBTEDNESS AND OTHER TRANSACTIONS WITH THE BANK

Except for routine indebtedness, there is no outstanding indebtedness for any employee, executive officer or director of the bank. In addition, none of the bank's directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.

The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank's Code of Conduct and Ethics, officers and directors must disclose at the earliest opportunity any interest they have in an existing or proposed material contract or transaction involving the bank in which they have some influence or perceived interest. Any such disclosure by officers must be made to their managers or, in the case of the CEO or a director, to the chairman of the board. The bank's Corporate Governance Guidelines also contain procedures regarding director conflicts of interest, which are described in Schedule A — Corporate Governance of this circular. Under the Bank Act and its charter, the audit committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The audit committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The bank maintains a Blended Financial Lines and Executive & Professional Liability insurance program which includes a directors' and officers' liability insurance policy. This insurance provides protection for current and former directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank, including its majority-held subsidiaries and entities over which the bank has a controlling influence. This insurance has a dedicated policy limit of $500 million per claim and in the aggregate for the term ending May 1, 2019. The insurance applies in circumstances where the bank does not indemnify its directors and officers for their acts or omissions. The bank pays the premiums associated with this insurance and there is no deductible for this coverage. Premiums paid by the bank relating to unindemnifiable directors' and officers' liability insurance are approximately $2 million.

DIRECTORS' APPROVAL

The board of directors has approved the contents of this circular and its sending to the common shareholders of the bank.

Rasha El Sissi
Vice President and Corporate Secretary

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SCHEDULE A
CORPORATE GOVERNANCE

POLICIES AND PRACTICES

Our board and management believe that sound corporate governance practices contribute to the effective management of the bank and to achieving the bank's strategic and operational plans, goals and objectives.

The board's corporate governance policies, principles and practices focus on the board's responsibilities to the bank's shareholders and other relevant stakeholders and on creating long-term shareholder value. The corporate governance committee reviews them at least annually and recommends amendments to the board for consideration and approval. The board's governance framework includes the charters and key practices of the board and its committees and a set of Corporate Governance Guidelines (www.td.com/governance). The bank's corporate governance policies and practices comply with the Canadian Securities Administrators' National Policy 58-201 Corporate Governance Guidelines (CSA Guidelines), the rules of the TSX, and OSFI's Corporate Governance Guideline.

Although they do not all directly apply to the bank, these policies, principles and practices take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission.

Visit the bank's website for additional governance information, including:

• Code of Conduct and Ethics (the Code) • Disclosure Policy • Director Independence Policy • Proxy Access Policy • Majority Voting Policy	• Position Description for Directors • Position Description for the Group President and CEO • Charters of the board and its committees, the chairman of the board, and the chairs of the committees.

BOARD OF DIRECTORS

Our board is independent. Of the 14 nominees proposed for election, 13 (93%) are "independent" under the bank's Director Independence Policy (www.td.com/governance/other_policies.jsp) and the CSA Guidelines and are not "affiliated" under the Bank Act.

Director Independence

To be effective the board must operate independently of management. To that end, all but one of the bank's directors and all committee members are independent — they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Each audit committee member meets additional independence criteria under the Director Independence Policy and applicable law. Because of his position, Bharat B. Masrani, Group President and CEO, TD Bank Group, is not considered to be "independent" under the policy or the CSA Guidelines and is "affiliated" under the Bank Act.

The board has adopted a Director Independence Policy and delegated responsibility to the corporate governance committee for recommending director independence criteria and evaluating director independence at least annually and as needed for director appointments during the year.

Detailed information on director nominees proposed for election this year is provided in the "Director Nominees" section of this circular.

How the Board Determines Independence

The board has a robust process annually to evaluate director independence and to meet its goal of having a large majority of the board comprised of independent directors. Directors must complete detailed annual questionnaires about, and provide information relevant to, their individual circumstances in order for the corporate governance committee to determine their independence and, in particular, whether they have a "material relationship" with the bank that would compromise their independence. To determine if a director has a material relationship with the bank, the corporate governance committee considers all relevant facts and circumstances, including the relationship a director may have with the bank, and any relationships that their spouses, children, principal business affiliations and any other relevant individuals may have, and considers whether the director could reasonably be expected to be objective about management's recommendations and performance. The corporate governance committee particularly scrutinizes any outsourcing, consulting, legal, accounting or financial services relationships.

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While not required to do so, the corporate governance committee also considers the director independence standards that apply to NYSE-listed U.S. domestic issuers. Except for Mr. Masrani, all director nominees would be considered independent under these NYSE standards if they applied to the bank.

In addition to the Director Independence Policy, the board has implemented the following policies and practices:

•
the board and each committee can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2018, 54 in-camera sessions were held;

•
the board and each committee can engage their own independent advisors to provide expert advice at the expense of the bank;

•
the non-management directors must annually appoint a strong, independent chairman of the board with a clear mandate to provide leadership for the independent directors; and

•
the non-management directors must acquire, within five years of first being elected or appointed to the board, equity ownership in the bank with a value equivalent to at least six times their respective annual cash retainers.

Other Directorships and Board Interlocks Policy

In addition to maintaining their independence, directors must be able to devote sufficient time to their responsibilities to TD. Board members are required to notify the Chair of the corporate governance committee of any opportunity to join another public company board prior to accepting such opportunity. Other than as members of the board of the bank or as designees of the bank on the board of directors of TD Ameritrade Holding Corporation (TD Ameritrade), no more than two board members may sit on the same public company board without the consent of the corporate governance committee. In addition, no member of the audit committee may serve on more than three public company audit committees without the consent of the corporate governance committee and the board. The only board interlock is between Mary Jo Haddad and Claude Mongeau, who are both directors of Telus Corporation as set out below:

Company Name	Director

Telus Corporation	Mary Jo Haddad

Claude Mongeau

Four of the nominees proposed for election, Mses. Karen Maidment and Irene Miller and Messrs. Brian Levitt and Bharat Masrani, are members of the board of directors of TD Ameritrade. As at December 31, 2018, the bank owns approximately 41.73% of TD Ameritrade. TD Ameritrade and the bank are party to a stockholders agreement, under which the bank has the right to designate up to five of TD Ameritrade's twelve-member board of directors depending on its ownership position in TD Ameritrade.

Chairman of the Board

The chairman of the board is Brian Levitt. Mr. Levitt has been the chairman since January 1, 2011. Shareholders may communicate directly with the chairman by email c/o TD Shareholder Relations at tdshinfo@td.com.

The chairman is responsible for facilitating the functioning of the board independently of management and for maintaining and enhancing the quality of the bank's corporate governance. The chairman's key responsibilities are set out in the bank's Charter of the Chairman of the Board (www.td.com/governance/charters.jsp). The chairman:

•
must be independent and appointed annually by the non-management directors;

•
chairs meetings of the board (including in-camera sessions) and all annual and special meetings of shareholders;

•
consistent with the Bank's shareholder engagement practices, meets with shareholders, regulators and other interested parties on matters core to the board's mandate, and attends public events on behalf of the bank;

•
is also the chair of the corporate governance committee and a member of the human resources committee;

•
meets regularly with other directors and senior management to monitor the health of relationships among directors and between the board and senior management; and

•
maintains a channel of open communication with the bank's regulators, independent of management, to engender trust and confidence in the quality of the board's governance and oversight of the bank. In 2018, the chairman met, both alone and with one or more of the committee chairs, six times with representatives of the bank's regulators. The chairman's and committee chairs' involvement in these meetings includes

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  preparation as well as attendance and spans all of the bank's various businesses and the jurisdictions in which they are carried out.

For more information about the bank's chairman, Mr. Levitt, see the "Director Nominees" section of this circular or the bank's website at www.td.com/governance/chair.jsp.

Shareholders' Meetings

The chairman of the board is responsible for chairing and is available to answer questions at the bank's annual shareholders' meetings. Directors are expected to attend annual shareholders' meetings. Last year, all of the director nominees then standing for election attended the annual shareholders' meeting in Toronto.

BOARD MANDATE

Shareholders elect the board to oversee management and assure that the long-term interests of shareholders are advanced responsibly, including addressing, where appropriate, the concerns of the bank's other stakeholders and interested parties, including the bank's employees, customers, regulators, communities and the public.

The board's responsibilities are set out in its charter and include the following:

•
Supervision of the management of the business and affairs of the bank

•
Approval of the bank's strategy and major policy decisions — the board must understand and approve the bank's strategy, business objectives, be kept current on progress towards those objectives and be part of and approve any major strategy and policy decisions

•
Approval of the bank's enterprise risk appetite statement — the board must be satisfied that there is a framework in place so that the bank only takes risks in accordance with its risk appetite and that a risk appetite statement is in place to inform and serve as a basis for assessing performance relative to its risk appetite

•
Evaluation, compensation, talent development and succession — the board must be satisfied that there are processes in place to identify, evaluate and develop the right people to meet the strategic ambitions of the bank and to safeguard the bank's unique and inclusive culture; and the board must also monitor and evaluate individuals in key management roles, and be satisfied that they are appropriately compensated for contribution to the bank's long-term success

•
Oversight of the management of capital, liquidity, risks, and internal controls — the board must be satisfied that policies are in place to enable the bank to maintain sufficient capital and liquidity and to protect the bank's assets; and the board must also be satisfied that the bank's risk culture, compensation policies and practices and control functions enable the bank to operate within the confines of its board-approved risk appetite

•
Disclosure of reliable and timely information to shareholders — the board must be satisfied that it is providing shareholders with the right information

•
Effective board governance — the directors must function effectively as a board in order to meet its responsibilities; the board needs to be comprised of strong members with the appropriate skills and experience, and the right information

The board's charter is incorporated by reference into this circular and has been filed with securities regulators on www.sedar.com and www.sec.gov and is available at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy of the board's charter by contacting TD Shareholder Relations (contact information is provided on page 86 of this circular).

Our employees and officers execute the bank's strategy under the direction of the CEO and the oversight of the board. The Bank Act requires certain important matters to be brought before the board. The board has also reserved certain other key decisions to itself. Under its charter, the board is responsible for the establishment and maintenance of policies and procedures which are effective in supporting its oversight of management and internal controls. The board has also put in place formal policies for approving material capital allocation decisions, including material business acquisitions, investments and divestitures and major outsourcing projects. In addition, the board has complete authority over the approval of certain other transactions out of the ordinary course of business and for approving the bank's financial statements prior to release to shareholders.

Strategic Planning

The board approves the strategy and business objectives of the bank and oversees their execution. This oversight includes reviewing and approving all major strategy and policy recommendations, including the bank's annual strategic plan, annual financial plan (including the capital, liquidity and funding plans), and major capital expenditures, and monitoring adequate levels of capital and liquidity. The board assesses the bank's major

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opportunities and the risk impact of strategic decisions being contemplated, including considering whether they are within the board-approved enterprise risk appetite established for the bank and its individual business units. The board also oversees the strategic planning process and the implementation of strategic plans, and monitors performance against such plans. In addition to reviewing and discussing the bank's strategy at regular board meetings, the board annually participates in a two-day board strategy meeting.

The bank's strategy is to be the premier Canadian retail bank, a peer-leading U.S. retail bank, and a leading North American franchise-based Wholesale business.

Risk Management

The board oversees the bank's risk culture and approves and oversees frameworks and policies designed to protect the assets of the bank and its continuing viability. The board also oversees the identification and monitoring of the principal risks affecting the bank's businesses, and satisfies itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks in accordance with the bank's enterprise risk framework. The board is aided in this responsibility by its risk committee which, among other responsibilities, reviews and recommends to the board for approval the bank's enterprise risk appetite statement and satisfies itself that the bank has appropriate frameworks and policies in place to manage its key risks. In addition, the risk committee has been delegated authority to oversee the bank's crisis management, recovery and resolution plans as required by applicable regulatory requirements. See the "Managing Risk" section of the bank's 2018 MD&A for a list of the major risk types identified and the structures and processes in place to manage them.

Capital and Liquidity Oversight

The board oversees the bank's capital adequacy and management, including by annually reviewing and approving the bank's Global Capital Management Policy and the capital limits and thresholds therein. As part of this responsibility, the board is responsible for declaring dividends and approving the issuances, redemptions or repurchases of all capital, if appropriate and permitted by applicable law regulations. The board also oversees the implementation of the bank's liquidity and funding frameworks and policies and annually reviews the bank's liquidity and funding plans.

Corporate Responsibility for Environmental and Social Matters

The corporate governance committee oversees the bank's global corporate citizenship framework and reviews and assesses the bank's strategy and reporting on corporate responsibility for environmental and social matters. Each year the committee reviews the bank's Corporate Responsibility Report (www.td.com/corporateresponsibility) and receives periodic updates on environmental and social trends, best practices and the bank's relative performance. In addition, management reports periodically to the risk committee on the bank's approach to environmental and social risk management, including climate-related risks. The board receives periodic reports on pertinent environmental and social matters affecting the bank.

Succession Planning

The board and its human resources committee are responsible for succession planning for the senior leadership of the bank and for overseeing the bank's talent management strategy. This includes identifying potential succession candidates for the role of CEO, reviewing and approving the succession plans for senior executive positions and the heads of control functions, at least annually being satisfied that the senior leadership team is identifying potential succession candidates for other key executive roles, and monitoring development plans for those identified, as well as fostering management depth by rigorously assessing candidates for other senior positions.

Communication

The corporate governance committee must satisfy itself that the bank communicates effectively, both proactively and responsively, with shareholders, other stakeholders (such as employees, customers, regulators, and communities), and the public. The bank's Disclosure Policy (www.td.com/governance/other_policies.jsp) describes the bank's commitment and obligations regarding the timely, accurate and balanced disclosure of all material information to a broad audience. The corporate governance committee periodically reviews the Disclosure Policy and annually receives a report from management, including members of the disclosure committee, on the policy, the design and operation of related disclosure controls and procedures, and any disclosure issues that may have arisen in the past year.

The board or appropriate committees also review and/or approve key disclosure documents, such as the bank's quarterly and annual MD&A and financial statements, annual report, annual information form, and management proxy circular. The corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis from management, with a primary focus on retail shareholders.

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Measures for Receiving Stakeholder Feedback

Shareholders may provide feedback to the bank through a number of avenues, including via email, telephone, mail and at events (such as the annual shareholders' meeting, quarterly earnings conference calls and TD investor relations' investor events). The Chief Financial Officer, the Head of Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. The bank also receives feedback through meetings with shareholders, including with those shareholders that are interested in the bank's approach to executive compensation, corporate governance, long-term strategic positioning and corporate responsibility for environmental and social matters. Shareholders may contact TD Shareholders Relations at tdshinfo@td.com and may also communicate directly with the bank's independent directors through the chairman of the board (contact information is provided on page 86 of this circular or visit www.td.com/investor-relations/ir-homepage/contact.jsp).

The bank is committed to proactive, open and responsive communications with shareholders, other interested parties and the public. The bank recognizes the importance of engagement of directors with shareholders on areas core to the board's mandate and adheres to an internal guideline to support such engagement. As part of that commitment to shareholder engagement, the bank's directors periodically extend invitations to, and respond to invitations from, certain shareholders and governance stakeholders to meet to discuss the bank's approach to executive compensation, corporate governance, environmental and social matters, long-term strategic positioning and other areas of interest to shareholders core to the board's mandate. In addition, shareholders are annually provided with an opportunity to vote for or against an advisory resolution on the bank's approach to executive compensation disclosed in the "Report of the Human Resources Committee" and "Approach to Executive Compensation" sections of this circular. The board and its human resources committee will take the results of this advisory vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. Management and the corporate governance committee also carefully consider shareholder proposals received by the bank, as well as feedback and communications from recognized governance groups in Canada, and provide regular opportunities for shareholders to communicate with management and the board. The corporate governance committee also receives reports on the results of the annual meeting of shareholders and considers commentary provided by shareholders about their voting decisions. All of these inputs guide future governance innovations.

Internal Controls and Management Information Systems

The board oversees, and monitors the integrity and effectiveness of, the bank's internal controls and management information systems. The board also oversees adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process the board satisfies itself that the bank's financial reporting and financial control systems are operating appropriately. Management's report on internal control over financial reporting and related information is available under the heading "Accounting Standards and Policies — Controls and Procedures" in the bank's 2018 MD&A.

The bank maintains a whistleblower program, which provides employees and members of the public worldwide with an open and effective communication channel to report complaints or concerns regarding accounting, internal accounting controls or auditing matters and other ethical, legal or regulatory matters. The audit committee monitors reports regarding accounting, internal accounting controls and auditing matters. A description of the program is available at www.td.com/governance/whistleblower.jsp.

Developing the Bank's Approach to Corporate Governance

The board believes the bank's success is based on a culture of integrity which starts with the "tone at the top". As set out in its charter, the board is responsible for setting the tone for the risk, integrity and compliance culture throughout the bank. The board expects the highest level of personal and professional integrity from the CEO, other executive officers and all employees. The corporate governance committee keeps abreast of the latest regulatory requirements, emerging trends and guidance in corporate governance and updates the board on corporate governance issues, as necessary.

POSITION DESCRIPTIONS

The corporate governance committee annually reviews the board-approved written Position Description for Directors, Charter of the Chairman of the Board, and Charter for Committee Chairs and recommends amendments if required. These documents are available at www.td.com/governance/charters.jsp. The human resources committee also annually reviews and approves a written Position Description for the Group President and CEO. In addition, the human resources committee reviews the mandates applicable for all senior leadership roles (rank of or equivalent to group head or higher and other key positions as determined from time to time).

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ORIENTATION AND CONTINUING EDUCATION

Orientation

The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors.

Our director orientation program is comprised of four components:

1.
Each new director receives a set of orientation reference materials tailored to each director's individual needs and areas of interest, taking into consideration the committee(s) the director is joining. Reference materials include, among other things: the bank's key governance policies and guidelines; information about board and director evaluation processes; board and committee charters; board and relevant committee minutes for the previous year; and business and strategic materials;

2.
Each new director participates in comprehensive education sessions at which the CEO and other members of the executive management team present and answer questions on how the bank is managed, its business and control functions, strategic direction, capital management, finance, human resources, information technology, regulatory environment, directors' responsibilities, and the significant issues and key risks the bank faces;

3.
New directors meet with the CEO and the chairman of the board and the chair of each committee the director is joining; and

4.
New directors are assigned a "buddy" director for the director's first year to answer questions and provide contextual information to better understand materials, presentations and processes.

New directors are also offered an opportunity to visit various sites (e.g., the head office of TD Bank US Holding Company, retail branches, operations centres, trading floors).

Continuing Education

The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors' duties and responsibilities.

Presentations are regularly made to the board on different aspects of the bank's operations, and periodically on topical areas, to assist directors in fulfilling their responsibilities. In addition to training and education for the full board, there is specialized training for committees as required or desirable. These educational presentations are made by management and in some cases by external presenters.

Directors are canvassed on specific topics, emerging trends and best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. All non-management board members are expected to participate in sufficient continuing education to be effective in their roles.

The continuing education program for directors also includes:

•
in-depth sessions ("deep dives") as well as an annual two-day board strategy meeting on different business, economic, enterprise and regulatory topics. Each deep dive includes an element of general education as context for the discussions (e.g., the industry, competitors, trends, and risks/opportunities);

•
optional director orientation sessions for directors in their second year of service;

•
complete access to management to become and remain informed about the bank's businesses and for any other purposes that may help them fulfill their responsibilities;

•
informal board/executive interaction sessions for directors to meet additional members of senior management and the bank's next generation of talent;

•
enrollment in events and access to publications to enhance their knowledge of directors' responsibilities and current governance trends;

•
regular presentations on different aspects of the bank's operations;

•
periodic presentations and reports summarizing significant regulatory and market developments;

•
opportunities to visit various operational sites;

•
access to regularly updated learning and development materials on the board portal, curated against five areas of focus: economic and competitive landscape; strategy and business model; technology and innovation; legal and regulatory; and risk; and

•
reimbursement of expenses for outside education sessions, which they are encouraged to attend.

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The following chart summarizes the number of continuing education sessions held in fiscal 2018 and gives examples of topics to illustrate their nature.

Participant	Total Sessions	Examples of Sessions Held

Board of Directors	35	• Competitive Landscape	• Interest Rate Environment, Balance
		• Innovation & Technology Strategy	Sheet Management and Liquidity
		• Cybersecurity	• Digital Transformation & Customer
		• U.S. Business Update	Engagement
• Environmental Update

Audit Committee	20(1)	• Overview of Financial Reporting	• Finance Technology Transformation,
		Manual Processes & Select Key	including Data and Analytics
		Controls and Procedures	• Compliance Risk — Business
		• Update on IFRS Changes: Financial	Updates
		Instrument Disclosures, Revenue and	• Consumer Compliance & Regulatory
		Leases	Developments
• AML Demonstration & Technology Update

Risk Committee	24(1)	• Cybersecurity	• Payments Update
		• Disruption Risk	• Third Party Risk Management,
		• Evolution of Operational Risk	including Cyber Risks
		Management	• Environmental Risk Update

Human Resources	5	• Colleague Compensation	• Retirement Governance
Committee		• Customer Experience Measurement	• Compensation Trends and Emerging
		and Impact to Compensation	Issues

Corporate	5	• Global Conduct Risk Program	• Environmental and Social Matters —
Governance		Update	Regular Updates
Committee		• Developments in Corporate	• Supervisory Expectations for Boards
		Governance — Regular Updates	of Banks

(1)
Includes two joint sessions of the audit committee and risk committee.

ETHICAL BUSINESS CONDUCT

As a responsible business enterprise and corporate citizen, the bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism at all times.

While reaching the bank's business goals is critical to its success, equally important is the way these goals are achieved. There are a number of policies and procedures in place, including the Code, the Conduct Risk Management Policy, and the Anti-Bribery and Anti-Corruption Policy, which encourage and promote a culture of ethical business conduct at the bank.

The board and its committees oversee the culture of integrity or "tone at the top" established throughout the bank, including compliance with the bank's policies and procedures for ethical personal and business conduct. The corporate governance committee receives regular reports from management discussing the various policies and governance structures that support this important oversight function.

This year, the board approved enhancements to the broader conduct risk framework, including the consolidation of oversight of conduct risk under the primary responsibility of the corporate governance committee. The corporate governance committee oversees the status and effectiveness of the bank's conduct risk management program, including receiving reports on any potential conduct risk trends.

Code of Conduct and Ethics

The Code applies at all levels of the organization, from major decisions made by the board, to day-to-day business transactions. The Code has been filed with securities regulators on www.sedar.com and www.sec.gov, and is also available to shareholders at www.td.com/governance/other_policies.jsp or by contacting TD Shareholder Relations via the contact information on page 86 of this circular.

The Code establishes the standards that govern the way directors and employees deal with each other, as well as with shareholders, customers, governments, regulators, suppliers, competitors, the media and the public at large. Within this framework, all directors, officers and employees are expected to exercise good judgment and be accountable for their actions. All directors and employees are required to review and complete training on the contents of the Code and attest to compliance with the Code annually.

The corporate governance committee annually reviews the Code and oversees monitoring compliance with the Code, including approving, where appropriate, any waiver from the Code to be granted for the benefit of

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any director or executive officer of the bank. In fiscal 2018, there were no such waivers sought or granted. Compliance with the Code is monitored by management on an ongoing basis and material issues arising under the Code are reported to the corporate governance committee by the human resources department or the conduct risk team within compliance. An annual report is submitted by the group head responsible for HR to the corporate governance committee on the attestation process confirming compliance with the Code. Employees are encouraged to report violations immediately to TD and various internal contacts are outlined in the Code under "Reporting Violations". Employees who may be uncomfortable using these internal channels can report possible violations through the TD Whistleblower Hotline as described under "Measures for Receiving Stakeholder Feedback" above in this Schedule A. The audit committee oversees that concerns or complaints relating to questionable accounting, internal accounting controls or auditing matters are resolved in a satisfactory manner.

Insider Trading Policies

Safeguards are in place to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers who have access to records of the bank trading accounts in which these individuals hold securities. All officers and employees covered by the bank's insider trading policies are required to disclose trading accounts to the bank and ensure that such accounts are maintained in-house or at an approved financial institution. In addition, covered officers and employees (including the named executive officers listed in the Summary Compensation Table under the "2018 Performance and Compensation" section of this circular) are required to pre-clear any securities trade with the bank's compliance department. Trading in bank securities is restricted during "closed window periods" which span the period when the bank's financial results are being compiled but have not yet been released to the public. Reporting insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).

Director Conflict of Interest

Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. In addition to their annual questionnaires (discussed above), directors have an ongoing obligation to provide the bank with complete information on all entities in which they have a material interest, so that any potential conflicts can be identified. In general, each director is individually responsible for reporting any potential or actual conflict of interest between him or her and the bank to the corporate governance committee, and for providing the committee with any additional information it may request. The committee will determine an appropriate course of action with respect to any such director. Where a director's potential or actual conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer his or her resignation.

BOARD COMPOSITION, DIRECTOR NOMINATIONS AND BOARD RENEWAL

Board Size

In considering board size, the board balances the competing goals of keeping the board to a size which facilitates effective discussions, while at the same time offering adequate representation to meet the competency and diversity needs of board and committee work in the context of the bank's business and operating environment.

The board is required to have a minimum of 12 directors. The exact size of the board is set by directors' resolution prior to each annual shareholders' meeting on the recommendation of the corporate governance committee. The board size may be changed by the board from time to time between annual shareholders' meetings.

Approach and Process

The board strives to be constituted of directors with the right mix of experience, expertise and perspectives to enable the board to carry out its wide-ranging responsibilities. The board balances the need for a fresh perspective with the broad experience needed to oversee a complex, multi-national banking enterprise.

The corporate governance committee recommends to the board for approval criteria for the composition of the board, regularly assesses the board's succession and renewal plans in light of such criteria, and satisfies itself that the directors of the bank, taken as a whole, have the competencies most relevant in light of the opportunities, risks and long-term strategy of the bank. In identifying individuals qualified to become candidates, the committee invites suggestions from other directors and management, and it often engages independent consultants. The chair leads the process and the CEO is included with a number of directors in the

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interview process. The bank maintains an evergreen list of potential director candidates. The corporate governance committee regularly considers potential candidates even when the board does not have an immediate vacancy.

The corporate governance committee satisfies itself that prospective candidates fully understand the board and its committees and the contributions expected of individual directors. To make an effective contribution to the board and its committees, the corporate governance committee rigorously assesses that each prospective candidate has the personal attributes, competencies and experience to support the collective ability of the board and its committees. Upon the recommendation of the corporate governance committee, the board annually recommends the director nominees to shareholders, who may vote separately on each new director nominee at the annual shareholders' meeting. The nominees identified in the "Director Nominees" section of this circular were recommended to the board by the corporate governance committee.

In addition to other avenues for sourcing potential board candidates, from time to time the bank receives and is prepared to consider on their merits unsolicited nominations. Such nominations should be addressed to the Chairman of the Board at the address provided in the "Shareholder Inquiries" section of this circular. The Chairman will bring to the attention of the corporate governance committee any unsolicited nominations that, in the Chairman's opinion, merit further consideration by the committee.

Competencies and Skills/Experience Matrix

The board is composed of members with a broad spectrum of competencies (e.g., skills, educational backgrounds, experience and expertise from a range of industry sectors and geographies) that reflect the nature and scope of the bank's business. All of the directors have significant expertise in strategic leadership, and governance.

The corporate governance committee uses the following matrix to assess the collective skill and experience profile of the director nominees it recommends to the board and to identify areas in which more strength would be desirable taking into consideration the bank's strategy, opportunities, risk profile and overall operations:

• Senior Executive/Strategic Leadership • Financial Services • Insurance • Risk Management • Talent Management & Executive Compensation • Audit/Accounting • Capital Markets/Treasury	• Corporate Responsibility for Environmental and Social Matters • Governance • Government/Public Affairs • Legal/Regulatory • Marketing/Brand Awareness • Technology Management • Operational Excellence

On an annual basis, the corporate governance committee reviews the matrix to confirm that it continues to reflect the most relevant skill and experience competencies that the board needs to address its many responsibilities and long-term strategy of the bank. Directors annually self-assess their skills and experiences against the above listed competencies required by the board to discharge its responsibiities.

Each director nominee's key competencies are listed in the charts under the "Director Nominees" section of this circular.

Diversity

The bank is committed to diversity and inclusion at all levels of the bank's workforce as a business imperative, and the board's approach to the identification and nomination of candidates for election to the board is in keeping with that commitment.

The bank has a long history of gender diversity on the board. As set out in the bank's corporate governance guidelines, the board has set a goal that each gender comprises at least 30% of the board's independent directors. The corporate governance committee considers this goal, and other diversity criteria, when identifying and considering qualified candidates that can fill vacancies or gaps in board competencies. Women comprise 38% (5 of 13) of the bank's independent director nominees (and 36% (5 of 14) of all director nominees).

The bank takes a similar approach when identifying candidates for executive officer positions, considering both competencies and personal attributes, including gender diversity, to build the strongest leadership team for the enterprise. Currently, women comprise 25% (3 of the 12) of the positions at the executive officer level (i.e., the bank's senior executive team (SET)).

The bank also sets goals for representation of women and other groups at the bank's senior management levels. Each business within the bank monitors its respective progress against these diversity objectives on a

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quarterly basis. The current level of women holding bank-titled vice president and above roles in Canada is 39%, and the bank is currently working towards a goal of 40% by the end of 2020. To achieve these results, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of its employees.

Proxy Access Policy

Consistent with the commitment made to its shareholders in March 2017 to consider how best to give effect to an enhanced regime for proxy access for TD, the board implemented a proxy access policy in September 2017 under which qualifying shareholders may submit one or more director nominations to be included in the bank's proxy circular and form of proxy and ballot for the annual shareholders' meeting. The key elements of this policy are that: (a) nominating shareholder(s) must collectively meet an ownership threshold of 5% of the common shares of the bank; (b) common shares equal to the minimum ownership threshold must have been held by the nominating shareholder, or each member of the group, continuously for at least three years and the nominating shareholder(s) must have full voting and economic rights in the shares; (c) the nominating shareholder group may not be larger than 20 shareholders, with funds under common management generally counting as one shareholder; and (d) the number of proxy access nominees in the proxy circular for a shareholders' meeting may not exceed 20% of the board's size.

Under the terms of the proxy access policy, the bank will include the names of the person(s) nominated by shareholders in its proxy circular in a manner that clearly sets out the choices available to shareholders and the board's recommendations. The names of the proxy access nominees will also be included in the bank's form of proxy and ballot, on the same or next page as the nominees recommended by the board, separated and labeled with the board's recommendation. In addition, the bank will include a statement by the nominating shareholder(s) in the proxy circular in support of the election of the proxy access nominees of up to 500 words, plus biographical information about the proxy access nominees required to be included in the proxy circular.

The ownership threshold of 5% of common shares of the bank that is contained in the bank's proxy access policy is the minimum threshold currently permitted by the Bank Act. A lower ownership threshold of 3% of common shares is prevalent in the form of proxy access adopted by companies in the U.S. and is preferred by some of the bank's shareholders in Canada. The Department of Finance (Canada) has engaged in a consultation process with a view to updating the Bank Act. In that context, the bank made a submission (available at the following link: www.td.com/governance/proxy-access.jsp) proposing that the proxy access framework which has been adopted by the bank be incorporated into the Bank Act, but with the 3% ownership threshold. Amendments to the corporate governance provisions of the Bank Act were not included in the priority amendments to the Act announced in March 2018. At that time, the government also announced that additional legislative amendments will be proposed that will include corporate governance, and the government extended the sunset provision in the Bank Act for an additional five years to 2023. If and when the proposed legislative changes outlined in the letter are made, TD's board of directors intends to lower the minimum ownership threshold in the bank's proxy access policy to 3% instead of 5%.

The bank was one of the first Canadian companies to adopt proxy access. The policy which has been adopted reflects the prevailing U.S. practice with the exception of the 5% threshold. As proxy access becomes more widespread in Canada, its elements may diverge from the U.S. model. The adoption by way of policy enabled the bank to put proxy access in place on a timely basis while maintaining flexibility to adapt the design of the policy to conform to legislative change and developments in Canadian practice.

The bank is aware that some shareholders would prefer to see proxy access adopted by way of a by-law approved by shareholders. The bank currently expects that, following the enactment of corporate governance changes to the Bank Act flowing from the review mentioned above, the bank will update its by-law. When this happens, the bank will give effect to the terms of its proxy access policy in its by-law.

Assessments

The board annually evaluates the effectiveness of the board and its chairman, its committees and their chairs, individual directors, and the CEO.

The corporate governance committee is responsible for establishing an effective evaluation process and engages the expertise of an independent consultant to assist in the design of the feedback surveys and to facilitate the review and consultation process. The board's approach to the feedback process is meant to be constructive and to assist the corporate governance committee in determining whether the right programs are in place for continuously improving directors' functioning and effectiveness. To provide a 360° view, in the case of the assessment of the board, the chairman of the board and the CEO, senior executive management members are asked to participate in the feedback process. The chart below outlines the feedback process.

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Annual Assessments	Participants	Process

Board Feedback	All directors and select executives

•

Participants complete a comprehensive feedback survey on board effectiveness and performance.

•

Feedback is sought on a variety of matters, including what the board could do differently, what the board's priorities should be in the coming year, execution of the bank's strategy, oversight of the bank's risk appetite, and overall effectiveness of communications between the board and senior management.

•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chairman of the board to identify key themes and possible actions.

•

The chairman leads a preliminary discussion with the corporate governance committee to review the feedback report prepared by the independent consultant and propose board priorities for the coming year to address any development opportunities highlighted by the survey results.

•

The chairman then leads a discussion with the board on the results and proposed priorities of the board for the coming year, including whether any changes to the structure or composition of the board or its committees may be appropriate. The board priorities for the coming year are then approved by the board.

Individual Director Feedback	All directors

•

The chairman has one-on-one discussions with each director.

•

The chairman first meets with each director to obtain self-assessment input and to receive feedback about the performance and any development needs of the board, its committees and peer directors.

•

The chairman then meets with each director to provide individual feedback.

Committees and Committee Chairs Feedback	All committee members

•

Participants complete an assessment survey on the effectiveness and performance of the committees on which they sit and the chairs of those committees.

•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with each committee chair.

•

Each committee holds an effectiveness self-assessment session to share views and sets objectives to respond to any development opportunities identified in the survey results, and then reviews the results and committee-approved objectives with the board. The senior executive supporting each committee is invited to participate in a portion of the session.

Chairman of the Board Feedback	All directors and select executives

•

As part of a comprehensive board feedback survey, participants are asked to assess and comment on the chairman of the board's performance.

•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•

The chair of the human resources committee leads an in-camera discussion with the board (with the chairman absent) and meets with the chairman of the board to provide feedback and develop objectives for the coming year.

•

These objectives are reviewed and recommended by the corporate governance committee and approved by the board.

Chief Executive Officer Feedback	All directors and select executives

•

As part of the annual board feedback survey, participants are asked to assess and comment on the CEO's performance. To aid in this assessment, all directors receive a copy of the CEO's self-assessment of performance against the goals and objectives agreed to by the CEO and the board at the beginning of the year.

•

Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chairman of the board and the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•

The chairman of the board, together with the chair of the human resources committee, leads an in-camera discussion of the results with the human resources committee and then with the board (with the CEO absent), and meets with the CEO to provide feedback.

•

The CEO's corporate goals and objectives, which include performance indicators and key milestones relevant to the CEO's compensation, are reviewed and recommended by the human resources committee and approved by the board.

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Throughout the year, the corporate governance committee monitors the implementation of the action plans addressing the board priorities and each committee monitors its own activities to address the development opportunities it has identified through the assessment. The corporate governance committee also monitors how well the chairman and the other committees implement action plans against their objectives to see that they are appropriately addressed. Input from the board feedback process is also taken into account when considering the director nominees to be recommended for election at the annual shareholders' meeting.

The corporate governance committee identifies any recurring themes across committees to be dealt with at a governance level and oversees the continued improvement in board and committee processes for agenda time management, advance materials, presentations and continuing education opportunities.

Retirement Age and Term Limits

The Corporate Governance Guidelines provide that no director will serve beyond the annual meeting following his or her 75th birthday. Subject to this limit, as well as receiving solid annual performance assessments and being annually re-elected by shareholders, directors may serve on the board for up to 10 years. On the recommendation of the corporate governance committee, the board may extend that limit by up to a further five years. In exceptional circumstances, on the recommendation of the corporate governance committee, the board may extend the 15-year limit for a director by up to an additional five years. Pursuant to the Bank Act, the CEO of the bank is required to serve on the board for so long as he or she holds such office. Brian Levitt has completed 10 years of aggregate service. In light of the significant leadership and expertise that Mr. Levitt has provided to the board, the board has determined that Mr. Levitt should be eligible to be nominated for annual re-election up to his retirement limit reached at the 2022 annual meeting.

Other Considerations

All directors are expected to meet the highest ethical and fiduciary standards, apply sound judgment, be knowledgeable, inquisitive and ready to engage in constructive challenge about the issues facing the bank, and be committed to the board and the bank.

The composition of the board must meet Bank Act residence and affiliation requirements and all directors must meet the qualifications for directors set out in the Position Description for Directors (www.td.com/governance/charters.jsp). Non-management directors are expected to meet the standards for independence from management established pursuant to the Director Independence Policy.

The corporate governance committee also considers whether each nominee's ability to make a valuable contribution to the board, including whether they can devote sufficient time and resources to their duties as a board member. Directors must be committed to diligent attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings during the fiscal year, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is taken into consideration in the nomination process.

Election of Directors and Majority Voting Policy

If a director nominee in an uncontested election receives, from the common shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election (i.e., the nominee is not elected by at least a majority of 50% + 1 vote), he or she must immediately tender his or her resignation to the chairman of the board. The corporate governance committee and the board will expeditiously consider the director's offer to resign. The board will accept the resignation offer unless there are exceptional circumstances, and the resignation will take effect as soon as the board accepts it. The board must make its final determination within 90 days of the relevant shareholders' meeting and promptly announce that decision (including, if applicable, the reasons for rejecting the resignation) through a news release. Any director who tenders his or her resignation pursuant to this policy will not participate in any deliberations on the resignation offer by the corporate governance committee or board. In the event any director fails to tender his or her resignation in accordance with this policy, the board will not re-nominate the director. The board is not limited in any action it may take if a director's resignation is accepted, including appointing a new director to fill the vacancy. This policy does not apply to a contested election of directors; that is, where the number of nominees, including proxy access nominees, exceeds the number of directors to be elected.

COMPENSATION GOVERNANCE

Director Compensation

The corporate governance committee reviews director compensation to satisfy itself that it is appropriate within the market and aligns directors' and shareholders' interests. The board determines the amount and form of director compensation based on the corporate governance committee's recommendation. Further information on director compensation can be found in the "Director Compensation" section of this circular.

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Executive Compensation

The objective of the bank's executive compensation strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long-term. The bank's executive compensation program is overseen by the board and its human resources committee and is fully described in the "Approach to Executive Compensation" section of this circular.

The human resources committee, with the benefit of advice from its independent advisor, Hugessen Consulting Inc., reviews and approves, or recommends to the board for approval, the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the named executive officers listed in the Summary Compensation Table in the "2018 Performance and Compensation" section of this circular, other members of the senior executive team, heads of control functions, and the 50 highest paid employees across the bank. The human resources committee also approves aggregate compensation awards under all executive compensation and equity plans, and has oversight accountability for all material employee compensation plans. The human resources committee also reviewed the executive compensation disclosure in this circular before it was approved by the board and made public. To support the objective of striving to be a market leader on governance issues, the bank has adopted certain policies and processes that align with best practices such that risk is appropriately considered in compensation plans, including:

•
at year end, the chief risk officer presents an enterprise risk appetite scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded and if any adjustments to maturing deferred compensation are appropriate;

•
any changes to the plan design for material compensation plans must be reviewed and endorsed by a challenge committee and subsequently by the chief risk officer to confirm that the design does not create an incentive for risk taking beyond the bank's risk appetite;

•
all bank executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year-end performance and compensation decisions are made;

•
the human resources committee has discretion to reduce annual incentive awards (including cash and equity based incentives) to zero under all executive plans;

•
the human resources committee has discretion to reduce or cancel unvested deferred compensation;

•
a comprehensive claw back feature that can be triggered by misconduct, a restatement of financial results, or a material error is included in all executive compensation plans, and in addition all equity awards granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct;

•
a significant portion of compensation for all executives is awarded as equity which vests after a minimum of three years; and

•
share ownership requirements including post-retirement holding requirements for the most senior executives, including two years post-retirement for the CEO and one year for the other named executive officers.

Information on the human resources committee's independent advisor can be found in the "Independent Advisors" section of the Report of the Human Resources Committee.

CEO Compensation

The board annually assesses the CEO's performance against pre-defined goals and objectives. With the benefit of advice from its independent advisor, the human resources committee recommends the CEO's salary, annual cash incentive and equity compensation to the board for approval. The CEO's evaluation includes the results of a comprehensive 360° assessment process that incorporates feedback from all board and SET members. The assessment includes consideration of performance against the goals and objectives agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance on a range of key indicators including financial, operational, customer experience, colleague and environmental, social and governance measures. For a detailed analysis of the CEO's compensation in fiscal 2018, see the "CEO Compensation" section of this circular.

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BOARD COMMITTEES

The board has four committees: audit, corporate governance, human resources, and risk. More information on these committees can be found above in "Report of the Human Resources Committee" and below in the "Reports of the Board of Directors and Committees" sections of this Schedule A.

The board fulfills its role directly and through committees to which it delegates certain responsibilities. The composition requirements for each of the board's committees are set out in their respective charters. The board approves the composition of each committee on the recommendation of the corporate governance committee, and can remove members. In recommending appropriate membership on committees, the corporate governance committee strives to constitute each committee with directors with the right mix of experience, expertise and perspectives to enable the committee to carry out its responsibilities. Each independent director should serve on at least one committee each year. The corporate governance committee is composed of the chairman of the board and the chairs of the audit committee, risk committee and human resources committee. Each committee may conduct all or part of any meeting in the absence of management. Each committee includes such in-camera sessions on its meeting agendas. For example, the audit committee meets on its own as well as separately with each of the CEO, chief financial officer, general counsel, chief auditor, chief compliance officer, chief anti-money laundering officer, bank secrecy act officer and shareholders' auditor at each of its regularly scheduled quarterly meetings.

Each committee reviews its charters annually to satisfy itself that it is operating effectively. Each committee establishes annual objectives as a focus for its core responsibilities and activities and to help prioritize the committee's time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available at www.td.com/governance/charters.jsp.

REPORTS OF THE BOARD OF DIRECTORS AND COMMITTEES

The board and its committees are focused on the continued review and improvement of the bank's governance policies and procedures to be sure they meet or exceed evolving regulatory and market environments in which the bank operates. The reports of the board and its committees below are all as at October 31, 2018.

REPORT OF THE BOARD OF DIRECTORS

The board's activities are conducted in accordance with the responsibilities set out in the board's charter (see "Board Mandate" in this Schedule A for details). The board believes that it has fulfilled its responsibilities in fiscal 2018. In carrying out these responsibilities, the board, as a whole, particularly focused on the following initiatives:

Succession Planning and Talent Development

•

Reviewed the bank's ongoing succession planning and talent management strategy and plans behind key leadership roles.

•

Approved key changes to the senior executive team and the bank's organization structure.

•

Considered reports on colleague engagement and development, including results from the bank's employee experience survey.

Strategy

•

Reviewed the bank's strategic plans with management, including by evaluating the top and emerging risks facing the bank and the bank's strategy and approach to address these risks, and focusing on organic and acquisition growth opportunities, customer experience in digital, in-branch and other distribution channels, innovation platforms and technologies to support the bank's long-term strategy and the implications of the economic and political environment.

•

Oversaw the successful acquisitions of Layer 6 and Greystone Capital Management Inc.

•

Reviewed the bank's continuing enhancements to its technology infrastructure and capabilities, including overseeing and reviewing technology initiatives underway to improve agility, speed and cost effectiveness, as well as the technology initiatives in each of the bank's businesses.

•

Received regular reporting, and provided input on, the bank's continuing technology transformation, including by evaluating progress on the key drivers of change, including data and analytics, cloud infrastructure, artificial intelligence and talent strategies.

•

Reviewed the bank's "The Ready Commitment" which supports the bank's purpose to enrich the lives of its customers, communities and colleagues.

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•

Regularly engaged management in constructive dialogue regarding the impact strategic decisions could have on the bank's growth and long-term value and provided appropriate challenge and guidance to management.

•

Provided input on the draft strategic plan and subsequently approved the bank's 2018 integrated plan, including the long-term strategic plan and the financial, capital and liquidity plans.

Risk Management

•

Focused on the bank's risk appetite and, upon the recommendation of the risk committee, approved the bank's risk appetite statement.

•

Reviewed the bank's enterprise-wide stress testing, including the impacts of the stress tests on the bank's capital and earnings.

•

Reviewed the bank's cyber security program, including threat readiness and resilience and regulatory oversight and received educational updates from expert speakers.

•

Received an update on environmental risks and the bank's support for the transition to a low-carbon economy.

•

Approved enhancements to the broader conduct risk framework, including the consolidation of oversight of conduct risk under the primary responsibility of the corporate governance committee.

•

Received regular reporting from the corporate governance committee on its oversight of the bank's conduct risk program.

Financial Reporting

•

On the recommendation of the audit committee, approved the bank's interim and annual consolidated financial statements, accompanying management's discussion and analysis, and earnings news releases on quarterly and annual results.

Operations

•

Considered the risks facing the bank's various businesses as part of the regular reporting by the bank's business leaders, and oversaw the operations of the bank's businesses in light of the board-approved strategic plan.

•

Focused on the continued progress of initiatives to reduce costs and manage expenses in a sustainable manner and to achieve greater operational and project delivery excellence.

The reports of the board's committees, outlining their key charter responsibilities and highlighting their key activities and accomplishments for fiscal 2018, are provided in this circular. Detailed disclosure of the bank's corporate governance policies and practices are set out above in this Schedule A. Additional information relating to corporate governance at the bank is also available at www.td.com/governance.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

Committee Members (at fiscal year-end)

Brian M. Levitt (chair); William E. Bennett; Karen E. Maidment; and Alan N. MacGibbon

Independence The committee is composed entirely of independent directors	Meetings 5 during fiscal 2018	Charter Review The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2018

Responsibilities

The corporate governance committee, chaired by the chairman of the board, is responsible for fostering a healthy governance culture at the bank and for developing and enhancing the bank's corporate governance practices and standards. The committee's main responsibilities, as set out in its charter, include:

•
identifying individuals qualified to become board members and recommending to the board the director nominees for the next annual shareholders' meeting and recommending candidates to fill vacancies on the board that occur between meetings of the shareholders

•
developing and recommending to the board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the bank

•
satisfying itself that the bank communicates effectively, both proactively and responsively, with its shareholders, other interested parties and the public

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•
overseeing the bank's strategy and reporting on corporate responsibility for environmental and social matters

•
acting as the conduct review committee of the bank and certain of its Canadian subsidiaries that are federally-regulated financial institutions, including providing oversight of conduct risk

•
overseeing the evaluation of the board and committees

The committee meets regularly without management present and separately with the general counsel.

2018 Highlights

In carrying out its responsibilities, the committee particularly focused on the following initiatives to further improve the bank's governance practices and standards:

Board and Committee Composition

•

As part of its ongoing oversight of board succession and renewal, continued to address board and committee composition, director recruitment and continuing education.

•

Considered an update on director succession, including a review of director tenure practices and other planning considerations.

•

Reviewed the director skills/experience matrix to satisfy itself that it continues to reflect the most relevant skills, experiences and competencies.

Shareholder Engagement

•

Continued to lead the board in meetings with shareholders on matters core to the board's mandate.

•

Received management's reports on the bank's engagement activities with shareholders related to various corporate governance and corporate responsibility matters.

•

Received a report on rising investor interest in ESG (environmental, social and governance).

Governance Developments

•

Approved enhancements to governance policies and practices in keeping with the goal of continually improving board effectiveness and efficiency.

•

Received reports on evolving regulatory practices and legislative changes, including board diversity practices, impacting the bank's governance policies.

Oversight of Conduct Risk and Ethical Behaviour

•

Received regular updates from the bank's chief compliance officer on the status and effectiveness of the conduct risk program including information on any potential conduct risk trends.

•

Oversaw the TD Ombudsman's Office and considered key themes for Canadian customer complaints escalated to the TD Ombudsman and external complaints bodies.

Regulatory Requirements and Supervisory Expectations for Boards of Directors

•

Considered the manner in which the board and each of its committees meets the oversight expectations of the bank's regulators and supervisory authorities with a view to ensuring that those expectations are met.

Subsidiary Governance

•

Reviewed the linkages between the bank's board and the boards of directors of the bank's U.S. bank holding companies and the bank's U.S. banking subsidiaries.

•

Received information from an independent assessment with respect to benchmarking of the subsidiary governance program's effectiveness.

Corporate Responsibility for Environmental and Social Matters

•

Reviewed the bank's annual Corporate Responsibility Report with management focusing on enhanced disclosures on environmental and social issues.

•

Received management's presentation on international ESG trends, including the bank's disclosures in alignment with the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures.

•

Received briefings on the development and launch of the bank's "The Ready Commitment" including the bank's involvement in contributing to sustainable development goals and community giving.

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REPORT OF THE AUDIT COMMITTEE

Committee Members (at fiscal year-end)

Alan N. MacGibbon* (chair); William E. Bennett*; Brian C. Ferguson*; Jean-René Halde; Claude Mongeau*; and Irene R. Miller* (*audit committee financial experts)

Independence The committee is composed entirely of independent directors	Meetings 9 during fiscal 2018 (including 2 joint sessions with the risk committee)	Charter Review The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2018

Responsibilities

The audit committee is responsible for supervising the quality and integrity of the bank's financial reporting, which includes overseeing the integrity of the bank's financial controls and the effectiveness of the internal and external audit functions, and compliance requirements. Members of the committee are expected to be financially literate or willing and able to acquire knowledge quickly, and at least one member must be an audit committee financial expert, as defined in applicable regulatory requirements. The committee's main responsibilities, as set out in its charter, include:

•
overseeing reliable, accurate and clear financial reporting to shareholders

•
overseeing the effectiveness of internal controls, including internal controls over financial reporting

•
being directly responsible for the selection, compensation, retention and oversight of the work of the shareholders' auditor — the shareholders' auditor reports directly to the committee

•
receiving reports from the shareholders' auditor, chief financial officer, chief auditor, chief compliance officer, chief anti-money laundering officer and bank secrecy act officer, and evaluating the effectiveness and independence of each

•
overseeing the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the bank's compliance with the laws and regulations that apply to it

•
acting as the audit committee for certain subsidiaries of the bank that are federally-regulated financial institutions

The committee meets regularly without members of management present, and separately with each of the shareholders' auditor, the chief executive officer, the chief financial officer, the general counsel, the chief auditor, the chief compliance officer, the chief anti-money laundering officer and the bank secrecy act officer.

2018 Highlights

In carrying out its responsibilities, the committee particularly focused on the following initiatives:

Oversight of Internal Controls

•

Reviewed information with respect to testing of internal controls over financial reporting and the results thereof, and monitored key internal control issues, the associated risks, and the status of corrective actions.

•

Received regular updates from the finance function on select key controls and processes to satisfy itself that financial reporting is reliable and accurate.

•

Reviewed the opinion of the chief compliance officer on the adequacy of, adherence to, and effectiveness of enterprise-wide regulatory controls.

•

Received updates from the internal audit, finance, compliance and global anti-money laundering functions to satisfy itself that there are adequate resources with experience and knowledge in each of the key oversight functions, as well as appropriate succession planning for all key resources.

•

Received regular updates from the bank's chief auditor on the status of major project audits, effectiveness and optimization of key controls, emerging risks, and enterprise-wide themes.

•

Reviewed and approved the annual audit plan, including the risk assessment methodology to satisfy itself that the plan is appropriate, risk-based and addresses all the relevant activities and significant risks over a measurable cycle and is aligned to the strategic priorities of the bank.

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Oversight of Shareholders' Auditor

•

Oversaw the work of the shareholders' auditor including review of audit plans, associated fees and their work related to areas of significant audit risk including the bank's adoption of International Financial Reporting Standards (IFRS) 9, Financial Instruments.

•

Conducted an annual and periodic comprehensive review of the shareholders' auditor, including in respect of: the auditor's independence, objectivity and professional skepticism; quality of the engagement team, quality of the communications and interactions with the auditor; and quality of service provided. The Committee concluded that the results of the annual and periodic comprehensive review of Ernst & Young LLP (EY) were satisfactory.

•

Received updates on the action plans resulting from the annual and periodic comprehensive review, including updates on the audit quality indicators incorporated into the 2018 auditor assessment report.

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Oversaw the bank's audit partner rotation process including review of rotation requirements and assessment of proposed candidates and approved candidates for lead engagement and key partners of future EY audits, subject to EY's continuing performance and shareholder approval of EY's appointment.

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Reviewed the annual independence report of the shareholders' auditor and recommended to the board for recommendation to the shareholders the appointment of the shareholders' auditor.

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Reviewed the annual Canadian Public Accountability Board (CPAB) Audit Quality Insights Report — 2018 Fall Inspections Results.

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Pre-approved all engagements with EY (including any audit and non-audit services).

•

Reviewed updates from the shareholders' auditor on auditing and regulatory developments globally affecting auditors and their impact on the bank, including the new auditing standards to enhance the auditor's report.

Finance and IFRS, Financial Reporting

•

Oversaw the bank's annual and quarterly financial reporting process, including the bank's reporting under IFRS.

•

Received regular updates from the finance function on the bank's significant judgments in accounting policies and estimates, as well as education sessions on various financial reporting matters and accounting changes including IFRS 15, Revenue from Contracts with Customers and IFRS 16, Leases.

•

Oversaw the bank's IFRS 9, Financial Instruments Program implementation with respect to new processes and controls, evolving disclosures, and industry and regulatory updates.

Compliance

•

Received updates on consumer protection compliance, including regulatory developments in Canada and the U.S.

•

Reviewed information with respect to compliance testing and monitoring issues, regulatory examinations, and ongoing regulatory updates.

•

Received regular updates from the bank's chief compliance officer and compliance unit executives on the effectiveness of key regulatory controls, emerging risks, significant regulatory changes, and key regulatory issues.

•

Reviewed information with respect to the bank's Volcker Compliance Program including effectiveness reports by Internal Audit and Compliance.

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Provided effective challenge on the approach and methodology of assessing compliance department effectiveness and developing the compliance department's annual plan, and reviewed and approved the compliance department's annual plan.

Anti-Money Laundering/ Terrorist Financing

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Reviewed and approved the bank's global anti-money laundering (AML) department's annual plan, including the bank's global AML strategic priorities.

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Received regular updates from the bank's chief anti-money laundering officer and bank secrecy act officer, as well as education sessions, on the status of key technology upgrades to enhance operational efficiencies.

•

Oversaw the execution of the bank's global anti-money laundering/anti-terrorist financing (ATF) programs, including economic sanctions requirements, including by reviewing regular reports by the chief anti-money laundering officer and bank secrecy act officer on the design, operation and status of key initiatives of the AML/ATF program and updates on regulatory amendments.

•

Received education sessions on various AML activities, including an on-site AML demonstration and technology update.

For further information on the audit committee, see the discussion under the heading "Pre-Approval Policies and Shareholders' Auditor Service Fees" in the bank's 2018 annual information form (www.sedar.com or www.td.com/investor/other.jsp).

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REPORT OF THE RISK COMMITTEE

Committee Members (at fiscal year-end)

William E. Bennett (chair); Amy W. Brinkley; Colleen A. Goggins; David E. Kepler; Alan N. MacGibbon; and Karen E. Maidment

Independence The committee is composed entirely of independent directors	Meetings 10 during fiscal 2018 (including 2 joint sessions with the audit committee and 1 joint session with the human resources committee).	Charter Review The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2018.

Responsibilities

The risk committee is responsible for overseeing the management of the bank's risk profile and approving enterprise-wide risk management frameworks and policies that support compliance with the bank's risk appetite and reinforce the bank's risk culture. The committee's main responsibilities, as set out in its charter, include:

•
Approving the Enterprise Risk Framework (ERF) and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which the bank is exposed

•
Reviewing and recommending the bank's Enterprise Risk Appetite Statement for approval by the Board

•
Overseeing the bank's major risks as set out in the ERF

•
Reviewing the bank's risk profile and performance against Risk Appetite

•
Providing a forum for "big-picture" analysis of an enterprise view of risk including considering trends and current and emerging risks

The committee meets regularly without members of management present, and separately with each of the chief executive officer and the chief risk officer without other members of management present. The committee, together with the full board of directors, remains focused on providing strategic counsel and fostering substantive dialogue with management on risk matters.

2018 Highlights

In carrying out its responsibilities, the committee particularly focused on the following initiatives:

Enterprise Risk Framework and Risk Appetite Process

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Reviewed and approved the bank's ERF, which continues to further integrate TD's risk appetite statement across the enterprise, and enhance the bank's risk culture and organizational understanding of how the bank views risk, its risk tolerances and escalation requirements.

•

Reviewed and provided input throughout the year on the updates and proposed enhancements to the bank's risk appetite statement prior to recommending the revised risk appetite statement to the board for approval.

•

Reviewed Risk Management's assessment of the bank's risk performance against the risk appetite statement as a key consideration in the decision making process for senior management compensation.

•

Oversaw the further enhancement of risk frameworks for the bank's major risk categories.

Governance, Risk and Control

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Engaged in comprehensive presentations on cybersecurity, including updates on the evolving threat landscape, application security, with particular focus on TD's critical digital assets, and enhancements to controls, incident response and resiliency capabilities.

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Reviewed and approved the bank's recovery and resolution plans and received reporting on related testing activities.

•

Received reports and engaged in discussions with executives from each of the bank's primary business segments covering management's oversight of key risks, challenges and mitigating actions.

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Reviewed management updates on technology risk, environmental risk, and third party risk management.

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Emerging Risk

•

Reviewed emerging risk updates in enterprise risk dashboard reporting.

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Participated in an educational session led by a third-party professional services firm to promote awareness and discussion around disruption risk.

Risk Culture

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Continued focus on ensuring the bank supports a culture which promotes accountability, escalating and promptly resolving issues, learns from past experiences, and encourages open communication and transparency on all aspects of risk taking.

Risk Management Activities

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Reviewed presentations on risk management activities, including reports on compliance with risk management policies and limits, the internal capital adequacy assessment process, the results of enterprise stress testing to identify and assess bank specific risks, inform risk tolerances and support strategic decisions, and an in-depth review of the bank's credit portfolio.

•

Received management presentations on issues of specific relevance, such as payments, real estate secured lending and disruption risk.

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Oversaw Treasury and Balance Sheet Management non-trading market and liquidity risks and related activities.

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Assessed the adequacy of Risk Management's annual budget and resource plan, and the effectiveness of the function.

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Assessed the effectiveness of the chief risk officer and approved his mandate.

Risk Management Reports

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Reviewed the quarterly enterprise risk dashboards, which include reporting on the bank's top and emerging risks and performance against risk appetite.

•

Received updates on the management of and significant exposures relating to the bank's major risk categories, and other topical updates.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR        85

SHAREHOLDER INQUIRIES

For information on voting your common shares at the meeting, see the "Voting Information" section in this circular. For other inquiries, see the contact information set out below.

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports	Transfer Agent
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
1-800-387-0825 (Canada or U.S. only)
    or 416-682-3860
Facsimile: (for general inquiries) 1-888-249-6189 or (for sending proxies) 416-368-2502 or
(toll free Canada or U.S. only) 1-866-781-3111
Email: inquiries@astfinancial.com or
www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports	Co-Transfer Agent and Registrar
Computershare
P.O. Box 505000
Louisville, KY 40233
    or
462 South 4th Street, Suite 1600
Louisville, KY 40202
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

Annual and Quarterly Reports and Voting Results

Beneficial owners who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as "Request for Quarterly Reports" on the enclosed form of proxy. To access the bank's quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of the bank's website on the day of release (www.td.com/investor/qr_2019.jsp). Registered shareholders may cease to receive the bank's annual reports, containing the bank's annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. You will not receive an annual report if you mark the annual report waiver box at the bottom of the form of proxy; otherwise, the annual report will continue to be sent to you. If you previously elected not to receive annual reports and wish to resume their receipt, please contact AST Trust Company (Canada), the bank's transfer agent, at the address noted above.

If you wish to view a copy of the voting results from the meeting, you may find them on the bank's website (www.td.com/investor-relations/ir-homepage/annual-meetings/2019/index.jsp) or on www.sedar.com or www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.

For all other shareholder inquiries:	To communicate directly with independent directors:

Please contact TD Shareholder Relations,

•

By phone at 416-944-6367 or 1-866-756-8936

•

By mail to:

The Toronto-Dominion Bank
c/o TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

•

By email to tdshinfo@td.com

You may contact the independent directors through the Chairman of the Board,

•

By mail to:

Mr. Brian M. Levitt
Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

•

By email c/o TD Shareholder Relations to tdshinfo@td.com

Emails addressed to Mr. Levitt expressing an interest in communicating directly with the independent directors via the chairman will be communicated to Mr. Levitt.

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